Exhibit 99.1

Execution copy

ARRANGEMENT AGREEMENT

between

LORUS THERAPEUTICS INC.

and

NUCHEM PHARMACEUTICALS INC.

and

GENESENSE TECHNOLOGIES INC.

and

6650309 CANADA INC.

and
PINNACLE INTERNATIONAL LANDS, INC.
and
6707157 CANADA INC.

Dated as of May 1, 2007

ARTICLE 1 INTERPRETATION		2
1.1	Definitions	2
1.2	Extended Meanings	9
1.3	Deemed Currency	9
1.4	Interpretation	9
1.5	Article References	9
1.6	Date for any Action	9
1.7	Governing Law	9
1.8	Accounting Matters	9
1.9	Material	9
1.10	Incorporation of Schedules	10
ARTICLE 2 THE ARRANGEMENT		10
2.1	General	10
2.2	Steps to be taken by Old Lorus	10
2.3	Interim Order	10
2.4	Information Circular	11
2.5	Old Lorus Board Recommendation and Fairness Opinion	11
2.6	Final Order	12
ARTICLE 3 PUBLICITY		12
3.1	Publicity	12
ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF OLD LORUS		12
4.1	Representations and Warranties of Old Lorus	12
4.2	Investigation	12
4.3	No Other Representations or Warranties	18
ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF NEW LORUS		19
5.1	Representations and Warranties of New Lorus	19
5.2	Investigation	19
5.3	No Other Representations or Warranties	20
ARTICLE 6 REPRESENTATIONS AND WARRANTIES OF INVESTOR		20
6.1	Representations and Warranties of Investor	20
6.2	Investigation	22
6.3	No Other Representations or Warranties	22
ARTICLE 7 REPRESENTATIONS AND WARRANTIES OF PINNACLE		22
7.1	Representations and Warranties of Pinnacle	22
7.2	Investigation	23
7.3	No Other Representations or Warranties	23
ARTICLE 8 COVENANTS OF OLD LORUS		23
8.1	Covenants of Old Lorus	23
8.2	Recommendation of the Old Lorus Board of Directors	27
8.3	Old Lorus Covenant Regarding Non-Solicitation	27
8.4	Notice of Superior Proposal Determination	28
8.5	Access to Information	29
ARTICLE 9 COVENANTS OF INVESTOR		29
9.1	Covenants of Investor	29
ARTICLE 10 COVENANTS OF PINNACLE		30
10.1	Covenants of Pinnacle	30
ARTICLE 11 CONDITIONS PRECEDENT		31
11.1	Mutual Conditions Precedent	31
11.2	Conditions to Obligations of Old Lorus	32

11.3	Conditions to Obligations of Pinnacle and Investor	33
11.4	Notice and Cure Provisions and Effect of Failure to Comply with Conditions	34
11.5	Satisfaction of Conditions	35
ARTICLE 12 AGREEMENT AS TO NON-COMPLETION FEE		35
12.1	Lorus Non-Completion Fee	35
12.2	Pinnacle Non-Completion Fee	36
12.3	Liquidated Damages	36
12.4	Limited Remedy	36
ARTICLE 13 INDEMNIFICATION		36
13.1	Indemnification by Old Lorus and New Lorus	36
13.2	Limitation on Indemnification by Old Lorus and New Lorus	37
13.3	Indemnification by Pinnacle and Investor	38
13.4	Limitation on Indemnification by Pinnacle and Investor	38
13.5	Exclusive Remedy	38
13.6	Survival	39
ARTICLE 14 TERMINATION, AMENDMENT AND WAIVER		39
14.1	Termination	39
14.2	Effect of Termination	39
14.3	Amendment	39
14.4	Waiver	39
ARTICLE 15 CLOSING		40
15.1	Closing Date	40
15.2	Effect of Closing	40
15.3	Place of Closing	40
15.4	Other Closing Matters	40
ARTICLE 16 GENERAL PROVISIONS		40
16.1	Notices	40
16.2	Fees and Expenses	41
16.3	Time of Essence	41
16.4	Entire Agreement	41
16.5	Assignment	41
16.6	Binding Effect	41
16.7	Further Assurances	41
16.8	Severability	42
16.9	Counterpart Execution	42
SCHEDULE A Plan of Arrangement		A-l
SCHEDULE B PPSA Registrations		B-l
SCHEDULE C Antisense Patent Assets Transfer Agreement		C-l
SCHEDULE D Virulizin and Small Molecule Patent Assets Transfer Agreement		D-l
SCHEDULE E Tangible Business Assets Transfer Agreement		E-l
SCHEDULE F Prepaid Expenses and Receivables Transfer Agreement		F-l
SCHEDULE G GeneSense Share Purchase Agreement		G-l
SCHEDULE H NuChem Share Purchase Agreement		H-l
SCHEDULE I Pinnacle Share Purchase Agreement		1-1
SCHEDULE J Indemnification Agreement		J-l

ARRANGEMENT AGREEMENT
THIS AGREEMENT is made as of May 1, 2007,
BETWEEN:
LORUS THERAPEUTICS INC., a corporation existing under the laws of Canada (hereinafter referred to as“Old Lorus”),
AND
NUCHEM PHARMACEUTICALS INC., a corporation existing under the laws of Ontario (hereinafter referred to as “NuChem”),
AND
GENESENSE TECHNOLOGIES INC., a corporation existing under the laws of Canada (hereinafter referred to as“GeneSense”),
AND
6650309 CANADA INC., a corporation existing under the laws of Canada (hereinafter referred to as“New Lorus”),
AND
PINNACLE INTERNATIONAL LANDS, INC., a corporation existing under the laws of British Columbia (hereinafter referred to as“Pinnacle”),
AND
6707157 CANADA INC., a corporation existing under the laws of Canada (hereinafter referred to as“Investor”).
WHEREAS upon the terms and subject to the conditions set out in this Agreement, the parties hereto intend to effect a business reorganization pursuant to which, or in connection with, Investor will acquire approximately 41% of the voting and all of the non-voting shares of Old Lorus;
AND WHEREAS GeneSense and New Lorus are wholly-owned subsidiaries of Old Lorus;
AND WHEREAS Old Lorus holds 80% of the issued and outstanding voting shares and 100% of the issued and outstanding non-voting preference shares of NuChem;
AND WHEREAS New Lorus is a wholly-owned subsidiary of Old Lorus and has not carried on any active business;
AND WHEREAS all members of the board of directors of Old Lorus entitled to vote thereon have, after having received a preliminary fairness opinion from Deloitte & Touche LLP, unanimously: (i) determined that the transactions contemplated by this Agreement are fair and in the best interests of Old Lorus and the Old Lorus Securityholders; (ii) approved this Agreement and the transactions contemplated hereby; and (iii) determined to recommend that the Old Lorus Securityholders vote in favour of the transactions contemplated by this Agreement;
AND WHEREAS in furtherance of the transactions contemplated by this Agreement, the board of directors of Old Lorus has resolved to submit the Plan of Arrangement to the Old Lorus Securityholders at the Old Lorus Securityholders’ Meeting and to the Court;

AND WHEREAS it is intended that the Arrangement be effected under Section 192 of the CBCA pursuant to the Plan of Arrangement and upon the terms and subject to the conditions set forth herein;
NOW THEREFORE THIS AGREEMENT WITNESSETH THAT in consideration of the respective covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:
ARTICLE 1
INTERPRETATION
1.1
Definitions
In this Agreement, including the recitals hereto, unless there is something in the subject matter or context inconsistent therewith, the following terms will have the following meanings, respectively:
“Acquisition Proposal” means any proposal by a third party or third parties that may reasonably be expected to lead to a transaction substantially similar to that contemplated by this Agreement or with respect to any asset purchase, merger, amalgamation, arrangement, share exchange, take-over bid, tender offer, recapitalization, consolidation or business combination involving Old Lorus existing prior to the Effective Date, excluding the transactions contemplated by this Agreement and the Plan of Arrangement;
“Affiliate” has the meaning ascribed thereto in the CBCA;
“Agreement”, “this Agreement”, “herein”, “hereto”, and “hereof” and similar expressions refer to this Agreement, as the same may be amended or supplemented from time to time, and where applicable, to the appropriate Schedule hereto;
“AMEX” means the American Stock Exchange;
“AMEX Rules” means collectively, all rules, requirements and policies of the AMEX applicable to Old Lorus, including such as are contained in the Rules of the AMEX and the AMEX Company Guide;
“Antisense Patent Assets” means those assets set out in the disclosure letter to the Antisense Patent Assets Transfer Agreement;
“Antisense Patent Assets Transfer Agreement” means the asset purchase agreement to be entered into between GeneSense and New Lorus pursuant to which GeneSense will transfer the Antisense Patent Assets to New Lorus, as contemplated in the Plan of Arrangement and substantially in the form attached hereto as Schedule C;
“Applicable Laws” means, in relation to any Person, Property, transaction or event, all applicable provisions in effect at the relevant time (or mandatory applicable provisions) of federal, provincial, territorial, state, local or foreign laws, statutes, rules, regulations, directives and orders of all Governmental Authorities, and all judgments, orders, decrees, decisions, rulings or awards of all Governmental Authorities to which the Person in question is a party or by which it is bound or having application to the Person, Property, transaction or event, including the Securities Laws;
“Arrangement” means an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms hereof and/or of the Plan of Arrangement or made at the direction of the Court in the Final Order;
“Arrangement Resolution” means the special resolution of Old Lorus Securityholders approving the Plan of Arrangement, as required by the Interim Order and Applicable Laws;

“Articles of Arrangement” means Old Lorus’ articles of arrangement giving effect to the Arrangement which, pursuant to the CBCA, will be filed with the Director after the Final Order has been issued;
“Assessment” has the meaning ascribed thereto in Section 8.1(j);
“Asset Transfer Agreements” means, collectively, the Tangible Business Assets Transfer Agreement, the Antisense Patent Assets Transfer Agreement, the Virulizin and Small Molecule Patent Assets Transfer Agreement and the Prepaid Expenses and Receivables Transfer Agreement;
“Benefit Plans” has the meaning ascribed thereto in Section 4.1(l);
“Business Day” means a day, other than a Saturday, Sunday or other day when banks in Toronto, Ontario or Vancouver, British Columbia are not generally open for business;
“Canadian Securities Legislation” has the meaning attributed to such term in NI 14-101 and includes published policies promulgated thereunder from time to time by any of the Canadian Securities Regulatory Authorities and the TSX Company Manual;
“Canadian Securities Regulatory Authorities” has the meaning ascribed to such term in NI 14-101;
“CBCA” means the Canada Business Corporations Act;
“Claim” has the meaning ascribed thereto in Section 13.1;
“Closing” means the closing of the Arrangement;
“Closing Date” has the meaning ascribed thereto in Section 15.1;
“Closing Time” means 1:00 p.m. (Toronto time) on the Closing Date unless otherwise agreed in writing by the Parties;
“Confidentiality Agreement” means the confidentiality agreement dated March 3, 2006 between Old Lorus and Pinnacle;
“Continuous Disclosure Reports” has the meaning ascribed thereto in Section 4.1(h);
“Corporate Laws” means all applicable corporate laws, including the CBCA;
“Court” means the Ontario Superior Court of Justice;
“Default” has the meaning ascribed thereto in Section 16.2(b);
“Defaulting Party” has the meaning ascribed thereto in Section 16.2(b);
“Depository” means Computershare Trust Company of Canada, the duly appointed depository in respect of the Arrangement at its principal transfer office in Toronto, Ontario;
“Director” means the Director appointed under section 260 of the CBCA;
“Disclosure Letter” means the disclosure letter of Old Lorus delivered to Investor concurrently herewith and signed by Old Lorus with receipt acknowledged thereon by Investor;
“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

“Effective Date” has the meaning ascribed thereto in the Plan of Arrangement;
“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date;
“Escrow Agreement” means the escrow agreement to be entered into on the Effective Date between Investor, New Lorus and an escrow agent as contemplated by the Pinnacle Share Purchase Agreement;
“Evaluation Date” has the meaning ascribed thereto in Section 4.1(t);
“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and any successor thereto, and the rules and regulations promulgated thereunder, all as the same will be in effect from time to time;
“Final Order” means the final order of the Court issued in connection with the approval of the Arrangement, providing, among other matters, for the Arrangement to be sanctioned and to take effect, as such order may be affirmed, amended or modified by any court of competent jurisdiction;
“GAAP” has the meaning ascribed thereto in Section 4.1(h);
“GeneSense Share Purchase Agreement” means the share purchase agreement to be entered into between  Old Lorus and New Lorus pursuant to which Old Lorus will transfer all of the GeneSense Shares to New Lorus, as contemplated by the Plan of Arrangement and substantially in the form attached hereto as Schedule G;
“GeneSense Shares” means common shares in the capital of GeneSense;
“Governmental Authority” means any federal, provincial, territorial, state, local or foreign government or any department, agency, board, tribunal (judicial, quasi-judicial, administrative, quasi-administrative or arbitral) or authority thereof or other political subdivision thereof and any Person exercising executive, legislative, judicial, regulatory or administrative functions of, or pertaining thereto or the operation thereof, including the Canadian Securities Regulatory Authorities, SEC, TSX and AMEX;
“Indebtedness” has the meaning ascribed thereto in Section 4.1(x);
“Indemnification Agreement” means the indemnification agreement to be entered into on the Effective Date between Old Lorus, New Lorus, NuChem and GeneSense as contemplated by the Plan of Arrangement and substantially in the form attached hereto as Schedule J;
“Indemnified Party” has the meaning ascribed thereto in Section 13.1 and Section 13.3;
“Information Circular” has the meaning ascribed thereto in Section 2.4;
“Interim Order” means the interim order of the Court concerning the Arrangement under subsection 192(4) of the CBCA, containing declarations and directions with respect to the Arrangement and the holding of the Old Lorus Securityholders’ Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;
“Intellectual Property Rights” has the meaning ascribed thereto in Section 4.1(q);
“knowledge” and similar expressions when used in relation to:
(i)
Old Lorus, means the knowledge of Aiping H. Young, President and Chief Executive Officer of Old Lorus, Elizabeth Williams, Director of Finance and Controller of Old Lorus, or Mark Preston, Acting Controller of Old Lorus, respectively;

(ii)
New Lorus, means the knowledge of Aiping H. Young, President and Chief Executive Officer of New Lorus, Elizabeth Williams, Director of Finance and Controller of New Lorus, or Mark Preston, Acting Controller of New Lorus, respectively;
(iii)
Investor, means the knowledge of Michael De Cotiis, President of Investor; and
(iv)
Pinnacle, means the knowledge of Michael De Cotiis, President of Pinnacle, or Les Fovenyi, Chief Financial Officer of Pinnacle.
after reasonable enquiry and review with the relevant directors, officers and employees of Old Lorus, New Lorus, Investor or Pinnacle, as applicable;
“Liens” means a lien, prior claim, security interest, hypothec, right of first refusal, pre-emptive right or any other encumbrance, charge or restriction;
“Lock-Up Holders” means, collectively, High Tech Beteilingungen GmbH & Co. KG, Technifund Inc., and Herbert Abramson;
“Lorus Payment Event” has the meaning ascribed thereto in Section 12.1;
“Material Adverse Change” or “Material Adverse Effect” means, when used in connection with Old Lorus, any change, effect, event, occurrence or change in a state of facts that is, or would reasonably be expected to be, material and adverse to the business, operations, assets, capitalization, liabilities or condition (financial or otherwise) of Old Lorus or any Subsidiary other than (i) any change in the trading price or trading volume of Old Lorus Shares, (ii) any change affecting economic or financial conditions generally (global, national or regional, as applicable) that does not have a disproportionate effect on such Party, (iii) any failure by Old Lorus to meet analysts’ or internal earnings estimates, milestones or business plans, (iv) any action contemplated by the Old Lorus Debentures or taken by Old Lorus, at Investor’s request, (v) any action required by Applicable Laws, or (vi) the results of any of Old Lorus’ clinical trials for any product candidates;
“Material Contracts” means, collectively, the Old Lorus Debentures, the NCI Agreement and the University of Manitoba Agreement;
“Material Permits” has the meaning ascribed thereto in Section 4.1(o);
“McCarthy” means McCarthy Tétrault LLP;
“MI 52-109” means Multilateral Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings, of the Canadian Securities Administrators, as such Instrument may be amended from time to time, or any similar instrument, rule or regulation hereafter adopted by any of the Canadian Securities Regulatory Authorities having substantially the same effect as such instrument;
“misrepresentation” has the meaning ascribed thereto in the Securities Act (Ontario);
“NCI Agreement” means the agreement entered into between Old Lorus and its Affiliates and the National Cancer Institute dated October 25, 2002 in connection with the co-development by such parties of GTI-2040;
“NI 14-101” means National Instrument 14-101 - Definitions, of the Canadian Securities Administrators, as such instrument may be amended or supplemented from time to time, or any similar instrument, rule or regulation hereafter adopted by any of the Canadian Securities Regulatory Authorities having substantially the same effect as such instrument;
“Notice Period” has the meaning ascribed thereto in Section 8.4;

“NuChem Share Purchase Agreement” means the share purchase agreement to be entered into between  Old Lorus and New Lorus pursuant to which Old Lorus will transfer all of the NuChem Shares held by it to New Lorus, as contemplated by the Plan of Arrangement and substantially in the form attached hereto as Schedule H;
“NuChem Shares” means common shares in the capital of NuChem;
“Officer Obligations” means any obligations or liabilities of Old Lorus to pay any amount to its officers, directors, employees or consultants, other than (i) for salary, bonuses under existing bonus arrangements, or directors’ fees in the ordinary course, in each case in amounts consistent with historic practices, and (ii) obligations or liabilities in respect of insurance or indemnification contemplated by this Agreement or arising in the ordinary and usual course of business and subject to Corporate Laws and, without limiting the generality of the foregoing, Officer Obligations will include the obligations of Old Lorus to officers, employees or consultants for: (A) severance, termination or other payments on or in connection with the reorganization of Old Lorus pursuant to any executive involuntary severance and termination agreements in the case of officers and pursuant to Old Lorus’ severance policy in the case of employees; (B) retention bonus payments pursuant to any retention bonus program; or (C) commissions, bonuses or other amounts payable to any employees, officers, directors or consultants in connection with the reorganization, including in connection with the Arrangement;
“Old Lorus Debentures” means the prime plus 1% secured convertible debentures of Old Lorus due on October 6, 2009 in the aggregate principal amount of $15,000,000, issued to TEMIC in equal principal amounts of $5,000,000 each on each of October 6, 2004, January 14, 2005 and April 15, 2005;
“Old Lorus Governing Documents” means the articles and by-laws of Old Lorus in effect as of the date hereof;
“Old Lorus Options” means the stock options issued to directors, senior officers, employees and consultants of Old Lorus, governed by the terms of the Old Lorus Stock Option Plans and permitting the holders thereof to purchase as of the date hereof an aggregate of up to 25,921,000 Old Lorus Shares, as such number may be amended from time to time;
“Old Lorus Securityholders” means, collectively, the holders of Old Lorus Shares, Old Lorus Options, Old Lorus Warrants and Old Lorus Debentures;
“Old Lorus Securityholders’ Meeting” means the special meeting of Old Lorus Securityholders, and any adjournments thereof, to be called to, inter alia, consider and, if thought fit, authorize, approve and adopt the Arrangement Resolution in accordance with the Interim Order;
“Old Lorus Share Equivalents” means any securities of Old Lorus or any of the Subsidiaries which would entitle the holder thereof to acquire at any time Old Lorus Shares, including any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Old Lorus Shares;
“Old Lorus Shareholders” means the holders of Old Lorus Shares;
“Old Lorus Shares” means common shares in the share capital of Old Lorus;
“Old Lorus Stock Option Plans” means, collectively, Old Lorus’ 2003 Stock Option Plan and the 1993 Stock Option Plan;
“Old Lorus Warrants” means the 3,000,000 common share purchase warrants of Old Lorus issued to TEMIC, each of which entitles TEMIC to acquire, subject to adjustment, one Old Lorus Share at a price per share of $1.00;

“Outside Date” means July 31, 2007;
“Parties” means Old Lorus, NuChem, GeneSense, New Lorus, Pinnacle and Investor, and “Party” means any one of them;
“Person” includes any individual, firm, partnership, joint venture, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Authority, syndicate or other entity, whether or not having legal status;
“Pinnacle Information” means the information contained in the Information Circular provided to Old Lorus by Pinnacle and Investor, all as described in the letter of Pinnacle and Investor dated on or before the date of the Information Circular and delivered to Old Lorus and signed by Pinnacle and Investor, with receipt acknowledged thereon, acting reasonably, by Old Lorus;
“Pinnacle Material Adverse Effect” means any fact, circumstance, change, effect, matter, action, condition, event or occurrence that, individually or in the aggregate with all other facts, circumstances, changes, effects, matters, actions, conditions, events or occurrences, would reasonably be expected to materially impair or delay the consummation of the transactions contemplated by this Agreement by Pinnacle or Investor beyond the Outside Date or materially impair or delay the ability of Pinnacle or Investor to pay the Pinnacle Non-Completion Fee or perform its obligations hereunder, including each of their indemnification obligations pursuant to Section 13.3;
“Pinnacle Payment Event” has the meaning ascribed thereto in Section 12.2;
“Pinnacle Share Purchase Agreement” has the meaning ascribed thereto in  the Plan of Arrangement, which agreement will be substantially in the form attached hereto as Schedule I;
“Plan of Arrangement” means the plan of arrangement relating to the Arrangement substantially in the form and content of Schedule A attached hereto, as such plan of arrangement may be amended pursuant to this Agreement;
“Prepaid Expenses and Receivables” means those assets set out in the disclosure letter to the Prepaid Expenses and Receivables Transfer Agreement;
“Prepaid Expenses and Receivables Transfer Agreement” means the asset purchase agreement to be entered into between Old Lorus and GeneSense pursuant to which Old Lorus will transfer the Prepaid Expenses and Receivables to GeneSense, as contemplated in the Plan of Arrangement and substantially in the form attached hereto as Schedule F;
“Property” means property, real or personal, tangible or intangible, other than Intellectual Property Rights;
“Reimbursement Amount” has the meaning ascribed thereto in Section 16.2(b);
“Required Approvals” has the meaning ascribed thereto in Section 4.1(e);
“resident in the United States” shall be determined as provided in Rule 12g-4(a)(2) under the United States Securities Exchange Act of 1934, as amended;
“Sarbanes Oxley Act” means the United States Sarbanes-Oxley Act of 2002, and any successor thereto, and any rules and regulations promulgated thereunder, all as the same will be in effect from time to time;
“SEC” means the United States Securities and Exchange Commission, or any other federal agency at the time administering the United States Securities Act or the Exchange Act;

“Securities Laws” means the Canadian Securities Legislation and the United States Securities Laws;
“SEDAR” means the System for Electronic Document Analysis and Retrieval developed by the Canadian Securities Administrators;
“Share Purchase Plan” means Old Lorus’ employee share purchase plan;
“Stock Option Plans” means Old Lorus’ 2003 Stock Option Plan and/or the 1993 Stock Option Plan;
“Subsidiary” has the meaning ascribed thereto in Section 4.1(a);
“Subsidiary Share Purchase Agreements” means, collectively, the GeneSense Share Purchase Agreement and the NuChem Share Purchase Agreement;
“Superior Proposal” has the meaning ascribed thereto in Section 8.3(b);
“Tangible Business Assets” means Old Lorus’ depreciable Property other than capitalized legal fees set out in the disclosure letter to the Tangible Business Assets Transfer Agreement;
“Tangible Business Assets Transfer Agreement” means the asset purchase agreement to be entered into between Old Lorus and GeneSense pursuant to which Old Lorus will transfer the Tangible Business Assets to GeneSense, as contemplated in the Plan of Arrangement and substantially in the form attached hereto as Schedule E;
“TEMIC” means The Erin Mills Investment Corporation;
“Termination Date” means the date of termination of this Agreement pursuant to the terms hereof;
“Trading Market” means the AMEX or the TSX;
“TSX” means the Toronto Stock Exchange;
“TSX Company Manual” means The Toronto Stock Exchange Company Manual;
“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;
“United States Securities Act” means the United States Securities Act of 1933, as amended, and any successor thereto, and any rules and regulations promulgated thereunder, all as the same will be in effect from time to time;
“United States Securities Laws” means the United States Securities Act, the Exchange Act, the Sarbanes Oxley Act, all applicable state or “blue sky” laws and all rules and regulations promulgated thereunder or otherwise adopted from time to time by the applicable authority having jurisdiction in respect thereof, and the AMEX Rules, as applicable;
“University of Manitoba Agreement” means the agreement entered into between Old Lorus, the University of Manitoba, the Manitoba Cancer Treatment and Research Foundation, Dr. Jim A. Wright, Dr. Aiping Young and GeneSense dated June 20, 1997 in connection with the licensing of certain patent rights;
“Virulizin and Small Molecule Patent Assets” means those assets set out in the disclosure letter to the Virulizin and Small Molecule Patent Assets Transfer Agreement; and
“Virulizin and Small Molecule Patent Assets Transfer Agreement” means the asset purchase agreement to be entered into between Old Lorus and GeneSense pursuant to which Old Lorus will transfer the Virulizin and

Small Molecule Patent Assets to GeneSense, as contemplated in the Plan of Arrangement and substantially in the form attached hereto as Schedule D.

1.2        Extended Meanings

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa; words importing gender will include all genders; words importing persons will include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any Governmental Authority); and the term “including” means “including without limiting the generality of the foregoing”.
1.3
Deemed Currency
Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada.
1.4
Interpretation
The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and will not affect in any way the meaning or interpretation of this Agreement.  The Parties acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the Parties hereby agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting Party will not be applicable in the interpretation of this Agreement.
1.5
Article References
Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the specified Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.
1.6
Date for any Action
In the event that any date by or on which any action is required or permitted to be taken hereunder by any of the Parties is not a Business Day, such action will be required to be taken by or on the next succeeding day which is a Business Day.
1.7
Governing Law
This Agreement will be governed by and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.  Each Party hereto hereby irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Ontario in respect of all matters arising under or in relation to this Agreement.
1.8
Accounting Matters
Unless otherwise stated, all accounting terms used in this Agreement will have the meanings attributable thereto under GAAP and all determinations of an accounting nature required to be made will be made in a manner consistent with GAAP.
1.9
Material
The terms “material” and “materially” will, when used in this Agreement, be construed, measured or assessed on the basis of whether the matter, either individually or in the aggregate with other matters, would materially affect a Party or would significantly impede the ability to complete the Arrangement in accordance with this Agreement.

1.10
Incorporation of Schedules
The following Schedules are annexed to this Agreement and are hereby incorporated by reference into the Agreement and form part hereof:
Schedule A
Plan of Arrangement;
Schedule B
PPSA Registrations;
Schedule C
Antisense Patent Assets Transfer Agreement;
Schedule D
Virulizin and Small Molecule Patent Assets Transfer Agreement;
Schedule E
Tangible Business Assets Transfer Agreement;
Schedule F
Prepaid Expenses and Receivables Transfer Agreement;
Schedule G
GeneSense Share Purchase Agreement;
Schedule H
NuChem Share Purchase Agreement;
Schedule I
Pinnacle Share Purchase Agreement; and
Schedule J
Indemnification Agreement.
ARTICLE 2
THE ARRANGEMENT
2.1
General
Subject to the terms and conditions of this Agreement, each of the Parties hereto agrees to use its reasonable commercial efforts prior to the Effective Time to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or advisable to complete the transactions contemplated by this Agreement and the Plan of Arrangement.
2.2
Steps to be taken by Old Lorus
Old Lorus covenants in favour of Pinnacle and Investor that Old Lorus will:
(a)
as soon as reasonably practicable, apply to the Court in a manner acceptable to Investor, acting reasonably, under Section 192 of the CBCA, for the Interim Order, providing for, among other things, the calling of the Old Lorus Securityholders’ Meeting, and thereafter proceed with and diligently seek the Interim Order;
(b)
lawfully convene and hold the Old Lorus Securityholders’ Meeting for the purpose of, among other things, considering the Arrangement Resolution and the other matters set forth in the Information Circular as soon as reasonably practicable and in any event, no later than the seventh Business Day immediately preceding the Outside Date;
(c)
subject to obtaining any approvals as are required by the Interim Order, proceed with and diligently pursue the application to the Court for the Final Order; and
(d)
subject to obtaining the Final Order, exert reasonable commercial efforts to make such arrangements with the Director as may be necessary or desirable to permit the filing with the Director of the Articles of Arrangement.
2.3
Interim Order
Old Lorus confirms that the Interim Order will provide:
(a)
for the class of persons to whom notice is to be provided in respect of the Arrangement and the Old Lorus Securityholders’ Meeting and for the manner in which such notice is to be provided;
(b)
that the requisite approval for the Arrangement will be (i) not less than 66 2/3% of the vote cast by the Old Lorus Securityholders, and (ii) such other approvals, if any, as may be required by applicable

Securities Laws, with each holder of Old Lorus Shares entitled to vote thereon being entitled to one vote for each Old Lorus Share held, each holder of Old Lorus Options entitled to vote thereon being entitled to one vote for each Old Lorus Option held, each holder of Old Lorus Debentures entitled to vote thereon being entitled to one vote for each whole Old Lorus Share into which such holder’s Old Lorus Debentures are convertible and each holder of Old Lorus Warrants entitled to vote thereon being entitled to one vote for each whole Old Lorus Share for which such holder’s Old Lorus Warrants are exercisable;
(c)
for the grant of the Dissent Rights;
(d)
that, in all other respects, the terms and conditions of the Old Lorus Governing Documents, including quorum requirements and all other matters, will apply in respect of the Old Lorus Securityholders’ Meeting; and
(e)
for such other matters as the Parties may agree, acting reasonably.
2.4
Information Circular
As promptly as practicable after execution of this Agreement, Old Lorus will prepare, and Investor will co-operate in the preparation of, the Information Circular (setting forth inter alia the recommendation of Old Lorus’ board of directors set forth in Section 2.5(a)(ii) and the opinion of Old Lorus’ advisors referred to in Section 2.5(b)) and Old Lorus and Investor will, on a timely basis, use their reasonable commercial efforts to co-operate in the preparation of all other documents and filings and the seeking and obtaining of all consents, orders and approvals, including regulatory and judicial orders and approvals and other matters reasonably determined by Old Lorus and Investor to be necessary in connection with this Agreement and the Arrangement. Old Lorus will ensure that the Information Circular and other documents, filings, consents, orders and approvals contemplated by this Section 2.4 and mailed to the Old Lorus Securityholders and other persons required by law are in accordance with Securities Laws, the CBCA, the requirements of the TSX, the requirements of the AMEX and all other Applicable Laws. The term “Information Circular” will mean such proxy or other required information statement or circular, as the case may be, and all related materials at the time required to be mailed to the Old Lorus Securityholders in connection with the Old Lorus Securityholders’ Meeting and all amendments or supplements thereto, if any.  Old Lorus, Pinnacle and Investor each will use all reasonable commercial efforts to obtain and furnish the information required to be included in the Information Circular. The information to be provided by Old Lorus, Pinnacle and Investor for use in the Information Circular, on both the date the Information Circular is first mailed to Old Lorus Securityholders and on the date the Old Lorus Securityholders’ Meeting is held, will not contain any misrepresentation, and Old Lorus, Pinnacle and Investor each agree to correct promptly any such information provided by any of them for use in the Information Circular which has ceased to meet such standard. In any such event, Old Lorus will prepare a supplement or amendment to the Information Circular or such application or other document, as required, and, if required, will cause the same to be distributed to the Old Lorus Securityholders and/or filed with the Canadian Securities Regulatory Authorities, stock exchanges and/or other Governmental Authority after Pinnacle, Investor and its advisors have had a reasonable opportunity to review and comment on all such documentation and all such documentation is in form and content reasonably satisfactory to Pinnacle and Investor.
2.5
Old Lorus Board Recommendation and Fairness Opinion
(a)
Old Lorus represents and warrants to Investor and Pinnacle that all members or its board of directors entitled to vote thereon have, upon consultation with its advisors, has unanimously determined that:
(i)
the Arrangement is fair, from a financial point of view, to Old Lorus Securityholders and is otherwise in the best interests of Old Lorus and Old Lorus Securityholders; and
(ii)
Old Lorus’ board of directors will unanimously recommend that Old Lorus Securityholders vote in favour of the Arrangement, which recommendation may not be withdrawn, modified or changed in any manner except as set forth herein.

(b)
Old Lorus represents and warrants to Investor and Pinnacle that its board of directors has received a preliminary opinion, subject to the qualifications set out therein, from Deloitte & Touche LLP, that the Arrangement is fair, from a financial point of view, to Old Lorus Securityholdersand that such financial advisor has advised it that it will provide a written opinion to such effect before the application for the Interim Order.
2.6
Final Order
As promptly as practicable following the approval of the Arrangement by Old Lorus Securityholders, Old Lorus will apply to the Court, in a manner acceptable to Investor, acting reasonably, for the Final Order.
ARTICLE 3
PUBLICITY
3.1
Publicity
Each Party will advise, consult and cooperate with all other Parties prior to issuing, or permitting any of its directors, officers, employees or agents to issue, any news release or other written public statement with respect to this Agreement, the transactions contemplated hereby or any other matters, from the date hereof until the Effective Time. No Party will issue any such news release or make any such writtenpublic statement prior to such consultation, except as may be required by Applicable Laws including, for greater certainty, in order to fulfil Old Lorus’ continuous disclosure obligations under Securities Laws or pursuant to the rules of the TSX or the AMEX and only after using its reasonable commercial efforts to consult the other Parties taking into account the time constraints to which it is subject as a result of such law or obligation.
ARTICLE 4
REPRESENTATION AND WARRANTIES OF OLD LORUS

4.1
Representations and Warranties of Old Lorus
Except as set out under the corresponding section of the Disclosure Letter, which Disclosure Letter will be deemed a part hereof, Old Lorus hereby represents and warrants to Investor and Pinnacle as follows in this Section 4.1 and acknowledges that Investor and Pinnacle are relying upon those representations and warranties in connection with entering into this Agreement.  Any disclosure set forth in a section or subsection of the Disclosure Letter discloses an exception to a representation or warranty made in the correspondingly numbered or otherwise specified section or subsection of this Agreement.  Any disclosure made under one section or subsection of the Disclosure Letter will be deemed to be disclosed under one or more other sections or subsections of the Disclosure Letter only to the extent specific reference to the relevant section(s) or subsection(s) of the representations and warranties or covenants of this Agreement is made.
(a)
Subsidiaries. Each of the direct and indirect subsidiaries of Old Lorus (each, a “Subsidiary”) is set out in Section 4.1(a) of the Disclosure Letter.  The Company owns directly (i) all of the issued and outstanding shares or other equity interests in the capital of GeneSense, (ii) all of the issued and outstanding shares or other equity interests in the capital of New Lorus and (iii) 80% of the issued and outstanding voting share capital and 100% of the issued and outstanding non-voting preference share capital of NuChem, in each case free and clear of any Liens.  All the issued and outstanding shares in the capital of each Subsidiary are validly issued and are fully paid, non-assessable and free of pre-emptive and similar rights to subscribe for or purchase securities.
(b)
Organization, Authority.  Old Lorus and each Subsidiary is an entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization (as applicable), with the requisite corporate power and authority to own and use its Property and to carry on its business as currently conducted. Neither Old Lorus nor any Subsidiary is in violation or default of any of the provisions of its respective certificate or articles of incorporation, by-laws or other organizational or constating documents.  Each of Old Lorus and the Subsidiaries is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or Property owned or leased by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not have or reasonably be expected to result in a Material Adverse Effect and, to the knowledge of Old Lorus, no proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification.
(c)
Authorization; Enforcement.  Each of Old Lorus and the Subsidiaries has full right, corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise carry out its respective obligations hereunder.  The execution and delivery of this Agreement by each of Old Lorus and the Subsidiaries and the consummation by each of them of the transactions contemplated hereby have been duly authorized by their respective boards of directors, and, subject to the approval of the Arrangement Resolution by the Old Lorus Securityholders, no further action is required by Old Lorus or any Subsidiary, their boards of directors or their shareholders, in connection therewith.  This Agreement has been (or upon delivery will have been) duly executed by each of Old Lorus and the Subsidiaries and, when delivered in accordance with the terms hereof, will constitute the valid and binding obligation of each of Old Lorus and the Subsidiaries, enforceable against them in accordance with its terms except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally; (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies; and (iii) insofar as indemnification and contribution provisions may be limited by Applicable Law.
(d)
No Conflicts.  The execution, delivery and performance of this Agreement by each of Old Lorus and the Subsidiaries, the completion of the transactions contemplated hereby and the fulfillment and compliance by each of Old Lorus and the Subsidiaries with any of the terms and provisions hereof will not (i) conflict with or violate any provision of their respective certificates or articles of incorporation, by-laws or other organizational or constating documents, or (ii), subject to the Required Approvals, conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of their respective Property, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any Material Contract, or (iii) subject to the Required Approvals, conflict with or result in a violation of any Intellectual Property Right or any Applicable Laws to which Old Lorus or a Subsidiary is subject, or by which any Property of Old Lorus or a Subsidiary is bound or affected; except in the case of each of clauses (ii) and (iii), such as could not have or reasonably be expected to result in a Material Adverse Effect.
(e)
Filings, Consents and Approvals.  Old Lorus is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any Governmental Authority or other Person in connection with the execution, delivery and performance by Old Lorus  of this Agreement, other than (i) filings disclosed in Section 4.1(e) of the Disclosure Letter, (ii) the obtaining of Old Lorus Securityholder approval at the Old Lorus Securityholders’ Meeting in accordance with Applicable Laws, (iii) the obtaining of the Interim Order and the Final Order, (iv) applications to the AMEX and the TSX for the delisting of the Old Lorus Shares and the listing of the New Lorus Shares, (v) any other required filings with one or more of the Canadian Securities Regulatory Authorities, (vi) any other required approvals of any Trading Market, and (vii) any notice to TEMIC if required (collectively, the “Required Approvals”).
(f)
Capitalization.  The capitalization of Old Lorus is as described in the interim financial statements for the six month period ended November 30, 2006 filed on SEDAR.  Since May 31, 2006, Old Lorus has not issued any securities other than pursuant to the Old Lorus Debentures, the exercise of employee stock options under the Old Lorus Stock Option Plans and pursuant to the conversion or exercise of outstanding Old Lorus Share Equivalents.  No Person has any right of first refusal, pre-emptive right, right of participation, or any similar right to participate in the transactions contemplated by this Agreement.  Except as a result of the Old Lorus Stock Option Plans, the Old Lorus Debentures and the Old Lorus Warrants, there are no outstanding options, warrants, script rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, any Old Lorus Shares, or contracts, commitments, understandings or arrangements by which Old Lorus or any Subsidiary is or may become bound to issue additional Old Lorus Shares or Old Lorus Share Equivalents.  All of the outstanding Old Lorus Shares are validly issued, fully paid and nonassessable and to the knowledge of Old Lorus, have been issued in compliance with all Applicable Laws and, to the knowledge of Old Lorus, none of such outstanding Old Lorus Shares was issued in violation of any pre-emptive rights or similar rights to subscribe for or purchase securities.  Other than agreements entered into in connection with the Arrangement, there are no shareholders agreements, voting agreements or other similar agreements with respect to Old Lorus’ authorized capital to which Old Lorus is a party or, to the knowledge of Old Lorus, between or among any of the Old Lorus Shareholders.
(g)
Ownership of Shares.  To the knowledge of Old Lorus, based solely on a review of information concerning Old Lorus publicly disclosed on SEDAR as of May 1, 2007:
(i)
save and except for the Lock-Up Holders, no Person, whether alone or jointly or in concert with others, beneficially owns, or exercises control or direction over, more than 10% of the issued and outstanding Old Lorus Shares; and
(ii)
the Lock-Up Holders (together with any person acting jointly or in concert with the Lock-Up Holders) do not beneficially own, or exercise control or direction over, in the aggregate, more than 25% of the issued and outstanding common shares of Old Lorus.
(h)
Continuous Reports; Financial Statements.  Old Lorus has filed or submitted all reports, financial statements, schedules, forms, statements and other documents required to be filed or submitted by it under the Securities Laws, for the three years preceding the date of this Agreement (or such shorter period as Old Lorus may have been required by the Securities Laws to file or submit such material) (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the “Continuous Disclosure Reports”) on a timely basis or has received a valid extension of such time of filing or submission and has filed or submitted any such Continuous Disclosure Reports prior to the expiration of any such extension, except where a failure to do so could not have or could not reasonably be expected to have a Material Adverse Effect.  As of their respective dates, the Continuous Disclosure Reports complied with the material requirements of the Securities Laws, and none of the Continuous Disclosure Reports, when filed or submitted, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  The financial statements of Old Lorus included in the Continuous Disclosure Reports have been prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis during the periods involved (“GAAP”), except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by GAAP, and fairly present in all material respects the financial position of Old Lorus and its consolidated subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments.
(i)
No Undisclosed Liabilities.  Except for liabilities and obligations:
(i)
incurred in the ordinary course of business and consistent with past practice;
(ii)
disclosed in the financial statements of Old Lorus and forming part of the Continuous Disclosure Reports; or
(iii)
incurred pursuant to the terms of this Agreement,

Old Lorus has not incurred any liabilities of any nature, whether accrued, contingent or otherwise (or which would be required by generally accepted accounting principles to be reflected on a balance sheet of Old Lorus).  All material accounts payable and accrued liabilities are shown in the financial statements included within the Continuous Disclosure Reports, have been disclosed in writing to Investor.
(j)
Material Changes.  Since the date of the latest audited financial statements included within the Continuous Disclosure Reports and except as specifically disclosed in the Continuous Disclosure Reports:
(i)
there has been no event, occurrence or development that has had or that could reasonably be expected to result in a Material Adverse Effect;
(ii)
Old Lorus has not incurred any liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in Old Lorus’ financial statements pursuant to GAAP or required to be disclosed in filings made or required to be made pursuant to the Securities Laws;
(iii)
Old Lorus has not altered its method of accounting except as required by GAAP;
(iv)
Old Lorus has not declared or made any dividend or distribution of cash or other Property to the Old Lorus Shareholders or purchased, redeemed or made any agreements to purchase or redeem any of the Old Lorus Shares; and
(v)
Old Lorus has not issued any equity securities to any officer, director or Affiliate, except pursuant to the Old Lorus Stock Option Plans or the Old Lorus Share Purchase Plan.
Old Lorus does not have pending before any of the Canadian Securities Regulatory Authorities any confidential material change report.
(k)
Litigation.  There is no action, suit, inquiry, notice of violation, proceeding or investigation pending or, to the knowledge of Old Lorus, threatened or contemplated (including by any of the Canadian Securities Regulatory Authorities) against or affecting Old Lorus, any Subsidiary or any of their respective Property, Intellectual Property Rights, or, to the knowledge of Old Lorus, any current officer or director or former officer or director of Old Lorus before or by any Governmental Authority which (i) adversely affects or challenges the legality, validity or enforceability of this Agreement or (ii) could, if there were an unfavourable decision, have or reasonably be expected to result in a Material Adverse Effect.  Neither Old Lorus nor any Subsidiary, nor, to the knowledge of Old Lorus, any director or officer thereof, is the subject of any action involving a claim of violation of or liability under the Applicable Laws or a claim of breach of fiduciary duty.  No stop order or other order suspending the trading in securities of Old Lorus is outstanding.
(l)
Labour Relations.  Section 4.1(l) of the Disclosure Letter contains a list of every benefit plan, program, agreement or arrangement (whether written or unwritten) maintained, contributed to, or provided by Old Lorus or any Subsidiary for the benefit of any of its employees or former employees or independent contractors of Old Lorus or any Subsidiary employed or retained in connection with the conduct of its business or their respective dependants or beneficiaries (the “Benefit Plans”) including all bonus, deferred compensation, incentive compensation, share purchase, share option, stock appreciation, phantom stock, savings, profit sharing, severance or termination pay, health or other medical, life, disability or other insurance (whether insured or self-insured), supplementary unemployment benefit, pension, retirement and supplementary retirement plans, programs, agreements and arrangements except for any statutory plans to which the Vendor is obliged to contribute or comply including the Canada/Québec Pension Plan, or plans administered pursuant to applicable federal or provincial health, worker’s compensation and employment insurance legislation.  All of the

Benefit Plans are fully funded in accordance with their terms and all Applicable Laws and generally accepted actuarial principles and practices.  None of the Benefit Plans are multi-employer plans.  Old Lorus and each Subsidiary is employing all its employees in material compliance with all applicable taxation, health, labour and employment laws, rules, regulations, notices, and orders.  Neither Old Lorus nor any Subsidiary is a party to or bound by any collective bargaining agreement.  No labour dispute exists or, to the knowledge of Old Lorus, is imminent with respect to any of the employees of Old Lorus which could reasonably be expected to result in a Material Adverse Effect.
(m)
Compliance.  To the knowledge of Old Lorus, neither Old Lorus nor any Subsidiary:
(i)
is in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by Old Lorus or any Subsidiary under), nor has Old Lorus or any Subsidiary received written notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other material agreement or instrument, including the Material Contracts, to which it is a party or by which it or any of its Property is bound (whether or not such default or violation has been waived);
(ii)
is in violation of any order of any Governmental Authority; or
(iii)
is or has been in violation of any Applicable Law,
except in each case as could not have a Material Adverse Effect.
(n)
Material Contracts.  The Material Contracts, the Intellectual Property Rights and Old Lorus’s arrangements with certain of its employees constitute all agreements, contracts, licenses, arrangements, certificates, rights and other agreements that are material to or necessary for the conduct of Old Lorus’ business as currently conducted or expected to be conducted prior to the Effective Time.
(o)
Regulatory Permits.  Old Lorus and the Subsidiaries possess all certificates, authorizations and permits issued by the appropriate Governmental Authorities necessary to conduct their respective businesses as described in the Continuous Disclosure Reports, except where the failure to possess such permits could not have or reasonably be expected to result in a Material Adverse Effect (“Material Permits”), and neither the Company nor any Subsidiary has received any notice of proceedings relating to the revocation or modification of any Material Permit.
(p)
Title to Property.  Old Lorus and the Subsidiaries do not own real property.  Old Lorus and the Subsidiaries have good and marketable title in all personal property (tangible or intangible) owned by them that is material to the business of Old Lorus and the Subsidiaries, in each case free and clear of all Liens, except for Liens as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by Old Lorus and the Subsidiaries and Liens for the payment of federal, provincial, state or other taxes, the payment of which is neither delinquent nor subject to penalties.  Any real property (including facilities) held under lease by Old Lorus and the Subsidiaries is held by them under valid, subsisting and enforceable leases of which Old Lorus the Subsidiaries are in compliance, except as would not have a Material Adverse Effect.
(q)
Intellectual Property.  Old Lorus and the Subsidiaries have title to, or have rights to use, all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, licenses and other similar rights necessary or material for use (as determined by Old Lorus, acting commercially reasonably) in connection with their respective businesses as currently conducted and anticipated to be conducted, as described in the Continuous Disclosure Reports and except where the failure to do so would not have a Material Adverse Effect (collectively, the “Intellectual Property Rights”).  Neither Old Lorus nor any Subsidiary has received a written notice that the Intellectual

Property Rights used by Old Lorus or any Subsidiary violates or infringes upon the rights of any Person.  To the knowledge of Old Lorus:  (i) all such Intellectual Property Rights are enforceable; and (ii) there is no existing infringement by another Person of any of the Intellectual Property Rights.
(r)
Insurance.  Old Lorus and the Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which Old Lorus and the Subsidiaries are engaged.  Neither Old Lorus nor any Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business without a significant increase in cost.
(s)
Transactions With Affiliates and Employees.  Except as set out in the Continuous Disclosure Reports, none of the current officers or directors of Old Lorus, and, to the knowledge of Old Lorus, none of the employees of Old Lorus, is a party to any transaction with Old Lorus or any Subsidiary (other than for services as employees, officers or directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for leasing, rental or licensing to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of Old Lorus, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner, other than:
(i)
for payment of salary or consulting fees for services rendered;
(ii)
reimbursement for expenses incurred on behalf of Old Lorus; and
(iii)
for other employee benefits, including the Share Purchase Plan and stock option agreements under the Stock Option Plans.
(t)
Securities Laws; Internal Accounting Controls.  Old Lorus is in material compliance with all provisions of the Securities Laws which are applicable to it.  Old Lorus and the Subsidiaries maintain a system of internal accounting controls as required by MI 52-109.  Old Lorus has established disclosure controls and procedures as required by MI 52-109 for Old Lorus and designed such disclosure controls and procedures to ensure that material information relating to Old Lorus, including its Subsidiaries, is made known to the certifying officers by others within those entities, particularly during the period in which Old Lorus’ most recently filed periodic report under Canadian Securities Laws is being prepared.  Old Lorus’ certifying officers have evaluated the effectiveness of Old Lorus’ controls and procedures as of the date prior to the filing date of the most recently filed periodic report under Canadian Securities Laws (such date, the “Evaluation Date”).  Old Lorus presented in its most recently filed periodic report under Canadian Securities Laws the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date to the extent required by MI 52-109.  Since the Evaluation Date, except as disclosed in the Continuous Disclosure Reports, there have been no significant changes in Old Lorus’ internal disclosure controls and procedures or its internal control over financial reporting (as such terms are defined in Section 1.1 of MI 52-109) or, to Old Lorus’ knowledge, in other factors that could significantly affect Old Lorus’ internal disclosure controls and procedures or its internal control over financial reporting.
(u)
Certain Fees.  No brokerage or finder’s fees or commissions are or will be payable by Old Lorus to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated by this Agreement.
(v)
Listing and Maintenance Requirements.  The Old Lorus Shares are listed on the TSX and the AMEX, and except as contemplated by the Arrangement, Old Lorus has taken no action designed to, or which to its knowledge is likely to have the effect of, terminating the listing of the Old Lorus Shares on the TSX or the AMEX nor has Old Lorus received any notification that the TSX or the AMEX is contemplating terminating such listing.  Old Lorus has not, in the 12 months preceding the date of this Agreement, received notice from any Trading Market on which the Old Lorus Shares are or have been listed or quoted to the effect that Old Lorus is not in compliance with the listing or maintenance requirements of such Trading Market, except as would not have a Material Adverse Effect.
(w)
Disclosure.  The Disclosure Letter to this Agreement and the representations and warranties made herein are true and correct with respect to the statements made therein and do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.
(x)
Solvency.  The Continuous Disclosure Reports set out as of the dates thereof all outstanding secured and unsecured Indebtedness of Old Lorus or any Subsidiary, or for which Old Lorus or any Subsidiary has commitments.  For the purposes of this Agreement, “Indebtedness” will mean:
(i)
any liabilities for borrowed money or amounts owed in excess of $50,000 (other than trade accounts payable incurred in the ordinary course of business);
(ii)
all guaranties, endorsements and other contingent obligations in respect of Indebtedness of others, whether or not the same are or should be reflected in Old Lorus’ balance sheet (or the notes thereto), except obligations in respect of indemnification, guaranties by endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business; and
(iii)
the present value of any lease payments in excess of $50,000 due under leases required to be capitalized in accordance with GAAP.
Neither Old Lorus nor any Subsidiary is in default with respect to any Indebtedness, except as would not have a Material Adverse Effect.
(y)
Tax Status.  Except for matters that would not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect, Old Lorus and each Subsidiary has duly and timelyfiled, in prescribed form, all necessary federal, provincial, state and foreign income and franchise tax and information returns which accurately report income, losses, and other information as required under Applicable Laws for all periods prior to the date hereof and has paid, including instalments and prepayments of taxes, or accrued all taxes shown as due thereon and all taxes now owing have been paid, and has placed an adequate reserve on its books with respect to taxes owing (net of any instalments paid) and there are no outstanding agreements or waivers extending the statutory period of limitations applicable to any federal, provincial or other tax return for any period, and all payments to any non-resident of Canada have been made in accordance with all applicable legislation in respect of withholding tax and there are no assessments or reassessments pursuant to which there are amounts owing or discussions in respect thereof with any taxing authority relating to Old Lorus or any Subsidiary, and Old Lorus and each Subsidiary has withheld from each payment made to any of its officers, directors, and employees and former officers, directors, and employees the amount of all taxes (including, without limitation, income tax) and other deductions required to be withheld therefrom and has paid the same to the proper tax or other authority within the time required by Applicable Law.
(z)
Accountants.  Old Lorus’ accountants are set out on Section 4.1(z) of the Disclosure Letter.  To the knowledge of Old Lorus, such accountants are independent accountants as may be required by the CBCA and the Securities Laws.
4.2
Investigation
Any investigation by Pinnacle, Investor or their respective advisors will not mitigate, diminish or affect the representations and warranties of Old Lorus made in or pursuant to this Agreement.

4.3
No Other Representations or Warranties
Except for the representations and warranties contained in this Agreement or in any other agreement or instrument contemplated hereby or by the Plan of Arrangement, Old Lorus makes no other express or implied representation or warranty with respect to any matters not specifically represented herein.
ARTICLE 5
REPRESENTATION AND WARRANTIES OF OLD LORUS

5.1
Representations and Warranties of New Lorus
New Lorus hereby represents and warrants to Investor and Pinnacle as of the date of this Agreement as follows in this Section 5.1 and acknowledges that Investor and Pinnacle are relying upon those representations and warranties in connection with entering into this Agreement.
(a)
Organization, Authority.  New Lorus is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with full right, corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder.
(b)
Authorization; Enforcement.  The execution and delivery of this Agreement by New Lorus and the consummation by it of the transactions contemplated hereby have been duly authorized by the board of directors of New Lorus, and no further action is required by New Lorus or its board of directors or shareholders, in connection therewith.  This Agreement has been (or upon delivery will have been) duly executed by New Lorus and, when delivered in accordance with the terms hereof, will constitute the valid and binding obligation of New Lorus  enforceable against it in accordance with its terms except:
(i)
as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally;
(ii)
as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies; and
(iii)
insofar as indemnification and contribution provisions may be limited by Applicable Law.
(c)
No Conflicts.  The execution, delivery and performance of this Agreement by New Lorus, the completion of the transactions contemplated hereby and the fulfillment and compliance by New Lorus with any of the terms and provisions hereof will not (i) conflict with or violate any provision of its certificate or articles of incorporation, by-laws or other organizational or constating documents, or (ii), subject to the Required Approvals, conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of its Property, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a New Lorus debt or otherwise) or other understanding to which New Lorus is a party or by which any Property of New Lorus is bound or affected, or (iii) subject to the Required Approvals, conflict with or result in a violation of any Applicable Laws to which New Lorus is subject, or by which any Property of New Lorus is bound or affected; except in the case of each of clauses (ii) and (iii), such as could not have or reasonably be expected to result in a Material Adverse Effect.
(d)
Filings, Consents and Approvals.  New Lorus is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any Governmental Authority or other Person in connection with the execution, delivery and performance by New Lorus of this Agreement, other than:

(i)
the obtaining of the Interim Order and the Final Order;
(ii)
an application to the TSX and AMEX for the listing of the New Lorus Common Shares for trading thereon in the time and manner required hereby and thereby;
(iii)
any other required filings with one or more of the Canadian Securities Regulatory Authorities; and
(iv)
any other required approvals of any Trading Market.
(e)
Capitalization.  The capitalization of New Lorus consists of an unlimited number of common shares.  New Lorus has not issued any securities other than one common share to Old Lorus.  No Person has any right of first refusal, pre-emptive right, right of participation, or any similar right to participate in the transactions contemplated by this Agreement and the Arrangement.  There are no outstanding options, warrants, script rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, any New Lorus Common Shares, or contracts, commitments, understandings or arrangements by which New Lorus is or may become bound to issue additional New Lorus Common Shares.  All of the outstanding New Lorus Common Shares are validly issued, fully paid and nonassessable, to the knowledge of New Lorus, have been issued in compliance with all Applicable Laws and, to the knowledge of New Lorus, none of such outstanding New Lorus Common Shares was issued in violation of any pre-emptive rights or similar rights to subscribe for or purchase securities.  There are no shareholders agreements, voting agreements or other similar agreements with respect to New Lorus’ authorized capital to which New Lorus is a party or, to the knowledge of New Lorus, between or among any of the shareholders of New Lorus.
(f)
Litigation.  There is no action, suit, inquiry, notice of violation, proceeding or investigation pending or, to the knowledge of New Lorus, threatened or contemplated (including by any of the Canadian Securities Regulatory Authorities) against or affecting New Lorus or any of its Property or, to the knowledge of New Lorus, any current officer or director or former officer or director of New Lorus before or by any Governmental Authority which (i) adversely affects or challenges the legality, validity or enforceability of this Agreement or (ii) could, if there were an unfavourable decision, have or reasonably be expected to result in a Material Adverse Effect.  Neither New Lorus, nor, to the knowledge of New Lorus, any director or officer thereof, is the subject of any action involving a claim of violation of or liability under the Applicable Laws or a claim of breach of fiduciary duty.
5.2
Investigation
Any investigation by Pinnacle, Investor or their respective advisors will not mitigate, diminish or affect the representations and warranties of New Lorus made in or pursuant to this Agreement.
5.3
No Other Representations or Warranties
Except for the representations and warranties contained in this Agreement or in any other agreement or instrument contemplated hereby or by the Plan of Arrangement, New Lorus makes no other express or implied representation or warranty with respect to any matters not specifically represented herein.
ARTICLE 6
REPRESENTATION AND WARRANTIES OF INVESTOR
6.1
Representations and Warranties of Investor
Investor hereby represents and warrants to Old Lorus, New Lorus, GeneSense and NuChem as of the date of this Agreement as follows in this Section 6.1 and acknowledges that Old Lorus, New Lorus, GeneSense and NuChem are relying upon those representations and warranties in connection with entering into this Agreement.

(a)
Organization, Authority. Investor is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with full right, corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder.
(b)
Authorization; Enforcement.  The execution and delivery of this Agreement by Investor and the consummation by it of the transactions contemplated hereby have been duly authorized by the board of directors of Investor, and no further action is required by Investor or its board of directors or shareholders, in connection therewith.  This Agreement has been (or upon delivery will have been) duly executed by Investor and, when delivered in accordance with the terms hereof, will constitute the valid and binding obligation of Investor  enforceable against it in accordance with its terms except:
(i)
as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally;
(ii)
as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies; and
(iii)
insofar as indemnification and contribution provisions may be limited by Applicable Laws.
(c)
No Conflicts.  The execution, delivery and performance of this Agreement by Investor, the completion of the transactions contemplated hereby and the fulfillment and compliance by Investor with any of the terms and provisions hereof will not (i) conflict with or violate any provision of its certificate or articles of incorporation, by-laws or other organizational or constating documents, or (ii), conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of its Property, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a Investor debt or otherwise) or other understanding to which Investor is a party or by which any Property of Investor is bound or affected, or (iii) conflict with or result in a violation of any Applicable Laws to which Investor is subject, or by which any Property of Investor is bound or affected; except in the case of each of clauses (ii) and (iii), such as could not have or reasonably be expected to result in a Pinnacle Material Adverse Effect.
(d)
Filings, Consents and Approvals.  Investor is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any Governmental Authority or other Person in connection with the execution, delivery and performance by Investor of this Agreement, other than (i) the obtaining of the Interim Order and the Final Order, and (ii) any other required filings with one or more of the Canadian Securities Regulatory Authorities.
(e)
Litigation.  There is no action, suit, inquiry, notice of violation, proceeding or investigation pending or, to the knowledge of Investor, threatened or contemplated (including by any of the Canadian Securities Regulatory Authorities) against or affecting Investor or any of its Property or, to the knowledge of Investor, any current officer or director or former officer or director of Investor before or by any Governmental Authority which (i) adversely affects or challenges the legality, validity or enforceability of this Agreement or (ii) could, if there were an unfavourable decision, have or reasonably be expected to result in a Pinnacle Material Adverse Effect.  Neither Investor, nor, to the knowledge of Investor, any director or officer thereof, is the subject of any action involving a claim of violation of or liability under the Applicable Laws or a claim of breach of fiduciary duty.
(f)
Funds Available.  Investor has made adequate financial arrangement prior to the execution of this Agreement to ensure that sufficient funds are available to allow Investor to carry out its obligations hereunder.

6.2
Investigation
Any investigation by Old Lorus, New Lorus, NuChem, GeneSense or their respective advisors will not mitigate, diminish or affect the representations and warranties of Investor made in or pursuant to this Agreement.
6.3
No Other Representations or Warranties
Except for the representations and warranties contained in this Agreement or in any other agreement or instrument contemplated hereby or by the Plan of Arrangement, Investor makes no other express or implied representation or warranty with respect to any matters not specifically represented herein.
ARTICLE 7
REPRESENTATION AND WARRANTIES OF PINNACLE

7.1
Representations and Warranties of Pinnacle
Pinnacle hereby represents and warrants to Old Lorus, New Lorus, GeneSense and NuChem as of the date of this Agreement as follows in this Section 7.1 and acknowledges that Old Lorus, New Lorus, GeneSense and NuChem are relying upon those representations and warranties in connection with entering into this Agreement.
(a)
Organization, Authority.  Pinnacle is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with full right, corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder.
(b)
Authorization; Enforcement.  The execution and delivery of this Agreement by Pinnacle and the consummation by it of the transactions contemplated hereby have been duly authorized by the board of directors of Pinnacle, and no further action is required by Pinnacle or its board of directors or shareholders, in connection therewith.  This Agreement has been (or upon delivery will have been) duly executed by Pinnacle and, when delivered in accordance with the terms hereof, will constitute the valid and binding obligation of Pinnacle enforceable against it in accordance with its terms except:
(i)
as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally;
(ii)
as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies; and
(iii)
insofar as indemnification and contribution provisions may be limited by Applicable Laws.
(c)
No Conflicts.  The execution, delivery and performance of this Agreement by Pinnacle, the completion of the transactions contemplated hereby and the fulfillment and compliance by Pinnacle with any of the terms and provisions hereof will not (i) conflict with or violate any provision of its certificate or articles of incorporation, by-laws or other organizational or constating documents, or (ii), conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of its Property, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a Pinnacle debt or otherwise) or other understanding to which Pinnacle is a party or by which any Property of Pinnacle is bound or affected, or (iii) conflict with or result in a violation of any Applicable Laws to which Pinnacle is subject, or by which any Property of Pinnacle is bound or affected; except in the case of each of clauses (ii) and (iii), such as could not have or reasonably be expected to result in a Pinnacle Material Adverse Effect.

(d)
Filings, Consents and Approvals.  Pinnacle is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any Governmental Authority or other Person in connection with the execution, delivery and performance by Pinnacle of this Agreement, other than (i) the obtaining of the Interim Order and the Final Order, and (ii) any other required filings with one or more of the Canadian Securities Regulatory Authorities.
(e)
Litigation.  There is no action, suit, inquiry, notice of violation, proceeding or investigation pending or, to the knowledge of Pinnacle, threatened or contemplated (including by any of the Canadian Securities Regulatory Authorities) against or affecting Pinnacle or any of its Property or, to the knowledge of Pinnacle, any current officer or director or former officer or director of Pinnacle before or by any Governmental Authority which (i) adversely affects or challenges the legality, validity or enforceability of this Agreement or (ii) could, if there were an unfavourable decision, have or reasonably be expected to result in a Pinnacle Material Adverse Effect.  Neither Pinnacle, nor, to the knowledge of Pinnacle, any director or officer thereof, is the subject of any action involving a claim of violation of or liability under the Applicable Laws or a claim of breach of fiduciary duty.
(f)
Funds Available.  Pinnacle has made adequate financial arrangement prior to the execution of this Agreement to ensure that sufficient funds are available to allow Pinnacle and the Investor to carry out its obligations hereunder.
7.2
Investigation
Any investigation by Old Lorus, New Lorus, NuChem, GeneSense or their respective advisors will not mitigate, diminish or affect the representations and warranties of Pinnacle made in or pursuant to this Agreement.
7.3
No Other Representations or Warranties
Except for the representations and warranties contained in this Agreement or in any other agreement or instrument contemplated hereby or by the Plan of Arrangement, Pinnacle makes no other express or implied representation or warranty with respect to any matters not specifically represented herein.
ARTICLE 8
COVENANTS OF OLD LORUS

8.1
Covenants of Old Lorus
Old Lorus covenants and agrees that, except as contemplated in this Agreement or the Plan of Arrangement, until the Effective Date or the day upon which this Agreement is terminated, whichever is earlier:
(a)
except to the extent required to implement the transactions contemplated by this Agreement and except as previously disclosed in writing to or with the prior written consent of Investor, it will conduct its business, and will cause NuChem and GeneSense to conduct their respective businesses, in the usual, ordinary and regular course of business and consistent with past practices;
(b)
except as previously disclosed in writing to Investor or as otherwise set out in this Agreement, it will not, without the prior written consent of Investor, which will not (except in the case of clause 8.1(b)(v)) be unreasonably withheld or delayed, directly or indirectly do or permit to occur any of the following:
(i)
issue or agree to issue any of its shares or any options, warrants, calls, conversion privileges or rights of any kind to acquire any of its shares, except pursuant to the Old Lorus Options, Old Lorus Warrants and Old Lorus Debentures;
(ii)
sell, pledge, hypothecate, lease, dispose of, encumber any of its assets, which, in such case, are individually or in the aggregate material, or agree to do any of the foregoing; except pursuant to the purchase and sale agreements contemplated by the Plan of Arrangement or in the ordinary course of business consistent with past practice;
(iii)
amend or propose to amend the Old Lorus Governing Documents;
(iv)
split, combine or reclassify the Old Lorus Shares, or declare, set aside or pay any dividend or other distribution payable in cash, stock, property or otherwise with respect to the Old Lorus Shares;
(v)
take any action that results in, or could reasonably be expected to result in, Old Lorus’ tax pools being reduced;
(vi)
redeem, purchase or offer to purchase any of its securities unless otherwise required by the terms of such securities;
(vii)
reorganize, amalgamate or merge with any other person, corporation, partnership or other business organization whatsoever;
(viii)
acquire or, unless disclosed to Investor, agree to acquire any person, corporation, partnership, joint venture or other business organization or division or acquire or agree to acquire any assets, which, in each case, are individually or in the aggregate material or out of the ordinary course of business consistent with past practice;
(ix)
settle or compromise any claim brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated by this Agreement or the Plan of Arrangement;
(x)
take any action that would interfere with or be inconsistent with the completion of the transactions contemplated hereby or that would render, or that reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to the Effective Date if then made; or
(xi)
take any action, refrain from taking any action, or permit any action to be taken or not taken, inconsistent with this Agreement or which would reasonably be expected to significantly impede the consummation of the Arrangement;
(c)
it will:
(i)
use its reasonable commercial efforts (taking into account insurance market conditions and offerings and industry practices) to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, except where such cancellation, termination or lapse would not individually or in the aggregate have a Material Adverse Effect, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;
(ii)
use its reasonable commercial efforts to preserve intact its business organization and goodwill, to keep available the services of its officers, employees and consultants as a group and to maintain satisfactory relationships with partners, suppliers, agents, distributors, customers and others having business relationships with it;

(iii)
perform and comply with all material covenants and conditions contained in all contracts, leases, grants, agreements, permits, licences orders and documents governing its assets or to which its assets are subject;
(iv)
obtain, on or before the Effective Date, a discharge of the Personal Property Security Act (Ontario) registrations against Old Lorus listed in Schedule B;
(v)
promptly notify Investor of any Material Adverse Change, or any change, effect, event, occurrence or change in a state of facts which could, with the passage of time, reasonably be expected to become or result in a Material Adverse Change, and of any Governmental Authority or third party written complaints, investigations or hearings (or communications indicating that the same may be contemplated in respect of the Arrangement); and
(vi)
satisfy all Officer Obligations on or prior to the Effective Date, which obligation may be satisfied by causing New Lorus to assume such obligations on terms and conditions satisfactory to Investor, acting reasonably;
(d)
it will use its reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder to the extent the same is within its control and take, or cause to be taken, all other action and do, or cause to be done, all other things necessary, proper or advisable under all Applicable Laws to complete the Arrangement, including using its reasonable commercial efforts to:
(i)
obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to contracts;
(ii)
obtain all necessary consents, approvals and authorizations that are required to be obtained by it under any Applicable Laws;
(iii)
effect all necessary registrations and filings and submissions of information requested by Governmental Authorities required to be effected by it in connection with the Arrangement and participate and appear in any proceedings of any Party before Governmental Authorities in connection with the Arrangement;
(iv)
oppose, lift or rescind any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affecting the ability of the Parties to consummate, the transactions contemplated hereby or by the Plan of Arrangement;
(v)
fulfil all conditions and satisfy all provisions of this Agreement;
(vi)
cooperate with Pinnacle and Investor in connection with the performance by it of its obligations hereunder; and
(vii)
conduct its affairs, and cause the affairs of each of the Subsidiaries to be conducted, so that all of their respective representations and warranties contained hereinwill be true and correct in all material respects on and as of the Effective Date as if made thereon;
(e)
it will discuss and consider such pre-arrangement steps or amendments to the Plan of Arrangement as may be proposed by Investor and implement such pre-arrangement steps or such amendments that it considers to be in the best interests of the Old Lorus Securityholders, provided such steps are agreed to in writing by Investor;
(f)
it will make or cooperate as necessary in the making of all necessary filings and applications under all Applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Applicable Laws;

(g)
it will, in a timely and expeditious manner:
(i)
file, proceed with and diligently prosecute an application to the Court for the Interim Order with respect to the Arrangement, provided that, notwithstanding the foregoing, the Parties agree to consult regarding the terms of, and the obtaining of, the Interim Order;
(ii)
carry out the terms of the Interim Order;
(iii)
prepare, in consultation with Investor, and file where required by law the Information Circular in all jurisdictions where the same is required to be filed and mail the same as ordered by the Interim Order and in accordance with all Applicable Laws, complying in all material respects with all Applicable Laws on the date of mailing thereof and containing full, true and plain disclosure of all material facts relating to the Arrangement and Old Lorus and not containing any misrepresentation, as defined under such Applicable Laws, with respect thereto;
(iv)
prepare, in consultation with Investor, and file where required by law any mutually agreed (or otherwise required by Applicable Laws) amendments or supplements to the Information Circular with respect to the Old Lorus Securityholders’ Meeting and mail the same as required by the Interim Order and in accordance with all Applicable Laws, in all jurisdictions where the same is required;
(v)
solicit proxies for the approval of the Arrangement and related matters in accordance with Applicable Laws;
(vi)
convene the Old Lorus Securityholders’ Meeting as ordered by the Interim Order;
(vii)
provide notice to Investor of the Old Lorus Securityholders’ Meeting and allow Investor’s representatives to attend the Old Lorus Securityholders’ Meeting unless such attendance is prohibited by the Interim Order;
(viii)
conduct the Old Lorus Securityholders’ Meeting in accordance with the Interim Order, the Old Lorus Governing Documents and any instrument governing such meeting, as applicable, and as otherwise required by Applicable Laws;
(ix)
subject to the approval of the Arrangement at the Old Lorus Securityholders’ Meeting, forthwith proceed with and diligently prosecute an application for the Final Order; and
(x)
carry out the terms of the Final Order (to the extent within its power);
(h)
except for individual proxies and other non-substantive communications and materials relating to the Old Lorus Securityholders’ Meeting, furnish promptly to Investor a copy of each notice, report, report of proxies submitted, schedule or other document or communication delivered, filed or received by Old Lorus in connection with the Arrangement or the Interim Order, the Old Lorus Securityholders’ Meeting or any other meeting of Old Lorus Securityholders or class of security holders which all such holders, as the case may be, are entitled to attend, any filings under Applicable Laws and any dealings with regulatory agencies in connection with, or in any way affecting, the transactions contemplated herein;
(i)
subject to the terms hereof, in a timely and expeditious manner, provide to Investor all information as may be reasonably requested by Investor with respect to Old Lorus and its business and properties;
(j)
it will, within two Business Days of Old Lorus receiving any written audit inquiry, assessment, reassessment, confirmation or variation of an assessment, indication that tax assessment is being considered, request for filing of a waiver or extension of time or any other notice in writing relating to taxes, interest, penalties, losses or tax pools (an “Assessment”), deliver to Investor a copy thereof together with a statement setting out, to the extent then determinable, an estimate of the obligations, if any, of Old Lorus, or the appropriate Affiliate, on the assumption that such Assessment is valid and binding; and
(k)
undertake and carry out the transactions described in the Plan of Arrangement.
8.2
Recommendation of the Old Lorus Board of Directors
The Information Circular will include the recommendation of the board of directors of Old Lorus to the Old Lorus Securityholders in respect of the Arrangement as set out in Section 2.5. Notwithstanding any other provision of this Agreement, the board of directors of Old Lorus may change its recommendation to the Old Lorus Securityholders in respect of the Arrangement from that set forth herein, as applicable, if such board concludes, in good faith, after receiving the advice of outside counsel and financial advisors that is reflected in the minutes of a meeting of the board, that such action is necessary for such board to act in a manner consistent with its fiduciary duty or Applicable Laws and, in the event that Sections 8.3 or 8.4 and 12.1 are applicable, if Old Lorus and its board are in compliance with those sections and Old Lorus has paid any fee applicable under Article 12. The foregoing will not relieve Old Lorus from its obligation to proceed to call and hold the Old Lorus Securityholders’ Meeting, solicit proxies for such meeting and hold the vote of Old Lorus Securityholders in respect of the Arrangement at such meeting.
8.3
Old Lorus Covenant Regarding Non-Solicitation
(a)
Old Lorus will immediately terminate and cause to be terminated all solicitations, initiations, encouragements, discussions or negotiations with any parties conducted prior to the date hereof by Old Lorus, or its officers, directors, employees, legal counsel, financial advisors, experts, representatives agents, or other persons acting on its behalf, with respect to any Acquisition Proposal.
(b)
Old Lorus will not, directly or indirectly, through any officer, director, employee, legal counsel, financial advisor, expert, representative, agent, or other person acting on its behalf, solicit, initiate, invite or knowingly encourage (including by way of furnishing confidential information or entering into any form of agreement, arrangement or understanding) the initiation of or participate in, any inquiries or proposals regarding an Acquisition Proposal, provided that nothing contained in this Section 8.3 or other provisions of this Agreement (including, without limitation, Section 8.1) will prevent the board of directors of Old Lorus from considering, negotiating, approving or recommending to the Old Lorus Securityholders an agreement in respect of an unsolicited written Acquisition Proposal:
(i)
which did not result from a breach of this Section 8.3(b);
(ii)
in respect of which any required financing has been demonstrated to the satisfaction of the board of directors of Old Lorus, acting in good faith, to be reasonably likely to be obtained;
(iii)
in respect of which the board of directors of Old Lorus determines (having consulted outside counsel) that in the exercise of its fiduciary duty it would be necessary for such board of directors to take such action in order to avoid breaching its fiduciary duties; and
(iv)
in respect of which the board of directors of Old Lorus determines in good faith, after consultation with financial advisors, if consummated in accordance with its terms, would result in a transaction more favourable financially to its securityholders than the Arrangement,
(any such Acquisition Proposal that satisfies clauses (i) through (iv) above being referred to herein as a “Superior Proposal”).

(c)
Old Lorus agrees not to release any third party from any confidentiality agreement in respect of an Acquisition Proposal to which such third party is a party.  Old Lorus further agrees not to release any third party from any standstill agreement to which such third party is a party, unless such third party has made a Superior Proposal.
(d)
Old Lorus will promptly notify Investor of any current or any future Acquisition Proposal of which any of Old Lorus’ directors or senior officers become aware, or any amendments to the foregoing, or any request for non-public information relating to Old Lorus in connection with an Acquisition Proposal or for access to the properties, books or records or for a list of the securityholders of Old Lorus by any person or entity that informs Old Lorus that it is considering making an Acquisition Proposal. Such notice will include a copy of all written communications and a description of the material terms and conditions of any proposal and provide such details of the proposal, inquiry or contact as Investor may reasonably request, including without limitation the identity of the person and controlling person, if any, making such proposal, inquiry or contact.
(e)
If Old Lorus receives a request for material non-public information from a Person who proposes an Acquisition Proposal in respect of Old Lorus, and the board of directors of Old Lorus determines that such proposal would be a Superior Proposal pursuant to Section 8.3(b), assuming the satisfactory outcome of a due diligence condition, then, and only in such case, the board of directors may, subject to the execution of a confidentiality agreement and provided Old Lorus sends a copy of any such confidentiality agreement to Investor immediately upon its execution, provide such person with access to non-public information. Old Lorus will provide Investor with a list of the information provided to the person making the Superior Proposal.
(f)
Old Lorus will ensure that its directors and officers and any financial advisors or other advisors or representatives retained by it are aware of the provisions of this Section 8.3, and it will be responsible for any breach of this Section 8.3 by its financial advisors or other advisors or representatives.
8.4
Notice of Superior Proposal Determination
Old Lorus will not accept, approve or recommend or enter into any agreement (except for a confidentiality agreement pursuant to Section 8.3(e)) in respect of an Acquisition Proposal on the basis that it constitutes a Superior Proposal unless (i) it has complied with its obligations under Section 8.3(b), (ii) it has provided Investor with a complete copy of the Acquisition Proposal document which has been determined to be a Superior Proposal, with such deletions as are necessary to protect confidential portions of such Acquisition Proposal document, provided that material terms or conditions or the identity of the controlling person, if any, making the Acquisition Proposal may not be deleted, (iii) four (4) Business Days (the “Notice Period”) will have elapsed from the later of the date Investor received notice of the determination to accept, approve or recommend an agreement in respect of such Acquisition Proposal, and the date Investor received a copy of the Acquisition Proposal document, and (iv) it concurrently terminates this Agreement and pays to Investor the non-completion fee provided for in Section 12.1. During the Notice Period, Old Lorus will provide a reasonable opportunity to Investor to consider, discuss and offer such adjustments in the terms and conditions of this Agreement as would enable Old Lorus to proceed with its recommendation to the Old Lorus Securityholders with respect to the Arrangement; provided however that any such adjustment will be at the discretion of Old Lorus and Investor at the time. The board of directors of Old Lorus will review in good faith any offer made by Investor to amend the terms of this Agreement in order to determine, in its discretion, as part of its exercising its fiduciary duties, whether the proposed amendments would, upon acceptance, result in such Superior Proposal ceasing to be a Superior Proposal. If the board of directors of Old Lorus determines that the Superior Proposal would cease to be a Superior Proposal, it will so advise Investor and will accept the offer by Investor to amend the terms of this Agreement and Old Lorus and Investor agree to take such actions and execute such documents as are necessary to give effect to the foregoing. If the board of directors of Old Lorus continues to believe, in good faith and after consultation with financial advisors and outside counsel, that such Superior Proposal remains a Superior Proposal and therefore rejects the amendments offered by Investor, Old Lorus may, subject to the terms of this Agreement including payment of the non-completion fee provided for in Section 12.1, accept, approve, recommend or enter into an agreement, understanding or arrangement in respect of such Superior Proposal. Each successive material modification of any Acquisition Proposal or a Superior Proposal will constitute a new Acquisition Proposal for the purposes of this Section 8.4 and will require a four (4) Business Day Notice Period from the date such amendment is communicated to Investor. Information provided hereunder will constitute confidential information under the Confidentiality Agreement.

8.5
Access to Information
Subject to the Confidentiality Agreementand Applicable Laws, upon reasonable notice, Old Lorus will afford the officers, employees, counsel, accountants and other authorized representatives and advisors of Pinnacle and Investor access, during normal business hours from the date hereof and until the earlier of the Effective Date or the termination of this Agreement, to its properties, books, contracts and records as well as to its management personnel, and, during such period, Old Lorus will furnish promptly to Pinnacle and Investor (without duplication) all information concerning its business, properties and personnel as Pinnacle or Investor may reasonably request.
ARTICLE 9
COVENANTS OF INVESTOR
9.1
Covenants of Investor
Investor covenants in favour of Old Lorus, NuChem, GeneSense and New Lorus and agrees that, except as contemplated in this Agreement or the Plan of Arrangement, until the Effective Date or the day upon which this Agreement is terminated, whichever is earlier:
(a)
it will:
(i)
not take any action, refrain from taking any action, or permit any action to be taken or not taken that would interfere with or be inconsistent with the completion of the transactions contemplated hereby or that would render, or that reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to the Effective Date if then made; and
(ii)
promptly notify Old Lorus of receipt by Investor of any Governmental Authority or third party written complaints, investigations or hearings (or communications indicating that the same may be contemplated) in respect of the Arrangement;
(b)
it will use all reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder to the extent the same is within its control and take, or cause to be taken, all other action and do, or cause to be done, all other things necessary, proper or advisable under all Applicable Laws to complete the Arrangement, including using its reasonable commercial efforts to:
(i)
obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to contracts;
(ii)
obtain all necessary consents, approvals and authorizations that are required to be obtained by it under any Applicable Laws;
(iii)
effect all necessary registrations and filings and submissions of information requested by Governmental Authorities required to be effected by it in connection with the Arrangement and participate and appear in any proceedings of any Party before Governmental Authorities in connection with the Arrangement;
(iv)
oppose, lift or rescind any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affecting the ability of the Parties to consummate, the transactions contemplated hereby or by the Plan of Arrangement;
(v)
fulfil all conditions and satisfy all provisions of this Agreement;

(vi)
cooperate with Old Lorus in connection with the performance by it of its obligations hereunder; and
(vii)
conduct its affairs so that all of its representations and warranties contained herein will be true and correct in all material respects on and as of the Effective Date as if made thereon;
(c)
it will discuss and consider such pre-arrangement steps or amendments to the Plan of Arrangement as may be proposed by Old Lorus and implement such pre-arrangement steps or such amendments that it considers to be in its best interests, provided such steps are agreed to in writing by Old Lorus;
(d)
it will make or cooperate as necessary in the making of all necessary filings and applications under all Applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such laws; and
(e)
it will, subject to the terms hereof, in a timely and expeditious manner, provide to Old Lorus all information as may be reasonably requested by Old Lorus or as required by the Interim Order or Applicable Laws with respect to Investor and its business and properties.
ARTICLE 10
COVENANTS OF PINNACLE
10.1
Covenants of Pinnacle
Pinnacle covenants in favour of Old Lorus, NuChem, GeneSense and New Lorus and agrees that, except as contemplated in this Agreement or the Plan of Arrangement, until the Effective Date or the day upon which this Agreement is terminated, whichever is earlier:
(a)
it will:
(i)
not take any action, refrain from taking any action, or permit any action to be taken or not taken that would interfere with or be inconsistent with the completion of the transactions contemplated hereby or that would render, or that reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to the Effective Date if then made; and
(ii)
promptly notify Old Lorus of receipt by Pinnacle of any Governmental Authority or third party written complaints, investigations or hearings (or communications indicating that the same may be contemplated) in respect of the Arrangement;
(b)
it will use all reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder to the extent the same is within its control and take, or cause to be taken, all other action and do, or cause to be done, all other things necessary, proper or advisable under all Applicable Laws to complete the Arrangement, including using its reasonable commercial efforts to:
(i)
fulfil all conditions and satisfy all provisions of this Agreement;
(ii)
cooperate with Old Lorus in connection with the performance by it of its obligations hereunder; and
(iii)
conduct its affairs so that all of its representations and warranties contained herein will be true and correct in all material respects on and as of the Effective Date as if made thereon; and

(c)
it will, subject to the terms hereof, in a timely and expeditious manner, provide to Old Lorus all information as may be reasonably requested by Old Lorus or as required by the Interim Order or Applicable Laws with respect to Pinnacle and its business and properties.
ARTICLE 11
CONDITIONS PRECEDENT
11.1
Mutual Conditions Precedent
The respective obligations of the Parties hereto to consummate the transactions contemplated hereby, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time as is specified below, of the following conditions, any of which may be waived by the mutual consent of such Parties without prejudice to their right to rely on any other of such conditions:
(a)
the Interim Order will have been granted in form and substance satisfactory to each of Old Lorus and Investor, acting reasonably and will not have been set aside or modified in a manner unacceptable to such parties, acting reasonably, on appeal or otherwise;
(b)
on or before June 30, 2007, the Arrangement Resolution will have been passed by the Old Lorus Securityholders in form and substance satisfactory to each of Old Lorus and Investor, acting reasonably, duly approving the Arrangement in accordance with the Interim Order and the requirements of applicable Securities Laws, as applicable;
(c)
on or before July 15, 2007, the Final Order will have been granted in form and substance satisfactory to each of Old Lorus and Investor each acting reasonably;
(d)
each of the Lock-Up Holders will have (i) voted all Old Lorus Shares held by, or under the control or direction of, them in favour of the Arrangement, and (ii) agreed, subject to certain terms and conditions, to sell to Investor at the Effective Time all of the Old Lorus Voting Shares (as defined in the Plan of Arrangement) held by each Lock-Up Holder pursuant to written documentation (which remains in full force and effect) in form and substance satisfactory to each of Old Lorus and Investor, each acting reasonably, and the Investor, acting reasonably, will be satisfied that no condition exists that has resulted in, or could result in, any of the Lock-Up Holders failing to sell all of its Old Lorus Voting Shares to the Investor pursuant to the Arrangement;
(e)
the Articles of Arrangement, together with the Final Order, to be filed with the Director in accordance with the Arrangement and Section 192(6) of the CBCA, will be in form and substance satisfactory to each of Old Lorus and Investor, each acting reasonably;
(f)
the TSX will have accepted notice of the Arrangement and the transactions contemplated thereby and will have approved the listing of the New Lorus Shares, subject only to the conditions that may be imposed by the TSX;
(g)
the AMEX will have accepted notice of the Arrangement and the transactions contemplated and will have approved the listing of the New Lorus Shares, subject only to the conditions that may be imposed by the AMEX;
(h)
subject to Section 11.4(c), the Arrangement will have become effective on or before the Outside Date;
(i)
there will be no action taken under any Applicable Law that:
(i)
makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein;

(ii)
results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein; or
(iii)
has had or, if the Arrangement was consummated, would reasonably be expected to result in, a Material Adverse Effect on Old Lorus, NuChem, GeneSense, New Lorus, Pinnacle or Investor;
(j)
the Pinnacle Share Purchase Agreement contemplated by the Plan of Arrangement will have been executed on terms satisfactory to New Lorus and Investor, acting reasonably, in accordance with this Agreement;
(k)
the Escrow Agreement will have been executed on terms satisfactory to the Investor and New Lorus, acting reasonably;
(l)
each of the Asset Transfer Agreements and the Subsidiary Share Transfer Agreements will have been executed and delivered by each of the parties thereto and each of the transactions contemplated by such agreements will have been completed in accordance with the terms thereof;
(m)
the Indemnification Agreement will have been executed on terms satisfactory to Investor, New Lorus and Old Lorus, each acting reasonably, in accordance with this Agreement;
(n)
no material action or proceeding will be pending or threatened by any Person or Governmental Authority to enjoin or prohibit the Arrangement from being completed, or result in a judgment in material damages relating to the transaction as contemplated herein;
(o)
other than the Lock-Up Holders (except to the extent that any Lock-Up Holder has terminated any agreement contemplated by Section 11.1(d)), no Person, whether alone or jointly or in concert with others, will, immediately prior to the Effective Date, beneficially own, or exercise control or direction over, more than 10% of the then issued and outstanding Old Lorus Shares;
(p)
immediately prior to the Effective Date, the Lock-Up Holders (together with any person acting jointly or in concert with the Lock-Up Holders) will not beneficially own, or exercise control or direction over, in the aggregate, more than 25% of the then issued and outstanding common shares of Old Lorus; and
(q)
Pinnacle, in its reasonable judgment, will be satisfied that, immediately prior to the Effective Time, Old Lorus shareholders resident in the United States do not hold, in the aggregate, more than 10% of the outstanding Old Lorus Shares.
The foregoing conditions are for the mutual benefit of each of Old Lorus and Investor and may be asserted by each of Old Lorus and Investor regardless of the circumstances and may be waived by each of Old Lorus and Investor in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Old Lorus or Investor may have.
11.2
Conditions to Obligations of Old Lorus
The obligations of Old Lorus to consummate the transactions contemplated hereby, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time as is specified below, of the following conditions:
(a)
each of the acts and undertakings of Pinnacle and Investor to be performed on or before the Effective Date pursuant to the terms of this Agreement will have been duly performed by Pinnacle and Investor in accordance with the terms of this Agreement and the Plan of Arrangement;

(b)
except as affected by the transactions contemplated by this Agreement, the representations and warranties of Investor contained in Section 6.1 and the representations and warranties of Pinnacle contained in Section 7.1 will be true and correct in all material respects on the Effective Date with the same force and effect as though such representations and warranties had been made at and as of such time (except to the extent that such representations and warranties speak as of a particular date) except where the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect on Pinnacle or Investor, and both Pinnacle and Investor will have complied in all material respects with their respective covenants in this Agreement and Old Lorus will have received certificates to that effect, dated the Effective Date, from a senior officer of each of Pinnacle and Investor, respectively, acting solely on behalf of the company in question and not in his personal capacity, to the best of his information and belief having made reasonable inquiry and Old Lorus will have no actual knowledge to the contrary;
(c)
there will not have occurred a Material Adverse Change in respect of Pinnacle or Investor;
(d)
all requisite consents, orders, approvals and authorizations, including, without limitation, regulatory and judicial approvals and orders, required or necessary for the completion of the Arrangement will have been completed or obtained on terms and conditions satisfactory to Old Lorus, acting reasonably, and all applicable statutory or regulatory waiting periods to the transactions contemplated under the Arrangement, will have been expired or been terminated, and no objection or opposition will have been filed, initiated or made by any regulatory authority during any applicable statutory or regulatory period;
(e)
holders of Old Lorus Shares will not have exercised the Dissent Rights or similar rights, and will not have instituted proceedings to exercise the Dissent Rights or similar rights in connection with the Arrangement (other than holders of Old Lorus Shares representing, in the aggregate, not more than 2.5% of the outstanding Old Lorus Shares);
(f)
Old Lorus will have received a written fairness opinion from Deloitte & Touche LLP confirming its preliminary opinion that the consideration to be issued pursuant to the Arrangement is fair, from a financial point of view, to the Old Lorus Securityholders, which opinion will have been included in the Information Circular; and
(g)
there being no change in law (including a proposal by the Minister of Finance of Canada to amend the Income Tax Act (Canada) or any announcement, governmental or regulatory initiative, condition, event or development involving a change or a prospective change) that in the judgment of Old Lorus, acting reasonably, directly or indirectly, has or may have a Material Adverse Effect on or with respect to Old Lorus, GeneSense, NuChem or New Lorus, with respect to the regulatory regime applicable to their respective businesses and operations, or with respect to consummating the transactions contemplated by the Plan of Arrangement.
The conditions in this Section 11.2 are for the exclusive benefit of Old Lorus and may be asserted by Old Lorus regardless of the circumstances or may be waived by Old Lorus in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Old Lorus may have.
11.3
Conditions to Obligations of Pinnacle and Investor
The obligations of Pinnacle and Investor to consummate the transactions contemplated hereby, are subject to the satisfaction, on or before the Effective Date or such other time as is specified below, of the following conditions:
(a)
each of the acts and undertakings of each of Old Lorus, NuChem, GeneSense and New Lorus to be performed on or before the Effective Date pursuant to the terms of this Agreement will have been duly performed by each of Old Lorus, NuChem, GeneSense and New Lorus in accordance with the terms of this Agreement and the Plan of Arrangement;

(b)
except as affected by the transactions contemplated by this Agreement, the representations and warranties of Old Lorus contained in Section 4.1 and of New Lorus contained in Section 5.1 will be true in all material respects on the Effective Date with the same force and effect as though such representations and warranties had been made at and as of such time (except to the extent such representations and warranties speak as of a particular date) except where the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect on Old Lorus, and Old Lorus will have complied in all material respects with its covenants in this Agreement and Investor will have received certificates to that effect, dated the Effective Date, from a senior officer of each of Old Lorus, NuChem, GeneSense and New Lorus respectively, acting solely on behalf of the company in question and not in his personal capacity, to the best of his information and belief having made reasonable inquiry and Investor will have no actual knowledge to the contrary provided that, Old Lorus will have the ability in such certificate to update the representation and warranty of Old Lorus contained in Section 4.1(g) hereof as at the Effective Date;
(c)
there will not have occurred any Material Adverse Change in respect of Old Lorus or any Subsidiary;
(d)
the directors and officers of Old Lorus identified by Investor will have provided their resignations, together with mutual releases in favour of Old Lorus and Investor, effective on the Effective Date, each in a form and substance and on such terms as are satisfactory to Investor, acting reasonably;
(e)
Old Lorus will not have declared or paid any dividends or made any other distributions of any of its securities or granted any further options or warrants or any right or privilege capable of becoming an option or agreement in respect of its securities;
(f)
Investor will be satisfied that all steps have been taken to ensure that all liabilities and obligations of Old Lorus will have been paid or otherwise extinguished or assumed and Investor will have received such releases or other evidence of the satisfaction or assumption of such liabilities, as Investor, in its sole discretion considers appropriate or necessary;
(g)
all security registrations against Old Lorus will have been discharged; and
(h)
there being no change in law (including a proposal by the Minister of Finance of Canada to amend the Income Tax Act (Canada) or any announcement, governmental or regulatory initiative, condition, event or development involving a change or a prospective change) that in the judgment of Investor or Pinnacle, acting reasonably, directly or indirectly, has or may have a Material Adverse Effect on or with respect to Old Lorus, GeneSense or NuChem, with respect to the regulatory regime applicable to their respective businesses and operations, or with respect to consummating the transactions contemplated by the Plan of Arrangement.
The conditions described in this Section 11.3 are for the exclusive benefit of Investor and may be asserted by Investor regardless of the circumstances or may be waived by Investor in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Investor may have.
11.4
Notice and Cure Provisions and Effect of Failure to Comply with Conditions
(a)
Each of Old Lorus, NuChem, GeneSense, New Lorus, Pinnacle and Investor will give prompt notice to the others of the occurrence, or failure to occur, at any time from the date hereof to the Effective Date of any event or state of facts which occurrence or failure would, or would be likely to, (i) cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect, or (ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder provided, however, that no such notification will affect the representations or warranties of the Parties or the conditions to the obligations of the Parties hereunder.

(b)
Subject to Section 11.4(c), if any of the conditions precedents set forth in Sections 11.1, 11.2 or 11.3 hereof will not be complied with or waived by the Party for whose benefit such conditions are provided on or before the date required for the performance thereof, then the Party for whose benefit the condition precedent is provided may, in addition to any other remedies they may have at law or equity, rescind and terminate this Agreement pursuant to Section 14.1 provided that the Party intending to rely thereon has delivered a written notice to the other Parties, specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfilment of the applicable conditions precedent.  If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured (except matters arising out of the failure to make appropriate disclosure in the Disclosure Letter delivered on the date of execution of this Agreement) no Party may terminate this Agreement until the later of the Outside Date and the expiration of a period of 30 days from the date of such notice. If such notice has been delivered prior to the date of the Old Lorus Securityholders’ Meeting, such meeting will be postponed until the expiry of such period. If such notice has been delivered prior to the making of the applications for Final Order or the filing of the Articles of Arrangement, such applications and such filings will be postponed until the expiry of such period. More than one such notice may be delivered by a Party.
(c)
If the conditions precedent set forth in Section 11.1(o) cannot be satisfied at the Effective Date, the Effective Date will be reset to the date that is three Business Days after the first date that such condition precedent can be complied with, provided that the Effective Date occurs on or prior to July 31, 2007 or such other date as agreed in writing by the Parties.
11.5
Satisfaction of Conditions
The conditions set out in this Article 11 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the Parties, Articles of Arrangement are filed under the CBCA to give effect to the Arrangement.
ARTICLE 12
AGREEMENT AS TO NON-COMPLETION FEE
12.1
Lorus Non-Completion Fee
If at any time after the execution of this Agreement and prior to the termination of this Agreement pursuant to Article 14:
(a)
the board of directors of Old Lorus withdraws, qualifies or changes any of its recommendations or determinations referred to in Section 2.5(a) in a manner adverse to Investor or resolves to do so prior to the Effective Date; provided that if the board of directors of Old Lorus determines in good faith that Pinnacle or Investor is in material breach of any of its representations, warranties or covenants hereunder and communicates such determination to the Old Lorus Securityholders, such communication will not constitute a withdrawal or qualification of the recommendation of the board of directors of Old Lorus referred to in Section 2.5(a); or
(b)
Old Lorus accepts, approves, recommends or enters into any contractual agreement with any Person in respect of an Acquisition Proposal prior to the Old Lorus Securityholders’ Meeting, excluding a confidentiality agreement entered into in compliance with Section 8.3; or
(c)
except as contemplated by Section 8.4 with respect to Investor’s right to respond to any Superior Proposal, Old Lorus publicly announces its intention to do any of the foregoing; or
(d)
the Old Lorus Securityholders’ Meeting is cancelled, adjourned or postponed except with the prior written consent of Pinnacle.

(each of the above being a “Lorus Payment Event”), then Old Lorus will pay to Investor the amount of $600,000 as a non-completion fee in immediately available funds to an account designated by Investor within two Business Days after the occurrence of any one of the Lorus Payment Events.  Notwithstanding anything to the contrary, if a payment has been made under any of Section 12.1(a), 12.1(b), 12.1(c) or 12.1(d), no further payment will be required under any of Section 12.1(a), 12.1(b), 12.1(c) or 12.1(d).
12.2
Pinnacle Non-Completion Fee
If at any time after the execution of this Agreement and prior to the termination of this Agreement pursuant to Article 14, except in the event that the board of directors of Pinnacle or Investor determines in good faith that Old Lorus is in material breach of any of its representations, warranties or covenants hereunder, the board of directors of Pinnacle or Investor withdraws its approval for the entering into of this Agreement or, resolves to do so prior to the Effective Date (a “Pinnacle Payment Event”), then Pinnacle and Investor will be liable to pay to Old Lorus, on a joint and several basis, the amount of $600,000 as a non-completion fee in immediately available funds to an account designated by Old Lorus within two Business Days after the occurrence of any one of the Pinnacle Payment Events.
12.3
Liquidated Damages
Each Party acknowledges that the amounts set out in Sections 12.1 and 12.2 represent liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, which Investor or Old Lorus, as applicable, will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and are not penalties.  Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive.
12.4
Limited Remedy
For greater certainty, each of Investor and Old Lorus agrees that the compensation or damages to be received pursuant to this Article 12 is the sole remedy in compensation or damages of Investor and Old Lorus in respect of a Lorus Payment Event or a Pinnacle Payment Event, as applicable, provided however that nothing contained in this Article 12 or Section 14.1, including the payment of an amount under this Article 12, will relieve or have the effect of relieving Pinnacle, Investor or Old Lorus, in any way from liability for damages incurred or suffered by Pinnacle, Investor or Old Lorus as a result of a breach of this Agreement by Pinnacle, Investor or Old Lorus, as applicable, acting in bad faith with a clear intent and design to prevent the conditions precedent to this Agreement’s completion from being satisfied. Nothing herein will preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreement or otherwise to obtain specific performance of any of such act, covenant or agreement.
ARTICLE 13
IDEMNIFICATION

13.1
Indemnification by Old Lorus and New Lorus
Subject to Section 13.2(b) hereof, each of Old Lorus and New Lorus hereby covenants and agrees to indemnify and save harmless Pinnacle, Investor and their respective directors, officers and employees (collectively, the “Indemnified Parties”) from and against all liabilities, claims, losses (excluding loss of profits and indirect or consequential losses), costs (including without limitation legal fees and disbursements on a solicitor and his own client basis) fines, penalties, damages  and expenses to which any Indemnified Party may be subject or may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by or arising directly or indirectly by reason or in consequence of:
(i)
any incorrectness in or breach of any representation or warranty of Old Lorus or New Lorus contained in this Agreement or any other certificate or instrument executed and delivered pursuant to this Agreement;

(ii)
any information or statement contained in the Information Circular relating to Old Lorus or New Lorus (other than the Pinnacle Information) or the business, operations, results of operations, assets, capitalization, financial condition, rights, liabilities or prospects of Old Lorus or New Lorus and whether on a prospective or pro forma basis (other than the Pinnacle Information), containing a misrepresentation; or
(iii)
any breach of any covenant or other obligation of Old Lorus or New Lorus contained herein.
If any matter or thing contemplated by this Section 13.1 (any such matter or thing being hereinafter referred to as a “Claim”) is asserted against the Indemnified Party, or if any potential Claim contemplated by this Section 13.1 will come to the knowledge of the Indemnified Party, the Indemnified Party will notify Old Lorus and New Lorus as soon as possible of the nature of such Claim (provided that any failure to so notify will not affect Old Lorus’ or New Lorus’ liabilities under this Section 13.1 except to the extent that the failure materially prejudices Old Lorus or New Lorus and Old Lorus and New Lorus will, subject as hereinafter provided, be entitled (but not required) at their expense to assume the defence of any suit brought to enforce such Claim; provided, however, that the defence will be conducted through legal counsel acceptable to the Indemnified Party, acting reasonably. No admission of liability or settlement of any such Claim may be made by Old Lorus, New Lorus or any Indemnified Party, without, in each case, the prior written consent of the other party, such consent not to be unreasonably withheld. In respect of any such Claim, the Indemnified Party will have the right to retain separate or additional counsel to act on its behalf and participate in the defence thereof; provided that the fees and disbursements of such counsel will be paid by the Indemnified Party unless Old Lorus or New Lorus does not assume the defence of such suit on behalf of the Indemnified Party within three Business Days of Old Lorus receiving notice of such Claim; or the named party to any such Claim (including any added third or interpleaded party) include both the Indemnified Party, on the one hand, and Old Lorus and New Lorus on the other hand, and the Indemnified Party will have been advised by their counsel that representation of both parties by the same counsel would be inappropriate due to the actual or potential differing interests between them (in which case Old Lorus or New Lorus will not have the right to assume the defence of such Claim but will be liable to pay the reasonable fees and expenses of counsel for the Indemnified Party).
13.2
Limitation on Indemnification by Old Lorus and New Lorus
(1)
Notwithstanding the provisions of Section 13.1 and except in the case of fraud:
(a)
neither Old Lorus nor New Lorus will have any obligation to indemnify an Indemnified Party for any Claims contemplated by Section 13.1(i) or Section 13.1(ii) in excess, either individually or in the aggregate, of the purchase price paid by Investor to New Lorus for the shares of Old Lorus pursuant to the Pinnacle Share Purchase Agreement (and for the purposes of this Section 13.2(1)(a), all Claims (as determined by a non-appealable court of competent jurisdiction or pursuant to a binding settlement between the parties) by an Indemnified Party will be aggregated with all claims and demands by the Purchaser Indemnified Parties (as defined in the Pinnacle Share Purchase Agreement) pursuant to section 7.02 of the Pinnacle Share Purchase Agreement); and
(b)
neither Old Lorus nor New Lorus will have any obligation to indemnify an Indemnified Party under Section 13.1 for any Claim contemplated by Section 13.1(i) or Section 13.1(ii) unless the amount of such Claim, or series of related Claims, exceeds an amount equal to $20,000, in which case Old Lorus and New Lorus will, subject to Section 13.2(2), be liable for all such Claims.
(2)
Notwithstanding any other provision of this Agreement, (i) up to the Effective Time, the obligations of Old Lorus and New Lorus under Section 13.1 will be joint and several, and (ii) from and after the Effective Time, Old Lorus will have no liability whatsoever with respect to any claim for indemnification under Section 13.1 made against New Lorus, whether or not such claim relates to any matter or thing arising prior to the Effective Time.  New Lorus agrees that it will not make any claim or take any proceeding against Old Lorus with respect to any matter which any Indemnified Party is entitled to indemnification under Section  13.1 which may result in any claim arising against Old Lorus for contribution or indemnity or other relief.

13.3
Indemnification by Pinnacle and Investor
Each of Pinnacle and Investor hereby covenants and agrees to indemnify Old Lorus, GeneSense, NuChem and New Lorus and their directors, officers and employees on a joint and several basis with respect to from and against all liabilities, claims, losses (excluding loss of profits and indirect or consequential losses), costs (including without limitation legal fees and disbursements on a solicitor and his own client basis) fines, penalties, damages  and expenses to which any Indemnified Party (as defined below) may be subject or may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by or arising directly or indirectly by reason or in consequence of:
(i)
any incorrectness in or breach of any representation or warranty of Pinnacle or Investor contained in this Agreement or any other certificate or instrument executed and delivered pursuant to this Agreement;
(ii)
any misrepresentation in the Pinnacle Information; or
(iii)
any breach of any covenant or other obligation of Pinnacle or Investor contained herein;
and the provisions of subsection 13.1 will apply mutatis mutandis to such indemnity, with Old Lorus, GeneSense, NuChem and New Lorus and their directors, officers and employees as the “Indemnified Party”.
13.4
Limitation on Indemnification by Pinnacle and Investor
Notwithstanding the provisions of Section 11.3 and except in the case of fraud:
(a)
neither Pinnacle nor Investor will have any obligation to indemnify Old Lorus, GeneSense, NuChem or New Lorus or any of their respective directors, officers and employees for any Claims contemplated by Section 13.3(i) or Section 13.3(ii) in excess, either individually or in the aggregate, of the purchase price paid by Investor to New Lorus for shares of Old Lorus pursuant to the Pinnacle Share Purchase Agreement (and for the purposes of this Section 13.4(a), all Claims by Old Lorus, GeneSense, NuChem or New Lorus or any of their respective directors, officers and employees will be aggregated with all claims and demands by New Lorus pursuant to section 7.02 of the Pinnacle Share Purchase Agreement); and
(b)
neither Pinnacle nor Investor will have any obligation to indemnify Old Lorus, GeneSense, NuChem or New Lorus or any of their respective directors, officers and employees under Section 13.3 for any Claim contemplated by Section 13.3(i) or Section 13.3(ii) unless the amount of such Claim, or series of related Claims, exceeds an amount equal to $20,000, in which case Pinnacle and Investor will be liable for all such Claims.
13.5
Exclusive Remedy
From and after the completion of the transactions herein contemplated, the rights of indemnity set forth in this Article 13 are the sole and exclusive remedies of each party in respect of any inaccuracy or misrepresentation in any representation or warranty, or breach of covenant or other obligation by another Party under this Agreement, other than as set out in Article 12.  Accordingly, each of the Parties waive, from and after the Effective Date, any and all rights, remedies and claims that such Party may have against another Party, whether at law, under any statute or in equity (including claims for contribution or other rights of recovery arising under any Environmental Law, claims for breach of contract, breach of representation and warranty, negligent representation and all claims for breach of duty), or otherwise, directly or indirectly, relating to the provisions of this Agreement other than any right, remedy or claim of such party (i) expressly provided for in Article 12 or Article 13, (ii) arising with respect to any fraud, and (iii) under or arising with respect to any agreement (other than this Agreement) to which such Party is a party.  This Article 13 will remain in full force and effect in all circumstances and will not be terminated by any breach (fundamental, negligent or otherwise) by any Party of its representations, warranties, covenants or other obligations under this Agreement or under any ancillary document or by any termination or rescission of this Agreement by any Party.

13.6
Survival
All covenants, representations and warranties of each Party contained in this Agreement will survive the completion of the Arrangement and will continue in full force and effect, subject to the provisions of this Article 13.
ARTICLE 14
TERMINATION, AMENDMENT AND WAIVER
14.1
Termination
Subject to Section 14.2, this Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the Arrangement by the Old Lorus Securityholders, by the mutual agreement of Old Lorus and Investor or by written notice promptly given to the other Parties based on the following:
(a)
by either Old Lorus or Investor, with respect to termination rights specified in Section 11.1, 11.2 or 11.3, other than as a result of a breach of this Agreement by the terminating Party which has not been cured in accordance with Section 11.4;
(b)
by Investor upon the occurrence of a Lorus Payment Event as provided in Section 12.1;
(c)
by Old Lorus upon the acceptance of a Superior Proposal pursuant to, and in accordance with, Sections 8.3 and 8.4 but only so long as the Arrangement has not been approved by the requisite majority of Old Lorus Securityholders; or
(d)
by Old Lorus upon the occurrence of a Pinnacle Payment Event as provided in Section 12.2.
This Agreement will be automatically terminated if the Old Lorus Securityholders do not approve the Arrangement at the Old Lorus Securityholders’ Meeting.
14.2
Effect of Termination
In the event of the termination of this Agreement as provided in Section 14.1, this Agreement will forthwith have no further force or effect and there will be no obligation on the part of Old Lorus, NuChem, GeneSense, New Lorus or Investor hereunder except as set forth in Article 12, which provisions will survive the termination of this Agreement. Nothing in this Section 14.2 will relieve any Party from liability for any breach of this Agreement.
14.3
Amendment
This Agreement may be amended by mutual agreement between the Parties. This Agreement may not be amended except by an instrument in writing signed by the appropriate officers on behalf of each of the Parties.
14.4
Waiver
Old Lorus, NuChem, GeneSense and New Lorus, on the one hand, and Investor, on the other hand, may:
(i)
extend the time for the performance of any of the obligations or other acts of the other;
(ii)
waive compliance with any of the agreements of the other or the fulfillment of any conditions to its own obligations contained herein; or
(iii)
waive inaccuracies in any of the representations or warranties of the other contained herein or in any document delivered by the other; provided, however, that any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of such Party.

ARTICLE 15
CLOSING
15.1
Closing Date
The date of Closing will be the date selected by Old Lorus and Investor, which date, subject to Section 11.4(c) will not be later than the date that is fifteen (15) days following the receipt of such the Final Order (or such later date as Old Lorus and Pinnacle may agree), and on such date the Closing will occur in accordance with Sections 15.2 and 15.3 (the “Closing Date”).
15.2
Effect of Closing
On the Closing Date, as promptly as practicable after the satisfaction or, to the extent permitted hereunder, the waiver of the conditions set forth in Article 11, the Parties will cause the Arrangement to be consummated by the filing of the Articles of Arrangement and any other necessary documents prepared in accordance with the provisions of this Agreement and the CBCA with the Director in accordance with the CBCA, and at the Effective Time on the Effective Date, as specified in the Plan of Arrangement and the other transactions contemplated by the Plan of Arrangement will occur.
15.3
Place of Closing
The Closing as detailed in Section 15.2 will take place at the offices of McCarthy in Toronto, Ontario at the Closing Timeon the Closing Date.
15.4
Other Closing Matters
In addition to the other matters required to be delivered under the terms and conditions of this Agreement, each of Old Lorus, NuChem, GeneSense, New Lorus and Investor will deliver, at the Closing, such customary certificates, resolutions and other closing documents as may be required by the other Parties hereto, acting reasonably.
ARTICLE 16
GENERAL PROVISIONS
16.1
Notices
Any notice, request, consent, waiver, direction or other communication required or permitted to be given under this Agreement will be in writing and may be given by delivering same or sending same by facsimile transmission or by delivery addressed to the Party to which the notice is to be given at its address for service herein. Any such notice, request, consent, waiver, direction or other communication will, if delivered, be deemed to have been given and received on the day on which it was delivered to the address provided herein (if that day is a Business Day, and if it is not, then on the next succeeding Business Day), and if sent by facsimile transmission will be deemed to have been given and received at the time of receipt unless actually received after 4:00 p.m. at the point of delivery, in which case it will be deemed to have been given and received on the next Business Day.
(a)	If to Pinnacle or Investor	Suite 300 911 Homer Street Vancouver, BC V6B 2W6

Attention: President Fax: (604) 688-7749

(b)	if to Old Lorus, NuChem, GeneSense or New Lorus :	2 Meridian Road Toronto, ON M9W 4Z7 Attention: Director of Finance Fax: (416) 798-2200

16.2	Fees and Expenses

(a)
Subject to Section 16.2(b), each Party will be responsible for its own fees and expenses in connection with the negotiation of this Agreement and the implementation of the Arrangement.  Old Lorus will bear all costs associated with the costs of printing and mailing the Information Circular, transfer agent and depository costs, audit costs, listing fees and the provision of any fairness opinion.
(b)
If the Arrangement does not close as a result of the occurrence of any of the events described in Section 12.1 (a“Default”), the defaulting Party (the “Defaulting Party”) will pay to the other Party the reasonable third party expenses incurred by the other Party, to a maximum of $160,000 (the “Reimbursement Amount”).  Each Party will be entitled to receive payment for the expenses described above up to the maximum of the Reimbursement Amount promptly upon receipt by the Defaulting Party of invoices evidencing the incurring of such expenses by the other Party.
16.3
Time of Essence
Time will be of the essence in this Agreement.
16.4
Entire Agreement
Except for the various collateral agreements entered into in connection with the Arrangement, this Agreement constitutes the entire agreement between the Parties and cancels and supersedes all prior agreements (including the letter agreement dated April 4, 2006, as amended) and understandings between the Parties with respect to the subject matter hereof.  To the extent that provisions of the Confidentiality Agreement conflict with provisions of this Agreement, the provisions of this Agreement will govern.
16.5
Assignment
Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned by any of the Parties without the prior written consent of the other Parties. Investor may assign all or any part of its rights to subscribe for any of the securities to be acquired to any party provided that if such assignment takes place, Investor will continue to be liable to the other Parties for any default in performance by the assignee.
16.6
Binding Effect
This Agreement will be binding upon and will enure to the benefit of the parties hereto and their respective successors and permitted assigns.
16.7
Further Assurances
Each Party hereto will, from time to time, and at all times hereafter, at the request of the other Parties hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as will be reasonably required in order to fully perform and carry out the terms and intent hereof.

16.8
Severability
If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.
16.9
Counterpart Execution
This Agreement may be executed in any number of counterparts and each such counterpart will be deemed to be an original instrument but all such counterparts together will constitute one agreement.
[BALANCE OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, Pinnacle, Investor, Old Lorus, GeneSense, NuChem and New Lorus have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.
PINNACLE INTERNATIONAL LANDS, INC.		LORUS THERAPEUTICS INC.

Per:	“Michael De Cotiis”	Per:	“Aiping Young”
Name:	Michael De Cotiis	Name:	Aiping Young
Title:	President	Title:	President and Chief Executive Officer

GENESENSE TECHNOLOGIES INC.		NUCHEM PHARMACEUTICALS INC.

Per:	“Aiping Young”	Per:	“Aiping Young”
Name:	Aiping Young	Name:	Aiping Young
Title:	Director	Title:	Director

6650309 CANADA INC.		6707157 CANADA INC.

Per:	“Aiping Young”	Per:	“Michael De Cotiis”
Name:	Aiping Young	Name:	Michael De Cotiis
Title:	President and Chief Executive Officer	Title:	President

SCHEDULE A
PLAN OF ARRANGEMENT

Final version
PLAN OF ARRANGEMENT
made pursuant to
Section 192 of the Canada Business Corporations Act
ARTICLE 1
DEFINITIONS
1.1
Definitions
In this Plan, unless the context otherwise requires:
(1)
“Act” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as from time to time amended or re-enacted, including all regulations promulgated thereunder;
(2)
“Antisense Patent Assets” means those assets set out in the Antisense Patent Assets Transfer Agreement;
(3)
“Antisense Patent Assets Transfer Agreement” means the asset purchase agreement to be entered into between GeneSense and New Lorus pursuant to which GeneSense will transfer the Antisense Patent Assets to New Lorus and substantially in the form attached as Schedule C to the Arrangement Agreement;
(4)
“Appropriate Number”means that number of Old Lorus Voting Shares which, if combined with the aggregate number of Old Lorus Voting Shares purchased pursuant to Section , would result in Investor holding a total number of Old Lorus Voting Shares representing approximately 41% of the issued and outstanding Old Lorus Voting Shares at the conclusion of the Arrangement;
(5)
“Arrangement” means the business reorganization pursuant to which, among other things, Investor will acquire approximately 41% of the issued and outstanding voting shares and all of the issued and outstanding non-voting shares of Old Lorus as contemplated by this Plan pursuant to section 192 of the Act;
(6)
“Arrangement Agreement” means the arrangement agreement between Old Lorus, NuChem, GeneSense, New Lorus, Pinnacle and Investor dated as of May 1, 2007 which sets out the terms and conditions pursuant to which the parties thereto will effect the Arrangement;
(7)
“Articles of Arrangement” means the articles of arrangement of Old Lorus in respect of the Arrangement required under subsection 193(6) of the Act to be filed with the Director after the Final Order has been made in order to give effect to the Arrangement;

(8)
“Business Day” means a day, other than a Saturday, Sunday or other day, when banks in Toronto, Ontario or Vancouver, British Columbia are not generally open for business;
(9)
“Court” means the Ontario Superior Court of Justice;
(10)
“Debenture Assumption Agreement” means the agreement to be entered into between Old Lorus and New Lorus pursuant to which New Lorus will assume Old Lorus’ obligation to pay TEMIC the aggregate principal amount of $15,000,000 plus accrued interest owing under the Old Lorus Debentures, as contemplated by Section ;
(11)
“Depositary” means Computershare Investor Services Inc., the appointed depositary in respect of the Arrangement at its principal transfer office in Toronto, Ontario;
(12)
“Director” means the Director appointed under the Act;
(13)
“Dissent Rights” has the meaning ascribed thereto in Section ;
(14)
“Effective Date” means the effective date set out in the Articles of Arrangement which are filed with the Director;
(15)
“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date;
(16)
“Escrow Agreement” has the meaning ascribed thereto in the Arrangement Agreement;
(17)
“Final Order” means the final order of the Court issued in connection with the approval of the Arrangement, providing, among other matters, for the Arrangement to be sanctioned and to take effect, as such order may be affirmed, amended or modified by any court of competent jurisdiction;
(18)
“GeneSense” means GeneSense Technologies Inc., a corporation existing under the laws of Canada;
(19)
“GeneSense Share Purchase Agreement” means the share purchase agreement to be entered into between Old Lorus and New Lorus pursuant to which Old Lorus will transfer all of the GeneSense Shares to New Lorus and substantially in the form attached as Schedule G to the Arrangement Agreement;
(20)
“GeneSense Shares” means common shares in the capital of GeneSense;
(21)
“Information Circular” means the management proxy circular relating to the Old Lorus Securityholders’ Meeting and forwarded to Old Lorus Securityholders in connection with, among other things, the transactions contemplated in this Plan;

(22)
“Interim Order” means an interim order of the Court concerning the Arrangement under subsection 192(4) of the Act, containing declarations and directions with respect to the Arrangement and the holding of the Old Lorus Securityholders’ Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;
(23)
“Investor” means 6707157 Canada Inc., a corporation existing under the laws of Canada;
(24)
“Letter of Transmittal” means the letter of transmittal enclosed with the Information Circular pursuant to which an Old Lorus Securityholder is required to surrender certificates representing Old Lorus Securities in order to receive, upon completion of the Arrangement, New Lorus Securities issued pursuant to the Arrangement and, as applicable, Old Lorus Voting Shares or a cash payment in lieu thereof;
(25)
“Lock-Up Holders” has the meaning ascribed thereto in Section ;
(26)
“New Lorus” means 6650309 Canada Inc., a corporation existing under the laws of Canada;
(27)
“New Lorus Note 1” has the meaning ascribed thereto in Section ;
(28)
“New Lorus Note 2” has the meaning ascribed thereto in Section ;
(29)
“New Lorus Note 3” has the meaning ascribed thereto in Section ;
(30)
“New Lorus Replacement Note” has the meaning ascribed thereto in Section ;
(31)
“New Lorus Options” has the meaning ascribed thereto in Section ;
(32)
“New Lorus Securities” has the meaning ascribed thereto in Section ;
(33)
“New Lorus Shares” has the meaning ascribed thereto in Section ;
(34)
“New Lorus Warrants” has the meaning ascribed thereto in Section ;
(35)
“NuChem” means NuChem Pharmaceuticals Inc., a corporation existing under the laws of Ontario;
(36)
“NuChem Share Purchase Agreement” means the share purchase agreement to be entered into between Old Lorus and New Lorus pursuant to which Old Lorus will transfer all of the NuChem Shares held by it to New Lorus and substantially in the form attached as Schedule H to the Arrangement Agreement;
(37)
“NuChem Shares” means common shares in the capital of NuChem;

(38)
“Old Lorus” means Lorus Therapeutics Inc., a corporation existing under the laws of Canada;
(39)
“Old Lorus Debentures” means the prime plus 1% secured convertible debentures of Old Lorus due on October 6, 2009 in the aggregate principal amount of $15,000,000, issued to TEMIC in equal amounts of $5,000,000 each on each of October 6, 2004, January 15, 2005 and April 15, 2005;
(40)
“Old Lorus Non-Voting Shares” means the non-voting common shares of Old Lorus issued and outstanding following the reorganization of Old Lorus’ share capital pursuant to the Arrangement;
(41)
“Old Lorus Note” has the meaning ascribed thereto in Section ;
(42)
“Old Lorus Options” means the issued and outstanding stock options issued to directors, senior officers, employees and consultants of Old Lorus, governed by the terms of the Old Lorus Stock Option Plans and permitting the holders thereof to purchase an aggregate of up to 25,921,000 Old Lorus Shares, as such number may be amended from time to time;
(43)
“Old Lorus Securities” means, collectively, the Old Lorus Debentures, the Old Lorus Options, the Old Lorus Shares and the Old Lorus Warrants;
(44)
“Old Lorus Securityholders” means, collectively, the holders of Old Lorus Shares, Old Lorus Options, Old Lorus Warrants and Old Lorus Debentures;
(45)
“Old Lorus Securityholders’ Meeting” means the special meeting of Old Lorus Securityholders, and any adjournments thereof, called to consider and authorize, approve and adopt, among other things, the Arrangement in accordance with the Interim Order;
(46)
“Old Lorus Shareholders” means the holders of Old Lorus Shares;
(47)
“Old Lorus Share Purchase Plan” means the Old Lorus employee share purchase plan;
(48)
“Old Lorus Shares” means the common shares of Old Lorus issued and outstanding immediately prior to the reorganization of Old Lorus’ share capital pursuant to the Arrangement;
(49)
“Old Lorus Stock Option Plans” means, collectively, Old Lorus’ 2003 Stock Option Plan and the 1993 Stock Option Plan;
(50)
“Old Lorus Voting Shares” means the voting common shares of Old Lorus issued and outstanding following the reorganization of Old Lorus’ share capital pursuant to the Arrangement;

(51)
“Old Lorus Warrants” means the 3,000,000 issued and outstanding common share purchase warrants of Old Lorus issued to TEMIC, each of which entitles TEMIC to acquire, subject to adjustment, one Old Lorus Share at a price per share of $1.00;
(52)
“Pinnacle” means Pinnacle International Lands, Inc., a corporation existing under the laws of British Columbia;
(53)
“Pinnacle Share Purchase Agreement” means the share purchase agreement to be entered into between Investor and New Lorus pursuant to which Investor will purchase from New Lorus the Appropriate Number of Old Lorus Voting Shares and all of the Old Lorus Non-Voting Shares and substantially in the form attached as Schedule I to the Arrangement Agreement;
(54)
“Plan” means this plan of arrangement as amended or supplemented from time to time, and “hereby”, “hereof’, “herein”, “hereunder”, “herewith” and similar terms refer to this Plan and not to any particular provision of this Plan;
(55)
“Prepaid Expenses and Receivables” means those assets set out in the Prepaid Expenses and Receivables Transfer Agreement;
(56)
“Prepaid Expenses and Receivables Transfer Agreement” means the asset purchase agreement to be entered into between Old Lorus and GeneSense pursuant to which Old Lorus will transfer the Prepaid Expenses and Receivables to GeneSense and substantially in the form attached as Schedule F to the Arrangement Agreement;
(57)
“resident in the United States” shall be determined as provided in Rule 12g-4(a)(2) under the United States Securities Exchange Act of 1934, as amended;
(58)
“Tangible Business Assets” means Old Lorus’ depreciable property set out in the Tangible Business Assets Transfer Agreement;
(59)
“Tangible Business Assets Transfer Agreement” means the asset purchase agreement to be entered into between Old Lorus and GeneSense pursuant to which Old Lorus will transfer the Tangible Business Assets to GeneSense and substantially in the form attached as Schedule E to the Arrangement Agreement;
(60)
“TEMIC” means The Erin Mills Investment Corporation;
(61)
“Transfer Agent and Registrar” means Computershare Investor Services Inc.;
(62)
“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;
(63)
“Virulizin and Small Molecule Patent Assets” means those assets set out in the Virulizin and Small Molecule Patent Assets Transfer Agreement;

(64)
“Virulizin and Small Molecule Patent Assets Transfer Agreement” means the asset purchase agreement to be entered into by Old Lorus and GeneSense pursuant to which Old Lorus will transfer the Virulizin and Small Molecule Patent Assets to GeneSense and substantially in the form attached as Schedule D to the Arrangement Agreement; and
(65)
“Warrant Purchase Agreement” means the warrant purchase agreement between New Lorus and TEMIC pursuant to which New Lorus has agreed to purchase the New Lorus Warrants from TEMIC dated May 1, 2007.
1.2
Headings
The headings contained in this Plan are for reference purposes only and will not affect in any way the meaning or interpretation of this Plan.
1.3
Interpretation
Unless the contrary intention appears, references in this Plan to an article, section, paragraph, subparagraph or schedule by number or letter or both refer to the article, section, paragraph, subparagraph or schedule bearing that designation in this Plan.
1.4
Extended Meanings
In this Plan, unless the contrary intention appears, words importing the singular include the plural and vice versa; words importing gender will include all genders; “person” includes any individual, partnership, firm, trust, body corporate, government, governmental body, agency or instrumentality, unincorporated body of persons or association; and the term “including” means “including without limiting the generality of the foregoing”.
1.5
Date for any Action
In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where the action is required to be taken, such action will be required to be taken on the next succeeding day which is a Business Day in such place.
1.6
Statutory References
References in this Plan to any statute or sections thereof will include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.
1.7
Deemed Currency
Unless otherwise stated, all references in this Plan to sums of money are expressed in lawful money of Canada.

ARTICLE 2
PURPOSE AND EFFECT OF THE PLAN
2.1
Purpose and Effect of the Plan
The purpose of this Plan is to carry out a reorganization of the business, assets, liabilities and share capital of Old Lorus, GeneSense, NuChem and New Lorus as described in Section .
ARTICLE 3
ARRANGEMENT
3.1
Arrangement
At the Effective Time, each of the events set out below will occur and be deemed to occur in the sequence set out without further act or formality:
(1)
The Old Lorus Shareholders, holders of Old Lorus Options and holders of Old Lorus Warrants will transfer their Old Lorus Shares, Old Lorus Options and Old Lorus Warrants, as applicable, to New Lorus in exchange for the issuance by New Lorus of shares (the “New Lorus Shares”), options (the “New Lorus Options”) and warrants (the “New Lorus Warrants” and, together with the New Lorus Shares and the New Lorus Options, the “New Lorus Securities”), respectively, having the same value, terms and conditions as the Old Lorus Shares, Old Lorus Options and Old Lorus Warrants;
(2)
New Lorus will repurchase the New Lorus Warrants from TEMIC pursuant to the Warrant Purchase Agreement;
(3)
Pursuant to the Debenture Assumption Agreement, New Lorus will assume Old Lorus’ obligation to pay TEMIC the $15,000,000 aggregate principal amount of the Old Lorus Debentures plus accrued and unpaid interest thereon in consideration for Old Lorus issuing a non-interest bearing promissory note to New Lorus for an amount equal to the amount owing under the Old Lorus Debentures (the“Old Lorus Note”).  The right of TEMIC under the Old Lorus Debentures to convert such debentures into Old Lorus Shares will be exchanged for the right to convert such debentures into an equal number of New Lorus Shares;
(4)
Old Lorus will surrender to New Lorus for cancellation the initial New Lorus Share that was issued to Old Lorus upon the incorporation of New Lorus;
(5)
The articles of Old Lorus will be amended to change its name to “4325231 Canada Inc.” or a name to be used for real estate development purposes;
(6)
The articles of New Lorus will be amended to change its name to “Lorus Therapeutics Inc.”;

(7)
The articles of Old Lorus will be amended to conform with the form of the amended articles agreed upon in writing by the parties to the Arrangement Agreement on or prior to the date of the Interim Order, such amendments to effect, among other things, a reorganization of the share capital of Old Lorus to create an unlimited number of Old Lorus Voting Shares and an unlimited number of Old Lorus Non-Voting Shares.  The Old Lorus Voting Shares and the Old Lorus Non-Voting Shares will rank equally with respect to participation in dividends and the liquidation of Old Lorus;
(8)
As part of the reorganization of the share capital of Old Lorus, the Old Lorus Shares held by New Lorus will be exchanged for 21,127,828 Old Lorus Voting Shares and 2,078,872,172 Old Lorus Non-Voting Shares, the Old Lorus Options and the Old Lorus Warrants will be cancelled and a right to acquire Old Lorus Shares under the Old Lorus Share Purchase Plan will become a right to acquire an equivalent number of New Lorus Shares under such plan;
(9)
Pursuant to the Tangible Business Assets Transfer Agreement, Old Lorus will transfer the Tangible Business Assets to GeneSense in consideration for the issuance by GeneSense of one GeneSense Share to Old Lorus;
(10)
Pursuant to the Antisense Patent Assets Transfer Agreement, GeneSense will transfer the Antisense Patent Assets to New Lorus in consideration for the issuance by New Lorus to GeneSense of a demand non-interest bearing promissory note in an amount equal to the fair market value of the Antisense Patent Assets (“New Lorus Note 1”);
(11)
Pursuant to the Virulizin and Small Molecule Patent Assets Transfer Agreement, Old Lorus will transfer the Virulizin and Small Molecule Patent Assets to GeneSense in consideration for the issuance by GeneSense of one GeneSense Share to Old Lorus;
(12)
GeneSense will repay its debt owing to Old Lorus in exchange for the issuance by GeneSense of one GeneSense Share to Old Lorus;
(13)
Pursuant to the Prepaid Expenses and Receivables Transfer Agreement, Old Lorus will transfer the Prepaid Expenses and Receivables to GeneSense in exchange for the issuance by GeneSense of one GeneSense Share to Old Lorus;
(14)
Pursuant to the GeneSense Share Purchase Agreement, Old Lorus will transfer all of the GeneSense Shares to New Lorus at a price equal to their fair market value in exchange for the assumption by New Lorus of Old Lorus’ remaining liabilities and transaction costs (other than the Old Lorus Note) and the issuance by New Lorus of a demand non-interest bearing promissory note to Old Lorus for an amount equal to the amount by which the purchase price for the GeneSense Shares exceeds the amount of Old Lorus’ liabilities assumed by New Lorus (“New Lorus Note 2”);

(15)
Pursuant to the NuChem Share Purchase Agreement, Old Lorus will transfer all of the NuChem Shares held by it to New Lorus at a price equal to their fair market value in consideration for the issuance by New Lorus to Old Lorus of a demand, non-interest bearing promissory note in an amount equal to the purchase price for the NuChem Shares (“New Lorus Note 3”);
(16)
Old Lorus will assign all of its contractual obligations to New Lorus or its assignee and New Lorus or its assignee will assume such obligations;
(17)
New Lorus will offer employment to all of the employees of Old Lorus and will assume all employment obligations related thereto;
(18)
New Lorus will repay the amount owing by New Lorus to Old Lorus under the New Lorus Note 2 and the New Lorus Note 3 by way of set off against the Old Lorus Note and the issuance to Old Lorus of a replacement non-interest bearing demand promissory note (the “New Lorus Replacement Note”) for an amount equal to the amount by which the aggregate amount owing by New Lorus under the New Lorus Note 2 and the New Lorus Note 3 exceeds the amount of the Old Lorus Note;
(19)
Old Lorus will reduce its stated capital by an amount equal to its remaining cash, cash equivalents, and short term and long term investments, less the amount required to fund the repurchase of Old Lorus Voting Shares described in Section , plus an amount equal to the amount of the New Lorus Replacement Note and will distribute such property to New Lorus in satisfaction of the capital reduction amount;
(20)
[intentionally deleted]
(21)
Pursuant to the Pinnacle Share Purchase Agreement, Investor will purchase the Appropriate Number of the Old Lorus Voting Shares and all of the Old Lorus Non-Voting Shares from New Lorus in consideration of a cash payment equal to $0.0040775156 per Old Lorus Voting Share and $0.0040775156 per Old Lorus Non-Voting Share, subject to payment and adjustment in accordance with the Pinnacle Share Purchase Agreement and a holdback pursuant to the Escrow Agreement;
(22)
The New Lorus Shares will be conditionally approved for listing on the Toronto Stock Exchange and the American Stock Exchange subject to the fulfillment of the conditions set out in the applicable conditional approval letter;
(23)
New Lorus will reduce its stated capital by an amount equal to the fair market value of its Old Lorus Voting Shares, determined based on the price per Old

Lorus Voting Share paid by Investor in Section  above.  In satisfaction of the capital reduction, New Lorus will: (i) in the case of shareholders of New Lorus who are not resident in the United States, distribute Old Lorus Voting Shares on a pro rata basis, disregarding fractions (provided such distribution effects a distribution of not less than 90%of the Old Lorus Voting Shares then owned by New Lorus); and (ii) in the case of shareholders of New Lorus who are resident in the United States, sell to Old Lorus for cash consideration New Lorus’ remaining Old Lorus Voting Shares (not to exceed 10%of the Old Lorus Voting Shares then owned by New Lorus) at the price per Old Lorus Voting Share paid by Investor at the Effective Time in Section  and distribute the proceeds of such sale to such shareholders who are resident in the United States on a pro rata basis, disregarding fractions, as the cash equivalent to the value of the Old Lorus Voting Shares otherwise distributable to them;
(24)
Investor will purchase all of the Old Lorus Voting Shares held by High Tech Beteilingungen GmbH & Co. KG, Technifund Inc. and Herbert Abramson (collectively, the “Lock-Up Holders”) at a fair market price determined based on the price per Old Lorus Voting Share paid at the Effective Time by the Investor in Section ;
(25)
Investor will subscribe for 294,296,851 additional Old Lorus Non-Voting Shares for a cash payment of $1,200,000; and
(26)
Pinnacle or an affiliate thereof will transfer interests in certain real estate development projects to Old Lorus in return for a cash payment and a promissory noteof Old Lorus and Old Lorus will enter into certain development, management and marketing agreements with Pinnacle and/or one or more affiliates thereof.
ARTICLE 4
OUTSTANDING SECURITIES
4.1
Outstanding Certificates
From and after the Effective Date, certificates representing the Old Lorus Securities prior to the Arrangement will, thereafter represent only the right to receive the certificates representing the New Lorus Securities which such holder is entitled to receive pursuant to Section  and any distributions accruing to the holder of such securities, upon the holder depositing with the Depositary the certificates duly endorsed for transfer and accompanied by such other documents as such Depositary may reasonably require, subject to compliance with the requirements set forth in this .
4.2
Old Lorus Shares
(1)
As soon as practicable following the Effective Time, New Lorus shall cause to be delivered for the benefit of the Old Lorus Shareholders, certificates representing, in the aggregate, the New Lorus Shares to which such holders are entitled pursuant to Section .  New Lorus will, as soon as practicable following the later of the Effective Date and the date of deposit (by a former holder of Old Lorus Shares exchanged under the Arrangement) of a duly completed Letter of Transmittal and the certificates representing such Old Lorus Shares, either:
(a)
forward orcause to be forwarded by first class mail (postage prepaid) (or, in the case of postal disruption, by such other means as the Depositary may deem prudent) to such former holder at the address specified in the Letter of Transmittal; or
(b)
if requested by such holder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such holder;
certificates representing the number of New Lorus Shares issued to such holder under the Arrangement.
(2)
All distributions made with respect to any New Lorus Shares allotted and issued pursuant to this Arrangement but for which a certificate has not been issued will be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof.  All monies received by the Depositary will be invested by it in trust accounts upon such terms as the Depositary may reasonably deem appropriate.  The Depositary will pay and deliver to any such registered holder, as soon as reasonably practicable after application therefore is made by the registered holder to the Depositary in such form as the Depositary may reasonably require, such distributions to which such holder is entitled, net of applicable withholding and other taxes.
(3)
Where a certificate formerly representing Old Lorus Shares is not deposited with all other documents as provided for in Section  on or prior to the sixth anniversary date of the Effective Time, it will cease to represent a right or claim of any kind or nature.  Thereafter, the New Lorus Shares to be exchanged with the former holder of such certificate will be deemed to be surrendered to New Lorus together with all distributions and sale proceeds thereon held for such holder.
(4)
New Lorus will be entitled to deduct and withhold from any consideration otherwise payable to any holder of Old Lorus Securities such amounts as New Lorus is required to deduct and withhold with respect to such payment under the Income Tax Act (Canada), the United States Internal Revenue Code of 1986 or any provision of federal, provincial, state, local or foreign tax law, in each case, as amended.  To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes hereof as having been paid to the holder of the Old Lorus Securities in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.
(5)
If any certificate which immediately prior to the Effective Time represented an interest in outstanding Old Lorus Shares that were exchanged pursuant to Section  has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Transfer Agent and Registrar will issue and the Depositary will deliver in exchange for such lost, stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any distributions with respect thereto) as determined in accordance with the Arrangement.  The person who is entitled to receive such consideration will, as a condition precedent to the receipt thereof, give a bond to each of New Lorus and its Depositary, which bond is in form and substance satisfactory to each of New Lorus and the Depositary, or will otherwise indemnify New Lorus and its Depositary against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.
4.3
Old Lorus Options and Old Lorus Warrants
Each Old Lorus Option and each Old Lorus Warrant will be cancelled without further act or formality.  Each New Lorus Option will represent a right to purchase that number of New Lorus Shares equal to the number of Old Lorus Shares underlying the Old Lorus Option.  The term to expiry, conditions to and manner of exercising, vesting schedule and all other terms and conditions of each New Lorus Option will otherwise be the same as the terms and conditions of the corresponding Old Lorus Option.  Except as specified in this Plan, any document or agreement previously evidencing such Old Lorus Option will thereafter evidence and be deemed to evidence such New Lorus Option, with any adjustments deemed to be made thereto as are necessary to ensure consistency with the provisions of this Section .
4.4
Old Lorus Share Purchase Plan
From and after the Effective Date, the entitlement of any participant to receive Old Lorus Shares prior to the Arrangement under the Old Lorus Share Purchase Plan will thereafter represent only the right to receive an equivalent number of New Lorus Shares.  Except as specified in this Plan, the terms and conditions of the Old Lorus Share Purchase Plan will otherwise be the same.  Except as specified in this Plan, any document or agreement previously evidencing a right to acquire an Old Lorus Share pursuant to the Old Lorus Share Purchase Plan will thereafter evidence and be deemed to evidence a right to require a New Lorus Share, with any adjustments deemed to be made thereto as are necessary to ensure consistency with the provisions of this Section .
4.5
Old Lorus Voting Shares
(1)
As soon as practicable following the Effective Time, New Lorus shall cause to be delivered for the benefit of the shareholders of New Lorus who are not resident in the United States, certificates representing, in the aggregate, the Old Lorus Voting Shares to which such holders are entitled pursuant to Section .  New Lorus will, as soon as practicable following the Effective Date, either:
(a)
forward orcause to be forwarded by first class mail (postage prepaid) (or, in the case of postal disruption, by such other means as the Depositary may deem prudent) to such holder at the address specified in the Letter of Transmittal; or

(b)        if requested by such holder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such holder, certificates representing the number of Old Lorus Voting Shares issued to such holder under the Arrangement.
(2)
New Lorus will be entitled to deduct and withhold from any consideration otherwise payable to any holder of New Lorus Shares such amounts as New Lorus is required to deduct and withhold with respect to such payment under the Income Tax Act (Canada), the United States Internal Revenue Code of 1986 or any provision of federal, provincial, state, local or foreign tax law, in each case, as amended.  To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes hereof as having been paid to the holder of the New Lorus Shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.
4.6
Cash Payments Pursuant to Section (ii)
(1)
As soon as practicable following the Effective Time, New Lorus shall cause to be delivered to the Transfer Agent and Registrar, for the benefit of each shareholder of New Lorus who is resident in the United States, an amount equal to the aggregate of the payments representing each holder’s pro rata portion of the cash equivalent of the value of the Old Lorus Voting Shares otherwise distributable to New Lorus shareholders who are resident in the United States pursuant to Section .
(2)
Such payment shall be made by cheque payable at par at any branch of New Lorus’ bankers for the time being in Canada (or, with the consent of the holder, by any other means of immediately available funds).
(3)
New Lorus will be entitled to deduct and withhold from any consideration otherwise payable to any holder of New Lorus Shares such amounts as New Lorus is required to deduct and withhold with respect to such payment under the Income Tax Act (Canada), the United States Internal Revenue Code of 1986 or any provision of federal, provincial, state, local or foreign tax law, in each case, as amended.  To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes hereof as having been paid to the holder of the New Lorus Shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

ARTICLE 5
RIGHTS OF DISSENT
5.1
Rights of Dissent
Old Lorus Shareholders (other than the Lock-Up Holders) may exercise rights of dissent in connection with the Arrangement with respect to their Shares pursuant to and in the manner set forth in the Interim Order, section 190 of the Act and this Section  (the “Dissent Rights”) as the same may be modified by the Interim Order or the Final Order. Old Lorus Shareholders who duly exercise such Dissent Rights and who:
(a)
are ultimately entitled to be paid fair value for their Old Lorus Shares shall be deemed to have transferred such Old Lorus Shares to New Lorus on the Effective Date simultaneously with the transactions described in Section  without any further act or formality and free and clear of all liens, claims and encumbrances, with New Lorus being obligated to pay such Old Lorus Shareholders in consideration therefor the fair value of such Old Lorus Shares, which fair value, notwithstanding anything to the contrary in the Act, if permitted by the Court, shall be determined as of the close of business on the day before the special resolution of Securityholders approving this Plan is adopted, and the name of each such Old Lorus Shareholder will be removed from the register of holders of Old Lorus Shares and New Lorus will be recorded as the registered holder of the Old Lorus Shares so transferred and will be deemed to be the legal and beneficial owner of such Old Lorus Shares free and clear of any liens, claims or encumbrances; or
(b)
for any reason are ultimately not entitled to be paid fair value for their Old Lorus Shares shall be deemed to have participated in the Arrangement on the same basis as any non-dissenting Old Lorus Shareholder who is not a Lock-Up Holder as at and from the Effective Time, and shall be deemed to have transferred their Old Lorus Shares to New Lorus in exchange for New Lorus Shares under Section , but in no case shall Old Lorus, New Lorus or any other person be required to recognize such Old Lorus Shareholders as holders of Old Lorus Shares after the time set out in Section , and the names of such Old Lorus Shareholders shall be deleted from the register of Old Lorus Shareholders at the time set out in Section .
ARTICLE 6
AMENDMENTS
6.1
Amendments
(1)
Old Lorus, GeneSense, NuChem, New Lorus, Investor and Pinnacle reserve the right to amend, modify and/or supplement this Plan from time to time at any time prior to the Effective Time provided that any such amendment, modification or supplement must be contained in a written document that is:
(a)
agreed to by all such parties;
(b)
filed with the Court and approved by the Court; and
(c)
communicated to Old Lorus Securityholders in the manner required by the Court (if so required).
            (2)          Any amendment, modification or supplement to this Plan which is approved by the Court will be effective only:

(a)
if it is consented to by Old Lorus and Pinnacle; and
(b)
if required by the Court or Applicable Law, it is consented to by the Old Lorus Securityholders.
(3)
Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.
ARTICLE 7
GENERAL
7.1
General
(1)
Any director or officer of Old Lorus is hereby authorized to execute and file the Articles of Arrangement and to execute and deliver all other documents and do all such other acts and things necessary or desirable to give effect to this Arrangement.
(2)
The directors of Old Lorus are hereby authorized, if they deem appropriate in their sole discretion, to revoke this Plan of Arrangement and to not proceed with the Arrangement without further approval of the Old Lorus Securityholders.

SCHEDULE B
PPSA REGISTRATIONS
Nil.

SCHEDULE C
ANTISENSE PATENT ASSETS TRANSFER AGREEMENT

[Antisense Patent Assets Transfer Agreement]

ASSET PURCHASE AGREEMENT

BETWEEN

LORUS THERAPEUTICS INC.

AND

GENESENSE TECHNOLOGIES INC.

MADE AS OF

•, 2007

McCarthy Tétrault LLP

ARTICLE 1 - INTERPRETATION		1
1.01	Definitions	1
1.02	Headings	2
1.03	Extended Meanings	2
1.04	Statutory References	3
1.05	Accounting Principles	3
1.06	Currency	3
1.07	Schedules	3
ARTICLE 2 - SALE AND PURCHASE		3
2.01	Assets to be Sold and Purchased	3
2.02	Purchase Price	3
2.03	Payment of Purchase Price	4
2.04	Non-Assignable Contracts and Commitments	4
ARTICLE 3 - REPRESENTATIONS AND WARRANTIES		4
3.01	Vendor’s Representations and Warranties	4
3.02	Purchaser’s Representations and Warranties	5
3.03	Survival of Representations, Warranties and Covenants	6
ARTICLE 4 - COVENANTS		6
4.01	Covenants of the Vendor	6
4.02	Covenants of the Purchaser	7
4.03	Cooperation	7
4.04	Cooperationon Tax Matters	7
ARTICLE 5 - CONDITIONS		7
5.01	Conditions for the Benefit of the Purchaser	7
5.02	Conditions for the Benefit of the Vendor	8
ARTICLE 6 - CLOSING ARRANGEMENTS		9
6.01	Closing	9
6.02	Examination of Records and Assets	9
ARTICLE 7 - GENERAL		10
7.01	Further Assurances	10
7.02	Time of the Essence	10
7.03	Benefit of the Agreement	10
7.04	Entire Agreement	10
7.05	Amendments and Waivers	10
7.06	Notices	10
7.07	Governing Law	11
7.08	Counterparts	11
7.09	Facsimiles	12

ASSET PURCHASE AGREEMENT
THIS AGREEMENT is made as of •, 2007
BETWEEN
LORUS THERAPEUTICS INC., a corporation incorporated under the laws of Canada (the “Purchaser”),
-  and  -
GENESENSE TECHNOLOGIES INC., a corporation incorporated under the laws of Canada (the “Vendor”).
WHEREAS the Vendor is a life sciences company focused on research and development of effective anticancer development stage therapies with high safety;
AND WHEREAS the Vendor desires to sell and the Purchaser desires to purchase certain of the assets of the Vendor pertaining to that business upon and subject to the terms and conditions set out in this Agreement;
NOW THEREFORE, in consideration of the covenants and agreements herein contained, the parties agree as follows:

ARTICLE 1 - INTERPRETATION
1.01
Definitions
In this Agreement, unless something in the subject matter or context is inconsistent therewith:
“Agreement” means this asset purchase agreement, including its recitals and schedules, as amended from time to time.
“Applicable Law” means
(i)
any applicable domestic or foreign law including any statute, subordinate legislation or treaty, and
(ii)
any applicable guideline, directive, rule, standard, requirement, policy, order, judgment, injunction, award or decree of a Governmental Authority having the force of law.
“Business Day” means a day other than a Saturday, Sunday or statutory holiday in the Province of Ontario.
“Charges” means all liens, charges, encumbrances and/or rights of others.

“Claims” means all losses, damages, expenses, liabilities (whether accrued, actual, contingent, latent or otherwise), claims and demands of whatever nature or kind including all legal fees and costs on a solicitor and client basis.
“Closing Date” means •, 2007 or such other date as may be agreed to in writing between the Vendor and the Purchaser.
“Governmental Authority” means any domestic or foreign legislative, executive, judicial or administrative body or person having or purporting to have jurisdiction in the relevant circumstances.
“New Lorus Note 1” has the meaning set forth in Section 2.03.
“Permits” means all permits, consents, waivers, licences, certificates, approvals, authorizations, registrations, franchises, rights, privileges and exemptions, or any item with a similar effect, issued or granted by any person.
“Purchase Price” has the meaning set out in Section 2.02.
“Purchased Assets” means the patent assets described in Schedule A.
“Tax Act” means the IncomeTax Act (Canada).
“Time of Closing” means ••.m. (Toronto Time) on the Closing Date.
“Transfer Taxes” has the meaning set out in Section 4.02(1).
1.02
Headings
The division of this Agreement into Articles and Sections and the insertion of a table of contents and headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement.  The terms “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof.  Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections and Schedules are to Articles and Sections of and Schedules to this Agreement.
1.03
Extended Meanings
In this Agreement words importing the singular number only include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, corporations, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures and Governmental Authorities.  The term “including” means “including without limiting the generality of the foregoing”.

1.04
Statutory References
In this Agreement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute is to that statute as now enacted or as the same may from time to time be amended, re-enacted or replaced and includes any regulations made thereunder.
1.05
Accounting Principles
Wherever in this Agreement reference is made to a calculation to be made or an action to be taken in accordance with generally accepted accounting principles, such reference will be deemed to be to the generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor institute, applicable as at the date on which such calculation or action is made or taken or required to be made or taken.
1.06
Currency
All references to currency herein are to lawful money of Canada.
1.07
Schedules
The following are Schedules to this Agreement:

Schedule A	-	Purchased Assets; and
Schedule 2.03	-	New Lorus Note 1.

ARTICLE 2 - SALE AND PURCHASE
2.01
Assets to be Sold and Purchased
Upon and subject to the terms and conditions hereof, the Vendor will sell, assign, transfer and convey to the Purchaser and the Purchaser will purchase from the Vendor, at the Time of Closing, all of the right, title, benefit and interest of the Vendor in and to the Purchased Assets.
2.02
Purchase Price
The purchase price payable to the Vendor for the Purchased Assets (such amount being hereinafter referred to as the “Purchase Price”) will be $•, which amount the parties estimate to be the fair market value of the Purchased Assets.
2.03
Payment of Purchase Price
The obligation of the Purchaser to pay the Purchase Price to the Vendor will be satisfied in full and evidenced by the issuance and delivery by the Purchaser to the Vendor of one non-interest bearing demand promissory note in an aggregate principal amount equal to the

Purchase Price (“New Lorus Note 1”) substantially in the form of the note attached hereto as Schedule 0.00 to be executed by the Purchaser at the Time of Closing.
2.04
Non-Assignable Contracts and Commitments
(1)
The Vendor will use commercially reasonable efforts (other than the payment of money or assumption of obligations) to obtain any third party consents or waivers necessary to permit the assignment to, and assumption by, the Purchaser of all of the contracts and other commitments to be assigned to and assumed by the Purchaser pursuant to this Agreement.
(2)
Nothing in this Agreement will constitute an agreement to assign or an attempted assignment of any contract or other commitment for which any requisite consent or waiver to the assignment thereof has not been obtained.  To the extent permitted by Applicable Law, if any requisite consent or waiver to the assignment thereof has not been obtained on or prior to the Time of Closing, the applicable contract or other commitment will be held by the Vendor in trust for the benefit of the Purchaser and the Purchaser will perform the obligations of the Vendor thereunder and be entitled to receive all money becoming due and payable under and other benefits derived from the contract or other commitment immediately after receipt by the Vendor.
ARTICLE 3 - REPRESENTATIONS AND WARRANTIES
3.01
Vendor’s Representations and Warranties
The Vendor hereby makes to the Purchaser the following representations and warranties and acknowledges that the Purchaser is relying upon such representations and warranties in connection with entering into this Agreement.
(a)
The Vendor is a corporation duly incorporated, organized and subsisting under the laws of Canada with the corporate power to own its assets and to carry on its business.
(b)
The Vendor has the power, authority and right to enter into and deliver this Agreement and to complete the transactions contemplated to be completed by the Vendor hereunder.
(c)
This Agreement constitutes a valid and legally binding obligation of the Vendor, enforceable against the Vendor in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court.
(d)
Neither the entering into nor the delivery of this Agreement nor the completion of the transactions contemplated hereby by the Vendor will result in the violation of:

(i)
any of the provisions of the constating documents or by-laws of the Vendor;
(ii)
any agreement or other instrument to which the Vendor is a party or by which the Vendor is bound; or
(iii)
any Applicable Law.
(e)
The Purchased Assets are in good standing and have been duly registered or applications to register the same have been filed in all appropriate offices to preserve the rights therein and of the Vendor thereto.
(f)
The Vendor is registered under Part IX of the Excise Tax Act (Canada) with registration number 88289 4165 RT0001.
(g)
The Vendor is not a non-resident person within the meaning of section 116 of the Tax Act.
(h)
The Vendor has duly elected in prescribed form and jointly with the Purchaser to have the rules contained in subsection 156(2) of Part IX of the Excise Tax Act (Canada) apply to the purchase and sale of the Purchased Assets contemplated hereunder, which election remains valid and in effect.
3.02
Purchaser’s Representations and Warranties
The Purchaser hereby makes to the Vendor the following representations and warranties and acknowledges that the Vendor is relying upon such representations and warranties in connection with entering into this Agreement:
(a)
The Purchaser is a corporation duly incorporated, organized and subsisting under the laws of Canada with the corporate power to own its assets and to carry on its business.
(b)
The Purchaser has the power, authority and right to enter into and deliver this Agreement and to complete the transactions contemplated to be completed by the Purchaser hereunder.
(c)
This Agreement constitutes a valid and legally binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court.
(d)
Neither the entering into nor the delivery of this Agreement nor the completion of the transactions contemplated hereby by the Purchaser will result in a violation of:

(i)
any of the provisions of the constating documents or by-laws of the Purchaser;
(ii)
any agreement or other instrument to which the Purchaser is a party or by which the Purchaser is bound; or
(iii)
any Applicable Law.
(e)
The Purchaser is registered under Part IX of the Excise Tax Act (Canada) with registration number 83796 5961 RT0001.
(f)
The Purchaser has duly elected in prescribed form and jointly with the Vendor to have the rules contained in subsection 156(2) of Part IX of the Excise Tax Act (Canada) apply to the purchase and sale of the Purchased Assets contemplated hereunder, which election remains valid and in effect.
3.03
Survival of Representations, Warranties and Covenants
(1)
The respective representations and warranties of the Vendor and the Purchaser contained in this Agreement shall survive the completion of the sale and purchase of the Purchased Assets herein provided for and, notwithstanding such completion, will continue in full force and effect for a period of two years from the Closing Date.
(2)
The respective covenants of the Vendor and the Purchaser contained in this Agreement shall survive the completion of the sale and purchase of the Purchased Assets herein provided for and, notwithstanding such completion, will continue in full force and effect for the benefit of the Vendor or the Purchaser, as applicable, in accordance with the terms thereof.
ARTICLE 4 - COVENANTS
4.01
Covenants of the Vendor
(1)
The Vendor, immediately after the Closing Date at the Purchaser’s expense and written direction, will file all necessary notices with all relevant Governmental Authorities evidencing the sale of the Purchased Assets to the Purchaser.
4.02
Covenants of the Purchaser
(1)
The Purchaser will be liable for and will pay, or will cause to be paid, all transfer, value added, ad-valorem, excise, sales, use, consumption, goods or services, harmonized sales, retail sales, social services, or other similar taxes or duties (collectively, “Transfer Taxes”) payable under any Applicable Law on or with respect to the sale and purchase of the Purchased Assets under this Agreement.  The Purchaser will prepare and file any affidavits or returns required in connection with the foregoing at its own cost and expense.  To the extent that any Transfer Taxes are required to be paid by or are imposed upon the Vendor, the Purchaser will reimburse, or will cause to be reimbursed, to the Vendor such taxes within five Business Days of payment of such taxes by the Vendor.  All amounts payable by the Purchaser to the Vendor hereunder do not include Transfer Taxes.
4.03
Cooperation
Each of the Purchaser and the Vendor shall use commercially reasonable efforts, at the expense of the Purchaser, to provide such information and assistance as is reasonably necessary to assist the Purchaser in obtaining all necessary consents, approvals, conveyances, assurances, assignments or any other documentation necessary or reasonably required by the Purchaser to transfer all of the Vendor’s right, title and interest in and to the Purchased Assets to the Purchaser, subject to all existing Charges.
4.04
Cooperation on Tax Matters
Each of the Vendor and the Purchaser will, to the extent reasonably within such party’s control, taking into account such party’s access to books and records, furnish or cause to be furnished to each other, at the expense of the Purchaser, as promptly as practicable, such information and assistance, and provide additional information and explanations of any materials provided, relating to the Purchased Assets as is reasonably necessary for the filing of any tax returns, for the preparation of any audit, and for the prosecution or defence of any Claim, suit or proceeding relating to any adjustment or proposed adjustment with respect to taxes.
ARTICLE 5 - CONDITIONS
5.01
Conditions for the Benefit of the Purchaser
(1)
The sale by the Vendor and the purchase by the Purchaser of the Purchased Assets is subject to the following conditions, which are for the exclusive benefit of the Purchaser and which are to be performed or complied with at or prior to the Time of Closing:
(a)
the representations and warranties of the Vendor set forth in Section 3.01 will be true and correct at the Time of Closing with the same force and effect as if made at and as of such time;
(b)
the Vendor will have performed or complied with all of the terms, covenants and conditions of this Agreement to be performed or complied with by the Vendor at or prior to the Time of Closing;
(c)
the Purchaser will be furnished with such certificates or other instruments (including instruments of conveyance with respect to the Purchased Assets) of the Vendor or of officers of the Vendor as the Purchaser or the Purchaser’s counsel may reasonably think necessary in order to establish that the terms, covenants and conditions contained in this Agreement to have been performed or complied with by the Vendor at or prior to the Time of Closing have been performed or complied with and that the representations and warranties of the Vendor herein given are true and correct at the Time of Closing;
(d)
there will have been obtained from all appropriate Governmental Authorities such approvals or consents as are required to permit the change of ownership of the Purchased Assets contemplated hereby;
(e)
no action or proceeding in Canada will be pending or threatened by any person, or Governmental Authority to enjoin, restrict or prohibit the sale and purchase of the Purchased Assets contemplated hereby; and
(f)
all necessary steps and proceedings will have been taken to permit the Purchased Assets to be duly and regularly transferred to and registered in the name of the Purchaser.
(2)
In case any term or covenant of the Vendor or condition to be performed or complied with for the benefit of the Purchaser at or prior to the Time of Closing has not been performed or complied with at or prior to the Time of Closing, the Purchaser, without limiting any other right that the Purchaser has, may at its sole option either:
(a)
rescind this Agreement by notice to the Vendor, and in such event the Purchaser will be released from all obligations hereunder; or
(b)
waive compliance with any such term, covenant or condition in whole or in part on such terms as may be agreed upon without prejudice to any of its rights of rescission in the event of non-performance of any other term, covenant or condition in whole or in part;
and, if the Purchaser rescinds this Agreement pursuant to Section 5.01(2)(a), the Vendor will also be released from all obligations hereunder unless the term, covenant or condition for which the Purchaser has rescinded this Agreement was one that the Vendor had covenanted to ensure had been performed or complied with, in which event the Vendor will be liable to the Purchaser for any Claims incurred by the Purchaser directly or indirectly as a result of such breach.
5.02
Conditions for the Benefit of the Vendor
(1)
The sale by the Vendor and the purchase by the Purchaser of the Purchased Assets is subject to the following conditions, which are for the exclusive benefit of the Vendor and which are to be performed or complied with at or prior to the Time of Closing:
(a)
the representations and warranties of the Purchaser set forth in Section 3.02 will be true and correct at the Time of Closing with the same force and effect as if made at and as of such time;

(b)
the Purchaser will have performed or complied with all of the terms, covenants and conditions of this Agreement to be performed or complied with by the Purchaser at or prior to the Time of Closing;
(c)
the Vendor will be furnished with such certificates or other instruments of the Purchaser or of officers of the Purchaser as the Vendor or the Vendor’s counsel may reasonably think necessary in order to establish that the terms, covenants and conditions contained in this Agreement to have been performed or complied with by the Purchaser at or prior to the Time of Closing have been performed or complied with and that the representations and warranties of the Purchaser herein given are true and correct at the Time of Closing; and
(d)
the Purchaser will have delivered to the Vendor the New Lorus Note 1.
(2)
In case any term or covenant of the Purchaser or condition to be performed or complied with for the benefit of the Vendor at or prior to the Time of Closing has not been performed or complied with at or prior to the Time of Closing, the Vendor, without limiting any other right that the Vendor has, may at its sole option either:
(a)
rescind this Agreement by notice to the Purchaser, and in such event the Vendor will be released from all obligations hereunder; or
(b)
waive compliance with any such term, covenant or condition in whole or in part on such terms as may be agreed upon without prejudice to any of its rights of rescission in the event of non-performance of any other term, covenant or condition in whole or in part;
and, if the Vendor rescinds this Agreement pursuant to Section 5.02(2)(a), the Purchaser will also be released from all obligations hereunder unless the term, covenant or condition for which the Vendor has rescinded this Agreement was one that the Purchaser had covenanted to ensure had been performed or complied with, in which event the Purchaser will be liable to the Vendor for any Claims incurred by the Vendor directly or indirectly as a result of such breach.
ARTICLE 6 - CLOSING ARRANGEMENTS
6.01
Closing
The sale and purchase of the Purchased Assets will be completed at the Time of Closing at the offices of McCarthy Tétrault LLP, Suite 4700, Toronto Dominion Bank Tower, Toronto -Dominion Bank Centre, Toronto, Ontario M5K 1E6.
6.02
Examination of Records and Assets
The Purchaser will preserve any documents provided to it by the Vendor prior to the Closing Date for a period of five years from the Closing Date, or for such other period as is required by any Applicable Law, and will permit the Vendor and its authorized representatives reasonable access thereto in connection with the affairs of the Vendor, but the Purchaser will not be responsible or liable to the Vendor for or as a result of any loss or destruction of or damage to any such documents.
ARTICLE 7 - GENERAL
7.01
Further Assurances
Each of the Vendor and the Purchaser will from time to time execute and deliver all such further documents and instruments and do all acts and things as the other party may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.
7.02
Time of the Essence
Time is of the essence of this Agreement.
7.03
Benefit of the Agreement
This Agreement will enure to the benefit of and be binding upon the respective heirs, executors, administrators, other legal representatives, successors and permitted assigns of the parties hereto.
7.04
Entire Agreement
Except for the various collateral agreements entered into in connection with the Arrangement, this Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the parties hereto with respect thereto.  There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the parties other than as expressly set forth in this Agreement.
7.05
Amendments and Waivers
No amendment to this Agreement will be valid or binding unless set forth in writing and duly executed by both of the parties hereto.  No waiver of any breach of any provision of this Agreement will be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided, will be limited to the specific breach waived.
7.06
Notices
Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and will be given by personal delivery, by registered mail, by facsimile or by electronic means of communication addressed to the recipient as follows:

To the Vendor:

2 Meridian Road
Toronto, Ontario M9W 4Z7

Fax No.:
               416-798-2200
Email:
ewilliams@lorusthera.com

Attention:
Director of Finance
To the Purchaser:

2 Meridian Road
Toronto, Ontario M9W 4Z7

Fax No.:
                 416-798-2200
Email:
ewilliams@lorusthera.com

Attention:
Director of Finance
or to such other street address, individual or electronic communication number or address as may be designated by notice given by either party to the other.  Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by registered mail, on the fourth Business Day following the deposit thereof in the mail and, if given by facsimile or electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the Business Day during which such normal business hours next occur if not given during such hours on any day.  If the party giving any demand, notice or other communication knows or ought reasonably to know of any difficulties with the postal system that might affect the delivery of mail, any such demand, notice or other communication may not be mailed but must be given by personal delivery, by facsimile or by electronic communication.
7.07
Governing Law
This Agreement is governed by and will be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.
7.08
Counterparts
This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.

7.09	Facsimiles
Delivery of an executed signature page to this Agreement by any party by electronic transmission will be as effective as delivery of a manually executed copy of this Agreement by such party.
[Remainder of page left intentionally blank.]

IN WITNESS WHEREOF the parties have executed this Agreement.
GENESENSE TECHNOLOGIES INC.

Per:

Per:

LORUS THERAPEUTICS INC.

Per:

Per:

SCHEDULE A
Purchased Assets
All of the Vendor’s right, title and interest in and to the following assets:

•
the AntiSense patent assets listed in Exhibit A attached hereto; and
•
the exclusive license agreement dated June 20, 1997 among The University of Manitoba, The Manitoba Cancer Treatment and Research Foundation, Dr. Jim A. Wright, Dr. Aiping Young and GeneSense Technologies Inc.

SCHEDULE 2.03
Form of New Lorus Note 1

PROMISSORY NOTE
FOR VALUE RECEIVED, the undersigned hereby promises to pay the sum of $• in lawful money of Canada, without interest, to or to the order of GeneSense Technologies Inc. on demand.
All payments hereunder will be made without days of grace, presentment, protest, notice of dishonour or any other notice whatsoever, all of which are hereby expressly waived by the maker and each endorser hereof.
The principal amount hereof may at any time be repaid in full without notice or bonus.
This Promissory Note will be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.
DATED as of •, 2007.
LORUS THERAPEUTICS INC.
Per:
Name:
Title:

SCHEDULE D
VIRULIZIN AND SMALL MOLECULE PATENT ASSETS TRANSFER AGREEMENT

[Virulizin and Small Molecule Patent Assets Transfer Agreement]

ASSET PURCHASE AGREEMENT

BETWEEN

GENESENSE TECHNOLOGIES INC.

AND

4325231 CANADA INC.

MADE AS OF

•, 2007

McCarthy Tétrault LLP

ARTICLE 1 - INTERPRETATION		1
1.01	Definitions	1
1.02	Headings	2
1.03	Extended Meanings	2
1.04	Statutory References	3
1.05	Accounting Principles	3
1.06	Currency	3
1.07	Schedules	3
ARTICLE 2 - SALE AND PURCHASE		3
2.01	Assets to be Sold and Purchased	3
2.02	Purchase Price	3
2.03	Payment of Purchase Price	3
ARTICLE 3 - REPRESENTATIONS AND WARRANTIES		4
3.01	Vendor’s Representations and Warranties	4
3.02	Purchaser’s Representations and Warranties	5
3.03	Survival of Representations, Warranties and Covenants	5
ARTICLE 4 - COVENANTS		6
4.01	Covenants of the Vendor	6
4.02	Covenants of the Purchaser	6
4.03	Section 85 (1) Election	6
4.04	Cooperation	6
4.05	Cooperationon Tax Matters	7
ARTICLE 5 - CONDITIONS		7
5.01	Conditions for the Benefit of the Purchaser	7
5.02	Conditions for the Benefit of the Vendor	8
ARTICLE 6 - CLOSING ARRANGEMENTS		9
6.01	Closing	9
6.02	Examination of Records and Assets	9
ARTICLE 7 - GENERAL		9
7.01	Further Assurances	9
7.02	Time of the Essence	10
7.03	Benefit of the Agreement	10
7.04	Entire Agreement	10
7.05	Amendments and Waivers	10
7.06	Notices	10
7.07	Governing Law	11
7.08	Counterparts	12
7.09	Facsimiles	12

ASSET PURCHASE AGREEMENT
THIS AGREEMENT is made as of •, 2007
BETWEEN
GENESENSE TECHNOLOGIES INC., a corporation incorporated under the laws of Canada (the “Purchaser”),
-  and  -
4325231 CANADA INC., a corporation incorporated under the laws of Canada (the “Vendor”).
WHEREAS the Vendor is a life sciences company focused on the research and development of effective anticancer development stage therapies with high safety;
AND WHEREAS the Vendor desires to sell and the Purchaser desires to purchase certain of the assets of the Vendor pertaining to that business upon and subject to the terms and conditions set out in this Agreement;
NOW THEREFORE, in consideration of the covenants and agreements herein contained, the parties agree as follows:
ARTICLE 1 - INTERPRETATION
1.01
Definitions
In this Agreement, unless something in the subject matter or context is inconsistent therewith:
“Agreement” means this asset purchase agreement, including its recitals and schedules, as amended from time to time.
“Applicable Law” means
(i)
any applicable domestic or foreign law including any statute, subordinate legislation or treaty, and
(ii)
any applicable guideline, directive, rule, standard, requirement, policy, order, judgment, injunction, award or decree of a Governmental Authority having the force of law.
“Business Day” means a day other than a Saturday, Sunday or statutory holiday in the Province of Ontario.
“Charges” means all liens, charges, encumbrances and/or rights of others.

“Claims” means all losses, damages, expenses, liabilities (whether accrued, actual, contingent, latent or otherwise), claims and demands of whatever nature or kind including all legal fees and costs on a solicitor and client basis.
“Closing Date” means •, 2007 or such other date as may be agreed to in writing between the Vendor and the Purchaser.
“Governmental Authority” means any domestic or foreign legislative, executive, judicial or administrative body or person having or purporting to have jurisdiction in the relevant circumstances.
“Permits” means all permits, consents, waivers, licences, certificates, approvals, authorizations, registrations, franchises, rights, privileges and exemptions, or any item with a similar effect, issued or granted by any person.
“Purchase Price” has the meaning set out in Section 2.02.
“Purchased Assets” means the patent assets described in Schedule A.
“Tax Act” means the IncomeTax Act (Canada).
“Time of Closing” means • •.m. (Toronto Time) on the Closing Date.
“Transfer Taxes” has the meaning set out in Section 4.02(1).
1.02
Headings
The division of this Agreement into Articles and Sections and the insertion of a table of contents and headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement.  The terms “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof.  Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections and Schedules are to Articles and Sections of and Schedules to this Agreement.
1.03
Extended Meanings
In this Agreement words importing the singular number only include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, corporations, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures and Governmental Authorities.  The term “including” means “including without limiting the generality of the foregoing”.

1.04
Statutory References
In this Agreement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute is to that statute as now enacted or as the same may from time to time be amended, re-enacted or replaced and includes any regulations made thereunder.
1.05
Accounting Principles
Wherever in this Agreement reference is made to a calculation to be made or an action to be taken in accordance with generally accepted accounting principles, such reference will be deemed to be to the generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor institute, applicable as at the date on which such calculation or action is made or taken or required to be made or taken.
1.06
Currency
All references to currency herein are to lawful money of Canada.
1.07
Schedules
The following is a Schedule to this Agreement:
Schedule A - Purchased Assets.
ARTICLE 2 - SALE AND PURCHASE
2.01
Assets to be Sold and Purchased
Upon and subject to the terms and conditions hereof, the Vendor will sell, assign, transfer and convey to the Purchaser and the Purchaser will purchase from the Vendor, at the Time of Closing, all of the right, title, benefit and interest of the Vendor in and to the Purchased Assets.
2.02
Purchase Price
The purchase price payable to the Vendor for the Purchased Assets (such amount being hereinafter referred to as the “Purchase Price”) will be $•, which amount the parties estimate to be the fair market value of the Purchased Assets.
2.03
Payment of Purchase Price
The obligation of the Purchaser to pay the Purchase Price to the Vendor will be satisfied in full and evidenced by the issuance and delivery by the Purchaser of one (1) common share in the capital of the Purchaser to the Vendor at the Time of Closing.

ARTICLE 3 - REPRESENTATIONS AND WARRANTIES
3.01
Vendor’s Representations and Warranties
The Vendor hereby makes to the Purchaser the following representations and warranties and acknowledges that the Purchaser is relying upon such representations and warranties in connection with entering into this Agreement.
(a)
The Vendor is a corporation duly incorporated, organized and subsisting under the laws of Canada with the corporate power to own its assets and to carry on its business.
(b)
The Vendor has the power, authority and right to enter into and deliver this Agreement and to complete the transactions contemplated to be completed by the Vendor hereunder.
(c)
This Agreement constitutes a valid and legally binding obligation of the Vendor, enforceable against the Vendor in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court.
(d)
Neither the entering into nor the delivery of this Agreement nor the completion of the transactions contemplated hereby by the Vendor will result in the violation of:
(i)
any of the provisions of the constating documents or by-laws of the Vendor;
(ii)
any agreement or other instrument to which the Vendor is a party or by which the Vendor is bound; or
(iii)
any Applicable Law.
(e)
The Vendor is registered under Part IX of the Excise Tax Act (Canada) with registration number 13175 3915 RT0001.
(f)
The Vendor is not a non-resident person within the meaning of section 116 of the Tax Act.
(g)
The Vendor has duly elected in prescribed form and jointly with the Purchaser to have the rules contained in subsection 156(2) of Part IX of the Excise Tax Act (Canada) apply to the purchase and sale of the Purchased Assets contemplated hereunder, which election remains valid and in effect.

3.02
Purchaser’s Representations and Warranties
The Purchaser hereby makes to the Vendor the following representations and warranties and acknowledges that the Vendor is relying upon such representations and warranties in connection with entering into this Agreement:
(a)
The Purchaser is a corporation duly incorporated, organized and subsisting under the laws of Canada with the corporate power to own its assets and to carry on its business.
(b)
The Purchaser has the power, authority and right to enter into and deliver this Agreement and to complete the transactions contemplated to be completed by the Purchaser hereunder.
(c)
This Agreement constitutes a valid and legally binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court.
(d)
Neither the entering into nor the delivery of this Agreement nor the completion of the transactions contemplated hereby by the Purchaser will result in a violation of:
(i)
any of the provisions of the constating documents or by-laws of the Purchaser;
(ii)
any agreement or other instrument to which the Purchaser is a party or by which the Purchaser is bound; or
(iii)
any Applicable Law.
(e)
The Purchaser is registered under Part IX of the Excise Tax Act (Canada) with registration number 88289 4165 RT0001.
(f)
The Purchaser has duly elected in prescribed form and jointly with the Vendor to have the rules contained in subsection 156(2) of Part IX of the Excise Tax Act (Canada) apply to the purchase and sale of the Purchased Assets contemplated hereunder, which election remains valid and in effect.
3.03
Survival of Representations, Warranties and Covenants
(1)
The respective representations and warranties of the Vendor and the Purchaser contained in this Agreement shall survive the completion of the sale and purchase of the Purchased

Assets herein provided for and, notwithstanding such completion, will continue in full force and effect for a period of two years from the Closing Date.
(2)
The respective covenants of the Vendor and the Purchaser contained in this Agreement shall survive the completion of the sale and purchase of the Purchased Assets herein provided for and, notwithstanding such completion, shall continue in full force and effect for the benefit of the Vendor or the Purchaser, as applicable, in accordance with the terms thereof.
ARTICLE 4 - COVENANTS
4.01
Covenants of the Vendor
(1)
The Vendor, immediately after the Closing Date at the Purchaser’s expense and written direction, will file all necessary notices with all relevant Governmental Authorities evidencing the sale of the Purchased Assets to the Purchaser.
4.02
Covenants of the Purchaser
(1)
The Purchaser will be liable for and will pay, or will cause to be paid, all transfer, value added, ad-valorem, excise, sales, use, consumption, goods or services, harmonized sales, retail sales, social services, or other similar taxes or duties (collectively, “Transfer Taxes”) payable under any Applicable Law on or with respect to the sale and purchase of the Purchased Assets under this Agreement.  The Purchaser will prepare and file any affidavits or returns required in connection with the foregoing at its own cost and expense.  To the extent that any Transfer Taxes are required to be paid by or are imposed upon the Vendor, the Purchaser will reimburse, or will cause to be reimbursed, to the Vendor such taxes within five Business Days of payment of such taxes by the Vendor.  All amounts payable by the Purchaser to the Vendor hereunder do not include Transfer Taxes.
4.03
Section 85(1) Election
The Vendor and Purchaser will elect in the prescribed manner and within the prescribed time, pursuant to the provisions of subsection 85(1) of the Tax Act, to effect the transfer of the Purchased Assets at agreed amounts equal to the Vendor’s cost amount (as defined in subsection 248(1) of the Tax Act) or $1 in the event the Vendor’s cost amount for the Purchased Assets is nil.
4.04
Cooperation
Each of the Purchaser and the Vendor shall use commercially reasonable efforts, at the expense of the Purchaser, to provide such information and assistance as is reasonably necessary to assist the Purchaser in obtaining all necessary consents, approvals, conveyances, assurances, assignments or any other documentation necessary or reasonably required by the

Purchaser to transfer all of the Vendor’s right, title and interest in and to the Purchased Assets to the Purchaser, subject to all existing Charges.
4.05
Cooperation on Tax Matters
Each of the Vendor and the Purchaser will, to the extent reasonably within such party’s control, taking into account such party’s access to books and records, furnish or cause to be furnished to each other, at the expense of the Purchaser, as promptly as practicable, such information and assistance, and provide additional information and explanations of any materials provided, relating to the Purchased Assets as is reasonably necessary for the filing of any tax returns, for the preparation of any audit, and for the prosecution or defence of any Claim, suit or proceeding relating to any adjustment or proposed adjustment with respect to taxes.
ARTICLE 5 - CONDITIONS
5.01
Conditions for the Benefit of the Purchaser
(1)
The sale by the Vendor and the purchase by the Purchaser of the Purchased Assets is subject to the following conditions, which are for the exclusive benefit of the Purchaser and which are to be performed or complied with at or prior to the Time of Closing:
(a)
the representations and warranties of the Vendor set forth in Section 3.01 will be true and correct at the Time of Closing with the same force and effect as if made at and as of such time;
(b)
the Vendor will have performed or complied with all of the terms, covenants and conditions of this Agreement to be performed or complied with by the Vendor at or prior to the Time of Closing;
(c)
the Purchaser will be furnished with such certificates or other instruments (including instruments of conveyance with respect to the Purchased Assets) of the Vendor or of officers of the Vendor as the Purchaser or the Purchaser’s counsel may reasonably think necessary in order to establish that the terms, covenants and conditions contained in this Agreement to have been performed or complied with by the Vendor at or prior to the Time of Closing have been performed or complied with and that the representations and warranties of the Vendor herein given are true and correct at the Time of Closing;
(d)
there will have been obtained from all appropriate Governmental Authorities such approvals or consents as are required to permit the change of ownership of the Purchased Assets contemplated hereby;
(e)
no action or proceeding in Canada will be pending or threatened by any person, or Governmental Authority to enjoin, restrict or prohibit the sale and purchase of the Purchased Assets contemplated hereby; and

(f)
all necessary steps and proceedings will have been taken to permit the Purchased Assets to be duly and regularly transferred to and registered in the name of the Purchaser.
(2)
In case any term or covenant of the Vendor or condition to be performed or complied with for the benefit of the Purchaser at or prior to the Time of Closing has not been performed or complied with at or prior to the Time of Closing, the Purchaser, without limiting any other right that the Purchaser has, may at its sole option either:
(a)
rescind this Agreement by notice to the Vendor, and in such event the Purchaser will be released from all obligations hereunder; or
(b)
waive compliance with any such term, covenant or condition in whole or in part on such terms as may be agreed upon without prejudice to any of its rights of rescission in the event of non-performance of any other term, covenant or condition in whole or in part;
and, if the Purchaser rescinds this Agreement pursuant to Section 5.01(2)(a), the Vendor will also be released from all obligations hereunder unless the term, covenant or condition for which the Purchaser has rescinded this Agreement was one that the Vendor had covenanted to ensure had been performed or complied with, in which event the Vendor will be liable to the Purchaser for any Claims incurred by the Purchaser directly or indirectly as a result of such breach.
5.02
Conditions for the Benefit of the Vendor
(1)
The sale by the Vendor and the purchase by the Purchaser of the Purchased Assets is subject to the following conditions, which are for the exclusive benefit of the Vendor and which are to be performed or complied with at or prior to the Time of Closing:
(a)
the representations and warranties of the Purchaser set forth in Section 3.02 will be true and correct at the Time of Closing with the same force and effect as if made at and as of such time;
(b)
the Purchaser will have performed or complied with all of the terms, covenants and conditions of this Agreement to be performed or complied with by the Purchaser at or prior to the Time of Closing; and
(c)
the Vendor will be furnished with such certificates or other instruments of the Purchaser or of officers of the Purchaser as the Vendor or the Vendor’s counsel may reasonably think necessary in order to establish that the terms, covenants and conditions contained in this Agreement to have been performed or complied with by the Purchaser at or prior to the Time of Closing have been performed or complied with and that the representations and warranties of the Purchaser herein given are true and correct at the Time of Closing.

(2)
In case any term or covenant of the Purchaser or condition to be performed or complied with for the benefit of the Vendor at or prior to the Time of Closing has not been performed or complied with at or prior to the Time of Closing, the Vendor, without limiting any other right that the Vendor has, may at its sole option either:
(a)
rescind this Agreement by notice to the Purchaser, and in such event the Vendor will be released from all obligations hereunder; or
(b)
waive compliance with any such term, covenant or condition in whole or in part on such terms as may be agreed upon without prejudice to any of its rights of rescission in the event of non-performance of any other term, covenant or condition in whole or in part;
and, if the Vendor rescinds this Agreement pursuant to Section 5.02(2)(a), the Purchaser will also be released from all obligations hereunder unless the term, covenant or condition for which the Vendor has rescinded this Agreement was one that the Purchaser had covenanted to ensure had been performed or complied with, in which event the Purchaser will be liable to the Vendor for any Claims incurred by the Vendor directly or indirectly as a result of such breach.
ARTICLE 6 - CLOSING ARRANGEMENTS
6.01
Closing
The sale and purchase of the Purchased Assets will be completed at the Time of Closing at the offices of McCarthy Tétrault LLP, Suite 4700, Toronto Dominion Bank Tower, Toronto Dominion Bank Centre, Toronto, Ontario M5K 1E6.
6.02
Examination of Records and Assets
The Purchaser will preserve any documents provided to it by the Vendor prior to the Closing Date for a period of five years from the Closing Date, or for such other period as is required by any Applicable Law, and will permit the Vendor and its authorized representatives reasonable access thereto in connection with the affairs of the Vendor, but the Purchaser will not be responsible or liable to the Vendor for or as a result of any loss or destruction of or damage to any such documents.
ARTICLE 7 - GENERAL
7.01
Further Assurances
Each of the Vendor and the Purchaser will from time to time execute and deliver all such further documents and instruments and do all acts and things as the other party may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

7.02
Time of the Essence
Time is of the essence of this Agreement.
7.03
Benefit of the Agreement
This Agreement will enure to the benefit of and be binding upon the respective heirs, executors, administrators, other legal representatives, successors and permitted assigns of the parties hereto.
7.04
Entire Agreement
Except for the various collateral agreements entered into in connection with the Arrangement, this Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the parties hereto with respect thereto.  There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the parties other than as expressly set forth in this Agreement.
7.05
Amendments and Waivers
No amendment to this Agreement will be valid or binding unless set forth in writing and duly executed by both of the parties hereto.  No waiver of any breach of any provision of this Agreement will be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided, will be limited to the specific breach waived.
7.06
Notices
Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and will be given by personal delivery, by registered mail, by facsimile or by electronic means of communication addressed to the recipient as follows:

To the Vendor:

2 Meridian Road
Toronto, Ontario M9W 4Z7

Fax No.:
              416-798-2200
Email:
              ewilliams@lorusthera.com

Attention:
Director of Finance
To the Purchaser:

2 Meridian Road
Toronto, Ontario M9W 4Z7

Fax No.:
               416-798-2200
Email:
                ewilliams@lorusthera.com

Attention:
Director of Finance
or to such other street address, individual or electronic communication number or address as may be designated by notice given by either party to the other.  Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by registered mail, on the fourth Business Day following the deposit thereof in the mail and, if given by facsimile or electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the Business Day during which such normal business hours next occur if not given during such hours on any day.  If the party giving any demand, notice or other communication knows or ought reasonably to know of any difficulties with the postal system that might affect the delivery of mail, any such demand, notice or other communication may not be mailed but must be given by personal delivery, by facsimile or by electronic communication.
7.07
Governing Law
This Agreement is governed by and will be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

7.08
Counterparts
This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.
7.09
Facsimiles
Delivery of an executed signature page to this Agreement by any party by electronic transmission will be as effective as delivery of a manually executed copy of this Agreement by such party.
[Remainder of page left intentionally blank.]

IN WITNESS WHEREOF the parties have executed this Agreement.

GENESENSE TECHNOLOGIES INC.

Per:

Per:

4325231 CANADA INC.

Per:

Per:

SCHEDULE A
Purchased Assets
All of the Vendor’s right, title and interest in and to the following assets:

•
the Virulizin patent assets listed in Exhibit A attached hereto; and
•
the Small Molecule patent assets listed in Exhibit B attached hereto.

SCHEDULE E
TANGIBLE BUSINESS ASSETS TRANSFER AGREEMENT

[Tangible Business Assets Transfer Agreement]

ASSET PURCHASE AGREEMENT

BETWEEN

GENESENSE TECHNOLOGIES INC.

AND

4325231 CANADA INC.

MADE AS OF

•, 2007

McCarthy Tétrault LLP

ARTICLE 1 - INTERPRETATION		2
1.01	Definitions	2
1.02	Headings	4
1.03	Extended Meanings	4
1.04	Statutory References	5
1.05	Accounting Principles	5
1.06	Currency	5
1.07	Schedules	5
ARTICLE 2 - SALE AND PURCHASE		5
2.01	Assets to be Sold and Purchased	5
2.02	Purchase Price	5
2.03	Purchase Price Allocation	6
2.04	Payment of Purchase Price	6
2.05	Closing Adjustment	6
2.06	Non-Assignable Contracts and Commitments	6
ARTICLE 3 - REPRESENTATIONS AND WARRANTIES		7
3.01	Vendor’s Representations and Warranties	7
3.02	Purchaser’s Representations and Warranties	8
3.03	Survival of Representations, Warranties and Covenants	8
ARTICLE 4 - COVENANTS		9
4.01	Covenants of the Vendor	9
4.02	Covenants of the Purchaser	9
4.03	Cooperation	9
4.04	Cooperation on Tax Matters	10
ARTICLE 5 - CONDITIONS		10
5.01	Conditions for the Benefit of the Purchaser	10
5.02	Conditions for the Benefit of the Vendor	11
ARTICLE 6 - CLOSING ARRANGEMENTS		12
6.01	Closing	12
6.02	Examination of Records and Assets	12
ARTICLE 7 - GENERAL		12
7.01	Further Assurances	12
7.02	Time of the Essence	12
7.03	Benefit of the Agreement	13
7.04	Entire Agreement	13
7.05	Amendments and Waivers	13
7.06	Notices	13
7.07	Governing Law	14
7.08	Counterparts	15
7.09	Facsimiles	15

ASSET PURCHASE AGREEMENT

THIS AGREEMENT is made as of •, 2007

BETWEEN

GENESENSE TECHNOLOGIES INC., a corporation incorporated under the laws of Canada (the “Purchaser”),

- and -

4325231 CANADA INC., a corporation incorporated under the laws of Canada (the “Vendor”).

WHEREAS the Vendor is a life sciences company focused on the research and development of effective anticancer development stage therapies with high safety;

WHEREAS the Vendor is undertaking an arrangement of its business by way of plan of arrangement (the “Plan of Arrangement”) under Section 192(3) of the Canada Business Corporations Act pursuant to which the Vendor will restructure its business and obtain non-diluting financing for its biotechnology business (the “Arrangement”);

AND WHEREAS the Vendor, 6650309 Canada Inc. (“Newco”), the Purchaser, NuChem Pharmaceuticals Inc., Pinnacle International Lands, Inc. and 6707157 Canada Inc. entered into an arrangement agreement (the “Arrangement Agreement”) dated as of May 1, 2007 in order to effect the Arrangement and implement the Plan of Arrangement;

AND WHEREAS pursuant to the Plan of Arrangement, (i) all of the Vendor’s assets and certain of its liabilities will be transferred by the Vendor on the Effective Date to the Purchaser pursuant to (A) the Virulizin and Small Molecule Patent Assets Transfer Agreement, (B) the Prepaid Expenses and Receivables Transfer Agreement, and (C) this Agreement, and (ii) the Purchaser will transfer the Antisense Patent Assets to Newco pursuant to the AntiSense Patent Assets Transfer Agreement;

AND WHEREAS the Vendor desires to sell and transfer and the Purchaser desires to purchase the Purchased Assets upon and subject to the terms and conditions set out in this Agreement;

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the parties agree as follows:

ARTICLE 1 - INTERPRETATION

1.01	Definitions

Capitalized terms not otherwise defined in this Agreement shall have the meanings given to them in the Arrangement Agreement. In this Agreement, unless something in the subject matter or context is inconsistent therewith:

“Agreement” means this asset purchase agreement, including its recitals and schedules, as amended from time to time.

“Applicable Law” means

(i)	any applicable domestic or foreign law including any statute, subordinate legislation or treaty, and

(ii)	any applicable guideline, directive, rule, standard, requirement, policy, order, judgment, injunction, award or decree of a Governmental Authority having the force of law.

“Arrangement” has the meaning set forth in the recitals.

“Arrangement Agreement” has the meaning set forth in the recitals.

“Books and Records” means all books and records relating to the Vendor, other than the Vendor’s minute books.

“Business Day” means a day other than a Saturday, Sunday or statutory holiday in the Province of Ontario.

“Charges” means all liens, charges, encumbrances and/or rights of others.

“Claims” means all losses, damages, expenses, liabilities (whether accrued, actual, contingent, latent or otherwise), claims and demands of whatever nature or kind including all legal fees and costs on a solicitor and client basis.

“Closing Balance Sheet” has the meaning set forth in Section 2.05.

“Closing Date” means •, 2007 or such other date as may be agreed to in writing between the Vendor and the Purchaser.

“Closing Statement” has the meaning set forth in Section 2.05.

“Governmental Authority” means any domestic or foreign legislative, executive, judicial or administrative body or person having or purporting to have jurisdiction in the relevant circumstances.

“Head Office Lease” the lease agreement dated July 27, 2001, as amended April 15, 2005, between 565991 Ontario Limited and the Vendor in connection with the premises located at 2 Meridian Road, Toronto, Ontario

“Intellectual Property” means intellectual property of any nature and kind owned or leased by the Vendor including all domestic and foreign trade-marks, business names, trade names, domain names, trading styles, patents, trade secrets, software, industrial designs and copyrights, whether registered or unregistered, and all applications for registration thereof, and inventions, formulae, recipes, product formulations, processes and processing methods, technology and techniques, and know-how, and any confidential information, including any submissions to a regulatory authority, clinical trial results, any goodwill associated with trade-marks, business names, trade names, domain names and the like and the waiver of any moral rights in any copyright excluding the (i) AntiSense Patent Assets and (ii) the Virulizin and Small Molecule Patent Assets.

“Newco” has the meaning set forth in the recitals.

“Plan of Arrangement” has the meaning set forth in the recitals.

“Permits and Licences” means all permits, consents, waivers, licences, certificates, approvals, authorizations, registrations, franchises, rights, privileges and exemptions, or any item with a similar effect, issued or granted by any person.

“Purchase Price” has the meaning set out in Section 2.02.

“Purchased Assets” means the assets described in Schedule A and the Remaining Assets.

“Remaining Assets” means any undertaking, property and asset of the Vendor, other than:
(a)	assets which are being transferred to the Purchaser under:
(i)	the Antisense Patent Assets Transfer Agreement;
(ii)	the Virulizin and Small Molecule Patent Assets Transfer Agreement;
(iii)	the Prepaid Expenses and Receivables Transfer Agreement;
(iv)	the GeneSense Share Purchase Agreement; and
(v)	the NuChem Share Purchase Agreement;
(b)	the assets described in Schedule A; and
(c)	any cash and cash equivalents to remain in Old Lorus as contemplated in the Plan of Arrangement.

“Remaining Contracts” means any contracts of the Vendor other than the Head Office Lease, those contracts which are being transferred to the Purchaser under the Virulizin and Small Molecule Patent Assets Transfer Agreement and the Prepaid Expenses and Receivables Transfer Agreement and such other contracts as may be agreed in writing between the Purchaser and the Vendor on or prior to the Closing Date.

“Share” means a common share in the capital of the Purchaser.

“Statements” has the meaning set forth in Section 2.05.

“Tax” and “Taxes” means, with respect to any entity, all forms of taxation or tax, duties, charges (including, for the avoidance of doubt, any specific business tax or sales tax, corporate income tax, value added tax, stamp duty), levy, assessment, impost, surcharge, duty or other charge or withholding of a similar nature or other governmental charges of any nature imposed by any foreign or local Governmental Authority (including any penalty, interest, fine, or addition thereto, whether disputed or not, payable in connection with any failure to pay or any delay in paying any of the same) or any other amount imposed on, or in respect of, any of the above.

“Tax Act” means the Income Tax Act (Canada).

“Tax Returns” means all returns, reports, declarations, statements, bills, schedules, forms or written information of, or in respect of, Taxes that are, or are required to be, filed with or supplied to any Taxation Authority.

“Taxation Authority” means any government, agency or authority that is entitled to impose Taxes or to administer any applicable Tax legislation.

“Time of Closing” means • •.m. (Toronto Time) on the Closing Date.

“Transfer Taxes” has the meaning set out in Section 4.02(1).

“Unadjusted Assets” means the Intellectual Property, customer lists, Books and Records, Permits and Licenses, the Head Office Lease and the Remaining Contracts.

1.02	Headings

The division of this Agreement into Articles and Sections and the insertion of a table of contents and headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement. The terms “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections and Schedules are to Articles and Sections of and Schedules to this Agreement.

1.03	Extended Meanings

In this Agreement words importing the singular number only include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, corporations, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures and Governmental Authorities. The term “including” means “including without limiting the generality of the foregoing”.

1.04	Statutory References

In this Agreement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute is to that statute as now enacted or as the same may from time to time be amended, re-enacted or replaced and includes any regulations made thereunder.

1.05	Accounting Principles

Wherever in this Agreement reference is made to a calculation to be made or an action to be taken in accordance with generally accepted accounting principles, such reference will be deemed to be to the generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor institute, applicable as at the date on which such calculation or action is made or taken or required to be made or taken.

1.06	Currency

All references to currency herein are to lawful money of Canada.

1.07	Schedules

The following are Schedules to this Agreement:

Schedule A - Purchased Assets; and

Schedule 2.03 - Purchase Price Allocation.

ARTICLE 2 - SALE AND PURCHASE

2.01	Assets to be Sold and Purchased

Upon and subject to the terms and conditions hereof, the Vendor will sell, assign, transfer and convey to the Purchaser and the Purchaser will purchase from the Vendor, at the Time of Closing, all of the right, title, benefit and interest of the Vendor in and to the Purchased Assets.

2.02	Purchase Price

The purchase price payable to the Vendor for the Purchased Assets (such amount being hereinafter referred to as the “Purchase Price”) will be:

(a)	in respect of the Purchased Assets, other than the Unadjusted Assets, $•, subject to adjustment in accordance with Section 2.05; and

(b)	in respect of each of the Unadjusted Assets, an amount equal to the Vendor’s cost thereof,

which amounts the parties estimate to be the fair market value of the Purchased Assets.

2.03	Purchase Price Allocation

                            The Vendor and the Purchaser agree to allocate the Purchase Price in accordance with the provisions of Schedule 2.03 and to execute and file all Tax Returns and prepare all financial statements, returns and other instruments on the basis of this allocation. The Vendor and the Purchaser also agree to timely notify the other party in the event of an examination, audit or other proceeding regarding this allocation.

2.04	Payment of Purchase Price

The obligation of the Purchaser to pay the Purchase Price to the Vendor will be satisfied in full and evidenced by the issuance and delivery by the Purchaser of one (1) Share to the Vendor at the Time of Closing.

2.05	Closing Adjustment

(1) On or before the date that is 90 days after the Closing Date, the Purchaser will prepare and deliver to the Vendor an unaudited balance sheet as at the Closing Date (the “Closing Balance Sheet”) and a statement of adjustments (the “Closing Statement” and, together with the Closing Balance Sheet, the “Statements”) detailing the particulars of any required adjustments in the calculation of the Purchase Price with respect to the Purchased Assets other than the Unadjusted Assets. If requested by the Vendor, the Purchaser will permit the Vendor and its auditors and other representatives to review the working papers and other documentation used or prepared in connection with the preparation of, or that otherwise form the basis of, the Statements.

(2) If the Closing Statement, as determined by the Purchaser, exceeds, or is less than, the Purchase Price, the Purchase Price will be increased or decreased accordingly.

2.06	Non-Assignable Contracts and Commitments

(1)
The Vendor will use commercially reasonable efforts (other than the payment of money or assumption of obligations) to obtain any third party consents or waivers necessary to permit the assignment to, and assumption by, the Purchaser of all of the contracts and other commitments to be assigned to and assumed by the Purchaser pursuant to this Agreement.

(2)
Nothing in this Agreement will constitute an agreement to assign or an attempted assignment of any contract or other commitment for which any requisite consent or waiver to the assignment thereof has not been obtained. To the extent permitted by Applicable Law, if any requisite consent or waiver to the assignment thereof has not been obtained on or prior to the Time of Closing, the applicable contract or other commitment will be held by the Vendor in trust for the benefit of the Purchaser and the Purchaser will perform the obligations of the Vendor thereunder and be entitled to receive all money becoming due and payable under and other benefits derived from the contract or other commitment immediately after receipt by the Vendor.

ARTICLE 3 - REPRESENTATIONS AND WARRANTIES

3.01	Vendor’s Representations and Warranties

The Vendor hereby makes to the Purchaser the following representations and warranties and acknowledges that the Purchaser is relying upon such representations and warranties in connection with entering into this Agreement.

(a)	The Vendor is a corporation duly incorporated, organized and subsisting under the laws of Canada with the corporate power to own its assets and to carry on its business.

(b)	The Vendor has the power, authority and right to enter into and deliver this Agreement and to complete the transactions contemplated to be completed by the Vendor hereunder.

(c)
This Agreement constitutes a valid and legally binding obligation of the Vendor, enforceable against the Vendor in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court.

(d)	Neither the entering into nor the delivery of this Agreement nor the completion of the transactions contemplated hereby by the Vendor will result in the violation of:

(i)	any of the provisions of the constating documents or by-laws of the Vendor;

(ii)	any agreement or other instrument to which the Vendor is a party or by which the Vendor is bound; or

(iii)	any Applicable Law.

(e)	The Vendor is registered under Part IX of the Excise Tax Act (Canada) with registration number 13175 3915 RT0001.

(f)	The Vendor is not a non-resident person within the meaning of section 116 of the Tax Act.

(g)
The Vendor has duly elected in prescribed form and jointly with the Purchaser to have the rules contained in subsection 156(2) of Part IX of the Excise Tax Act (Canada) apply to the purchase and sale of the Purchased Assets contemplated hereunder, which election remains valid and in effect.

3.02	Purchaser’s Representations and Warranties

The Purchaser hereby makes to the Vendor the following representations and warranties and acknowledges that the Vendor is relying upon such representations and warranties in connection with entering into this Agreement:

(a)	The Purchaser is a corporation duly incorporated, organized and subsisting under the laws of Canada with the corporate power to own its assets and to carry on its business.

(b)	The Purchaser has the power, authority and right to enter into and deliver this Agreement and to complete the transactions contemplated to be completed by the Purchaser hereunder.

(c)
This Agreement constitutes a valid and legally binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court.

(d)	Neither the entering into nor the delivery of this Agreement nor the completion of the transactions contemplated hereby by the Purchaser will result in a violation of:

(i)	any of the provisions of the constating documents or by-laws of the Purchaser;

(ii)	any agreement or other instrument to which the Purchaser is a party or by which the Purchaser is bound; or

(iii)	any Applicable Law.

(e)	The Purchaser is registered under Part IX of the Excise Tax Act (Canada) with registration number 88289 4165 RT0001.

(f)
The Purchaser has duly elected in prescribed form and jointly with the Vendor to have the rules contained in subsection 156(2) of Part IX of the Excise Tax Act (Canada) apply to the purchase and sale of the Purchased Assets contemplated hereunder, which election remains valid and in effect.

3.03	Survival of Representations, Warranties and Covenants

(1)	The respective representations and warranties of the Vendor and the Purchaser contained in this Agreement shall survive the completion of the sale and purchase of the Purchased

Assets herein provided for and, notwithstanding such completion, will continue in full force and effect for a period of two years from the Closing Date.

(2)
The respective covenants of the Vendor and the Purchaser contained in this Agreement shall survive the completion of the sale and purchase of the Purchased Assets herein provided for and, notwithstanding such completion, shall continue in full force and effect for the benefit of the Vendor or the Purchaser, as applicable, in accordance with the terms thereof.

ARTICLE 4 - COVENANTS

4.01	Covenants of the Vendor

(1)
The Vendor, immediately after the Closing Date at the Purchaser’s expense and written direction, will file all necessary notices with all relevant Governmental Authorities evidencing the sale of the Purchased Assets to the Purchaser.

4.02	Covenants of the Purchaser

(1)
The Purchaser will be liable for and will pay, or will cause to be paid, all transfer, value added, ad-valorem, excise, sales, use, consumption, goods or services, harmonized sales, retail sales, social services, or other similar taxes or duties (collectively, “Transfer Taxes”) payable under any Applicable Law on or with respect to the sale and purchase of the Purchased Assets under this Agreement. The Purchaser will prepare and file any affidavits or returns required in connection with the foregoing at its own cost and expense. To the extent that any Transfer Taxes are required to be paid by or are imposed upon the Vendor, the Purchaser will reimburse, or will cause to be reimbursed, to the Vendor such taxes within five Business Days of payment of such taxes by the Vendor. All amounts payable by the Purchaser to the Vendor hereunder do not include Transfer Taxes.

(2)	The Purchaser shall provide the Vendor with a purchase exemption certificate for any tangible Purchased Assets that are exempt from Ontario retail sales tax.

4.03	Cooperation

Each of the Purchaser and the Vendor shall use commercially reasonable efforts, at the expense of the Purchaser, to provide such information and assistance as is reasonably necessary to assist the Purchaser in obtaining all necessary consents, approvals, conveyances, assurances, assignments or any other documentation necessary or reasonably required by the Purchaser to transfer all of the Vendor’s right, title and interest in and to the Purchased Assets to the Purchaser, subject to all existing Charges.

4.04	Cooperation on Tax Matters

Each of the Vendor and the Purchaser will, to the extent reasonably within such party’s control, taking into account such party’s access to books and records, furnish or cause to be furnished to each other, at the expense of the Purchaser, as promptly as practicable, such information and assistance, and provide additional information and explanations of any materials provided, relating to the Purchased Assets as is reasonably necessary for the filing of any tax returns, for the preparation of any audit, and for the prosecution or defence of any Claim, suit or proceeding relating to any adjustment or proposed adjustment with respect to taxes.

ARTICLE 5 - CONDITIONS

5.01	Conditions for the Benefit of the Purchaser

(1)
The sale by the Vendor and the purchase by the Purchaser of the Purchased Assets is subject to the following conditions, which are for the exclusive benefit of the Purchaser and which are to be performed or complied with at or prior to the Time of Closing:

(a)	the representations and warranties of the Vendor set forth in Section 3.01 will be true and correct at the Time of Closing with the same force and effect as if made at and as of such time;

(b)	the Vendor will have performed or complied with all of the terms, covenants and conditions of this Agreement to be performed or complied with by the Vendor at or prior to the Time of Closing;

(c)
the Purchaser will be furnished with such certificates or other instruments (including instruments of conveyance with respect to the Purchased Assets) of the Vendor or of officers of the Vendor as the Purchaser or the Purchaser’s counsel may reasonably think necessary in order to establish that the terms, covenants and conditions contained in this Agreement to have been performed or complied with by the Vendor at or prior to the Time of Closing have been performed or complied with and that the representations and warranties of the Vendor herein given are true and correct at the Time of Closing;

(d)	there will have been obtained from all appropriate Governmental Authorities such approvals or consents as are required to permit the change of ownership of the Purchased Assets contemplated hereby;

(e)
no action or proceeding in Canada will be pending or threatened by any person, or Governmental Authority to enjoin, restrict or prohibit the sale and purchase of the Purchased Assets contemplated hereby; and

(f)	all necessary steps and proceedings will have been taken to permit the Purchased Assets to be duly and regularly transferred to and registered in the name of the Purchaser.

(2)
In case any term or covenant of the Vendor or condition to be performed or complied with for the benefit of the Purchaser at or prior to the Time of Closing has not been performed or complied with at or prior to the Time of Closing, the Purchaser, without limiting any other right that the Purchaser has, may at its sole option either:

(a)	rescind this Agreement by notice to the Vendor, and in such event the Purchaser will be released from all obligations hereunder; or

(b)
waive compliance with any such term, covenant or condition in whole or in part on such terms as may be agreed upon without prejudice to any of its rights of rescission in the event of non-performance of any other term, covenant or condition in whole or in part;

and, if the Purchaser rescinds this Agreement pursuant to Section 5.01(2)(a), the Vendor will also be released from all obligations hereunder unless the term, covenant or condition for which the Purchaser has rescinded this Agreement was one that the Vendor had covenanted to ensure had been performed or complied with, in which event the Vendor will be liable to the Purchaser for any Claims incurred by the Purchaser directly or indirectly as a result of such breach.

5.02	Conditions for the Benefit of the Vendor

(1)
The sale by the Vendor and the purchase by the Purchaser of the Purchased Assets is subject to the following conditions, which are for the exclusive benefit of the Vendor and which are to be performed or complied with at or prior to the Time of Closing:

(a)	the representations and warranties of the Purchaser set forth in Section 3.02 will be true and correct at the Time of Closing with the same force and effect as if made at and as of such time;

(b)
the Purchaser will have performed or complied with all of the terms, covenants and conditions of this Agreement to be performed or complied with by the Purchaser at or prior to the Time of Closing; and

(c)
the Vendor will be furnished with such certificates or other instruments of the Purchaser or of officers of the Purchaser as the Vendor or the Vendor’s counsel may reasonably think necessary in order to establish that the terms, covenants and conditions contained in this Agreement to have been performed or complied with by the Purchaser at or prior to the Time of Closing have been performed or complied with and that the representations and warranties of the Purchaser herein given are true and correct at the Time of Closing.

(2)
In case any term or covenant of the Purchaser or condition to be performed or complied with for the benefit of the Vendor at or prior to the Time of Closing has not been performed or complied with at or prior to the Time of Closing, the Vendor, without limiting any other right that the Vendor has, may at its sole option either:

(a)	rescind this Agreement by notice to the Purchaser, and in such event the Vendor will be released from all obligations hereunder; or

(b)
waive compliance with any such term, covenant or condition in whole or in part on such terms as may be agreed upon without prejudice to any of its rights of rescission in the event of non-performance of any other term, covenant or condition in whole or in part;

and, if the Vendor rescinds this Agreement pursuant to Section 5.02(2)(a), the Purchaser will also be released from all obligations hereunder unless the term, covenant or condition for which the Vendor has rescinded this Agreement was one that the Purchaser had covenanted to ensure had been performed or complied with, in which event the Purchaser will be liable to the Vendor for any Claims incurred by the Vendor directly or indirectly as a result of such breach.

ARTICLE 6 - CLOSING ARRANGEMENTS

6.01	Closing

The sale and purchase of the Purchased Assets will be completed at the Time of Closing at the offices of McCarthy Tétrault LLP, Suite 4700, Toronto Dominion Bank Tower, Toronto -Dominion Bank Centre, Toronto, Ontario M5K 1E6.

6.02	Examination of Records and Assets

The Purchaser will preserve any documents provided to it by the Vendor prior to the Closing Date for a period of five years from the Closing Date, or for such other period as is required by any Applicable Law, and will permit the Vendor and its authorized representatives reasonable access thereto in connection with the affairs of the Vendor, but the Purchaser will not be responsible or liable to the Vendor for or as a result of any loss or destruction of or damage to any such documents.

ARTICLE 7 - GENERAL

7.01	Further Assurances

Each of the Vendor and the Purchaser will from time to time execute and deliver all such further documents and instruments and do all acts and things as the other party may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

7.02	Time of the Essence

Time is of the essence of this Agreement.

7.03	Benefit of the Agreement

This Agreement will enure to the benefit of and be binding upon the respective heirs, executors, administrators, other legal representatives, successors and permitted assigns of the parties hereto.

7.04	Entire Agreement

Except for the various collateral agreements entered into in connection with the Arrangement, this Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the parties hereto with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the parties other than as expressly set forth in this Agreement.

7.05	Amendments and Waivers

No amendment to this Agreement will be valid or binding unless set forth in writing and duly executed by both of the parties hereto. No waiver of any breach of any provision of this Agreement will be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided, will be limited to the specific breach waived.

7.06	Notices

Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and will be given by personal delivery, by registered mail, by facsimile or by electronic means of communication addressed to the recipient as follows:

To the Vendor:

2 Meridian Road
Toronto, Ontario M9W 4Z7

Fax No.: 416-798-2200
Email: ewilliams@lorusthera.com

Attention: Director of Finance

To the Purchaser:

2 Meridian Road
Toronto, Ontario M9W 4Z7

Fax No.: 416-798-2200
Email: ewilliams@lorusthera.com

Attention: Director of Finance

or to such other street address, individual or electronic communication number or address as may be designated by notice given by either party to the other. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by registered mail, on the fourth Business Day following the deposit thereof in the mail and, if given by facsimile or electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the Business Day during which such normal business hours next occur if not given during such hours on any day. If the party giving any demand, notice or other communication knows or ought reasonably to know of any difficulties with the postal system that might affect the delivery of mail, any such demand, notice or other communication may not be mailed but must be given by personal delivery, by facsimile or by electronic communication.

7.07	Governing Law

This Agreement is governed by and will be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

7.08	Counterparts

This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.

7.09	Facsimiles

Delivery of an executed signature page to this Agreement by any party by electronic transmission will be as effective as delivery of a manually executed copy of this Agreement by such party.

[Remainder of page left intentionally blank.]

IN WITNESS WHEREOF the parties have executed this Agreement.

GENESENSE TECHNOLOGIES INC.

Per:

Per:

4325231 CANADA INC.

Per:

Per:

SCHEDULE A

All of the Vendor’s right, title and interest in and to the following assets:

•	computer hardware;
•	computer software;
•	machinery and equipment;
•	office furniture and equipment;
•	operating and scientific inventory;
•	Intellectual Property;
•	customer lists;
•	Books and Records;
•	Permits and Licences;
•	the Head Office Lease; and
•	the Remaining Contracts.

SCHEDULE 2.03

Purchase Price Allocation

No.	Purchased Asset	Amount of Purchase Price Allocated Thereto
1.	computer hardware	$•
2.	computer software	$•
3.	machinery and equipment	$•
4.	office furniture and equipment	$•
5.	operating and scientific inventories	$•
6.	Intellectual Property, customer lists and Books and Records	$1.00
7.	Permits and Licences	$1.00
8.	the Head Office Lease	$•
9.	the Remaining Contracts	$0.00. The purchase price is satisfied in full by the assumption by the Purchaser of all of the Vendor’s obligations and liabilities under the Remaining Contracts.
10.	the Remaining Assets	$•

SCHEDULE F
PREPAID EXPENSES AND RECEIVABLES TRANSFER AGREEMENT

[Prepaid Expenses and Receivables Transfer Agreement]

ASSET PURCHASE AGREEMENT

BETWEEN
4325231 CANADA INC.
AND
GENESENSE TECHNOLOGIES INC.
MADE AS OF
•, 2007

McCarthy Tétrault LLP

ARTICLE 1 - INTERPRETATION		1
1.01	Definitions	1
1.02	Headings	2
1.03	Extended Meanings	3
1.04	Statutory References	3
1.05	Accounting Principles	3
1.06	Currency	3
1.07	Schedules	3
ARTICLE 2 - SALE AND PURCHASE		3
2.01	Assets to be Sold and Purchased	3
2.02	Purchase Price	4
2.03	Payment of Purchase Price	4
2.04	Closing Adjustment	4
ARTICLE 3 - REPRESENTATIONS AND WARRANTIES		4
3.01	Vendor’s Representations and Warranties	4
3.02	Purchaser’s Representations and Warranties	5
3.03	Survival of Representations, Warranties and Covenants	6
ARTICLE 4 - COVENANTS		6
4.01	Covenants of the Vendor	6
4.02	Covenants of the Purchaser	7
4.03	Cooperation	7
4.04	Cooperation on Tax Matters	7
ARTICLE 5 - CONDITIONS		7
5.01	Conditions for the Benefit of the Purchaser	7
5.02	Conditions for the Benefit of the Vendor	9
ARTICLE 6 - CLOSING ARRANGEMENTS		10
6.01	Closing	10
6.02	Examination of Records and Assets	10
ARTICLE 7 - GENERAL		10
7.01	Further Assurances	10
7.02	Time of the Essence	10
7.03	Benefit of the Agreement	10
7.04	Entire Agreement	10
7.05	Amendments and Waivers	10
7.06	Notices	11
7.07	Governing Law	12
7.08	Counterparts	12
7.09	Facsimiles	12

ASSET PURCHASE AGREEMENT

THIS AGREEMENT is made as of •, 2007

BETWEEN

4325231 CANADA INC., a corporation incorporated under the laws of Canada (the “Vendor”),

- and -

GENESENSE TECHNOLOGIES INC., a corporation incorporated under the laws of Canada (the “Purchaser”).

WHEREAS the Vendor is a life sciences company focused on research and development of effective anticancer development stage therapies with high safety;

AND WHEREAS the Vendor desires to sell and the Purchaser desires to purchase certain of the assets of the Vendor pertaining to that business upon and subject to the terms and conditions set out in this Agreement;

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the parties agree as follows:

ARTICLE 1 - INTERPRETATION

1.01	Definitions

In this Agreement, unless something in the subject matter or context is inconsistent therewith:
“Agreement” means this asset purchase agreement, including its recitals and schedules, as amended from time to time.
“Applicable Law” means
(i)	any applicable domestic or foreign law including any statute, subordinate legislation or treaty, and

(ii)	any applicable guideline, directive, rule, standard, requirement, policy, order, judgment, injunction, award or decree of a Governmental Authority having the force of law.
“Business Day” means a day other than a Saturday, Sunday or statutory holiday in the Province of Ontario.
“Charges” means all liens, charges, encumbrances and/or rights of others.

“Claims” means all losses, damages, expenses, liabilities (whether accrued, actual, contingent, latent or otherwise), claims and demands of whatever nature or kind including all legal fees and costs on a solicitor and client basis.
“Closing Balance Sheet” has the meaning set out in Section 2.04(1).
“Closing Date” means •, 2007 or such other date as may be agreed to in writing between the Vendor and the Purchaser.
“Closing Statement” has the meaning set out in Section 2.04(1).
“Governmental Authority” means any domestic or foreign legislative, executive, judicial or administrative body or person having or purporting to have jurisdiction in the relevant circumstances.
“Permits” means all permits, consents, waivers, licences, certificates, approvals, authorizations, registrations, franchises, rights, privileges and exemptions, or any item with a similar effect, issued or granted by any person.
“Purchase Price” has the meaning set out in Section 2.02.
“Purchased Assets” means the prepaid expenses and receivables described in Schedule A.
“Share” means a common share in the capital of GeneSense.
“Statements” has the meaning set out in Section 2.04(1).
“Tax Act” means the Income Tax Act (Canada).
“Time of Closing” means • •.m. (Toronto Time) on the Closing Date.
“Transfer Taxes” has the meaning set out in Section 4.02(1).

1.02	Headings
The division of this Agreement into Articles and Sections and the insertion of a table of contents and headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement. The terms “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections and Schedules are to Articles and Sections of and Schedules to this Agreement.
1.03	Extended Meanings
In this Agreement words importing the singular number only include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, corporations, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures and Governmental Authorities. The term “including” means “including without limiting the generality of the foregoing”.
1.04	Statutory References
                           In this Agreement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute is to that statute as now enacted or as the same may from time to time be amended, re-enacted or replaced and includes any regulations made thereunder.
1.05	Accounting Principles
                           Wherever in this Agreement reference is made to a calculation to be made or an action to be taken in accordance with generally accepted accounting principles, such reference will be deemed to be to the generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor institute, applicable as at the date on which such calculation or action is made or taken or required to be made or taken.
1.06	Currency
All references to currency herein are to lawful money of Canada.
1.07	Schedules
The following is a Schedule to this Agreement:
Schedule A - Purchased Assets.
ARTICLE 2 - SALE AND PURCHASE

2.01	Assets to be Sold and Purchased

Upon and subject to the terms and conditions hereof, the Vendor will sell, assign, transfer and convey to the Purchaser and the Purchaser will purchase from the Vendor, at the Time of Closing, all of the right, title, benefit and interest of the Vendor in and to the Purchased Assets.
2.02	Purchase Price
The purchase price payable to the Vendor for the Purchased Assets (such amount being hereinafter referred to as the “Purchase Price”) will be $•, subject to adjustment in accordance with Section 2.04, which amount the parties estimate to be the fair market value of the Purchased Assets.

2.03	Payment of Purchase Price
The obligation of the Purchaser to pay the Purchase Price to the Vendor will be satisfied in full and evidenced by the issuance and delivery by the Purchaser of one (1) Share to the Vendor at the Time of Closing.
2.04	Closing Adjustment
(1) On or before the date that is 90 days after the Closing Date, the Purchaser will prepare and deliver to the Vendor an unaudited balance sheet as at the Closing Date (the “Closing Balance Sheet”) and a statement of adjustments (the “Closing Statement” and, together with the Closing Balance Sheet, the “Statements”) detailing the particulars of any required adjustments to the calculation of the Purchase Price. If requested by the Vendor, the Purchaser will permit the Vendor and its auditors and other representatives to review the working papers and other documentation used or prepared in connection with the preparation of, or that otherwise form the basis of, the Statements.
(2) If the Closing Statement, as determined by the Purchaser, exceeds, or is less than, the Purchase Price, the Purchase Price will be increased or decreased accordingly.

ARTICLE 3 - REPRESENTATIONS AND WARRANTIES

3.01	Vendor’s Representations and Warranties
The Vendor hereby makes to the Purchaser the following representations and warranties and acknowledges that the Purchaser is relying upon such representations and warranties in connection with entering into this Agreement.
(a)	The Vendor is a corporation duly incorporated, organized and subsisting under the laws of Canada with the corporate power to own its assets and to carry on its business.

(b)	The Vendor has the power, authority and right to enter into and deliver this Agreement and to complete the transactions contemplated to be completed by the Vendor hereunder.

(c)
This Agreement constitutes a valid and legally binding obligation of the Vendor, enforceable against the Vendor in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court.

(d)	Neither the entering into nor the delivery of this Agreement nor the completion of the transactions contemplated hereby by the Vendor will result in the violation of:

(i)	any of the provisions of the constating documents or by-laws of the Vendor;

(ii)	any agreement or other instrument to which the Vendor is a party or by which the Vendor is bound; or

(iii)	any Applicable Law.

(e)	The Vendor is registered under Part IX of the Excise Tax Act (Canada) with registration number 13175 3915 RT0001.

(f)	The Vendor is not a non-resident person within the meaning of section 116 of the Tax Act.

(g)
The Vendor has duly elected in prescribed form and jointly with the Purchaser to have the rules contained in subsection 156(2) of Part IX of the Excise Tax Act (Canada) apply to the purchase and sale of the Purchased Assets contemplated hereunder, which election remains valid and in effect.

3.02	Purchaser’s Representations and Warranties

The Purchaser hereby makes to the Vendor the following representations and warranties and acknowledges that the Vendor is relying upon such representations and warranties in connection with entering into this Agreement:

(a)	The Purchaser is a corporation duly incorporated, organized and subsisting under the laws of Canada with the corporate power to own its assets and to carry on its business.

(b)	The Purchaser has the power, authority and right to enter into and deliver this Agreement and to complete the transactions contemplated to be completed by the Purchaser hereunder.

(c)
This Agreement constitutes a valid and legally binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court.

(d)	Neither the entering into nor the delivery of this Agreement nor the completion of the transactions contemplated hereby by the Purchaser will result in a violation of:

(i)	any of the provisions of the constating documents or by-laws of the Purchaser;

(ii)	any agreement or other instrument to which the Purchaser is a party or by which the Purchaser is bound; or

(iii)	any Applicable Law.

(e)	The Purchaser is registered under Part IX of the Excise Tax Act (Canada) with registration number 88289 4165 RT0001.

(f)
The Purchaser has duly elected in prescribed form and jointly with the Vendor to have the rules contained in subsection 156(2) of Part IX of the Excise Tax Act (Canada) apply to the purchase and sale of the Purchased Assets contemplated hereunder, which election remains valid and in effect.

3.03	Survival of Representations, Warranties and Covenants

(1)
The respective representations and warranties of the Vendor and the Purchaser contained in this Agreement shall survive the completion of the sale and purchase of the Purchased Assets herein provided for and, notwithstanding such completion, will continue in full force and effect for a period of two years from the Closing Date.

(2)
The respective covenants of the Vendor and the Purchaser contained in this Agreement shall survive the completion of the sale and purchase of the Purchased Assets herein provided for and, notwithstanding such completion, will continue in full force and effect for the benefit of the Vendor or the Purchaser, as applicable, in accordance with the terms thereof.

ARTICLE 4 - COVENANTS

4.01	Covenants of the Vendor

(1)
The Vendor, immediately after the Closing Date at the Purchaser’s expense and written direction, will file all necessary notices with all relevant Governmental Authorities evidencing the sale of the Purchased Assets to the Purchaser.

4.02	Covenants of the Purchaser

(1)
The Purchaser will be liable for and will pay, or will cause to be paid, all transfer, value added, ad-valorem, excise, sales, use, consumption, goods or services, harmonized sales, retail sales, social services, or other similar taxes or duties (collectively, “Transfer Taxes”) payable under any Applicable Law on or with respect to the sale and purchase of the Purchased Assets under this Agreement. The Purchaser will prepare and file any affidavits or returns required in connection with the foregoing at its own cost and expense. To the extent that any Transfer Taxes are required to be paid by or are imposed upon the Vendor, the Purchaser will reimburse, or will cause to be reimbursed, to the Vendor such taxes within five Business Days of payment of such taxes by the Vendor. All amounts payable by the Purchaser to the Vendor hereunder do not include Transfer Taxes.

4.03	Cooperation

Each of the Purchaser and the Vendor shall use commercially reasonable efforts, at the expense of the Purchaser, to provide such information and assistance as is reasonably necessary to assist the Purchaser in obtaining all necessary consents, approvals, conveyances, assurances, assignments or any other documentation necessary or reasonably required by the Purchaser to transfer all of the Vendor’s right, title and interest in and to the Purchased Assets to the Purchaser, subject to all existing Charges.

4.04	Cooperation on Tax Matters

Each of the Vendor and the Purchaser will, to the extent reasonably within such party’s control, taking into account such party’s access to books and records, furnish or cause to be furnished to each other, at the expense of the Purchaser, as promptly as practicable, such information and assistance, and provide additional information and explanations of any materials provided, relating to the Purchased Assets as is reasonably necessary for the filing of any tax returns, for the preparation of any audit, and for the prosecution or defence of any Claim, suit or proceeding relating to any adjustment or proposed adjustment with respect to taxes.

ARTICLE 5 - CONDITIONS

5.01	Conditions for the Benefit of the Purchaser

(1)
The sale by the Vendor and the purchase by the Purchaser of the Purchased Assets is subject to the following conditions, which are for the exclusive benefit of the Purchaser and which are to be performed or complied with at or prior to the Time of Closing:

(a)	the representations and warranties of the Vendor set forth in Section 3.01 will be true and correct at the Time of Closing with the same force and effect as if made at and as of such time;

(b)	the Vendor will have performed or complied with all of the terms, covenants and conditions of this Agreement to be performed or complied with by the Vendor at or prior to the Time of Closing;

(c)
the Purchaser will be furnished with such certificates or other instruments (including instruments of conveyance with respect to the Purchased Assets) of the Vendor or of officers of the Vendor as the Purchaser or the Purchaser’s counsel may reasonably think necessary in order to establish that the terms, covenants and conditions contained in this Agreement to have been performed or complied with by the Vendor at or prior to the Time of Closing have been performed or complied with and that the representations and warranties of the Vendor herein given are true and correct at the Time of Closing;

(d)	there will have been obtained from all appropriate Governmental Authorities such approvals or consents as are required to permit the change of ownership of the Purchased Assets contemplated hereby;

(e)
no action or proceeding in Canada will be pending or threatened by any person, or Governmental Authority to enjoin, restrict or prohibit the sale and purchase of the Purchased Assets contemplated hereby; and

(f)	all necessary steps and proceedings will have been taken to permit the Purchased Assets to be duly and regularly transferred to and registered in the name of the Purchaser.

(2)
In case any term or covenant of the Vendor or condition to be performed or complied with for the benefit of the Purchaser at or prior to the Time of Closing has not been performed or complied with at or prior to the Time of Closing, the Purchaser, without limiting any other right that the Purchaser has, may at its sole option either:

(a)	rescind this Agreement by notice to the Vendor, and in such event the Purchaser will be released from all obligations hereunder; or

(b)
waive compliance with any such term, covenant or condition in whole or in part on such terms as may be agreed upon without prejudice to any of its rights of rescission in the event of non-performance of any other term, covenant or condition in whole or in part;

and, if the Purchaser rescinds this Agreement pursuant to Section 5.01(2)(a), the Vendor will also be released from all obligations hereunder unless the term, covenant or condition for which the Purchaser has rescinded this Agreement was one that the Vendor had covenanted to ensure had been performed or complied with, in which event the Vendor will be liable to the Purchaser for any Claims incurred by the Purchaser directly or indirectly as a result of such breach.

5.02	Conditions for the Benefit of the Vendor

(1)
The sale by the Vendor and the purchase by the Purchaser of the Purchased Assets is subject to the following conditions, which are for the exclusive benefit of the Vendor and which are to be performed or complied with at or prior to the Time of Closing:

(a)	the representations and warranties of the Purchaser set forth in Section 3.02 will be true and correct at the Time of Closing with the same force and effect as if made at and as of such time;

(b)
the Purchaser will have performed or complied with all of the terms, covenants and conditions of this Agreement to be performed or complied with by the Purchaser at or prior to the Time of Closing; and

(c)
the Vendor will be furnished with such certificates or other instruments of the Purchaser or of officers of the Purchaser as the Vendor or the Vendor’s counsel may reasonably think necessary in order to establish that the terms, covenants and conditions contained in this Agreement to have been performed or complied with by the Purchaser at or prior to the Time of Closing have been performed or complied with and that the representations and warranties of the Purchaser herein given are true and correct at the Time of Closing.

(2)
In case any term or covenant of the Purchaser or condition to be performed or complied with for the benefit of the Vendor at or prior to the Time of Closing has not been performed or complied with at or prior to the Time of Closing, the Vendor, without limiting any other right that the Vendor has, may at its sole option either:

(a)	rescind this Agreement by notice to the Purchaser, and in such event the Vendor will be released from all obligations hereunder; or

(b)
waive compliance with any such term, covenant or condition in whole or in part on such terms as may be agreed upon without prejudice to any of its rights of rescission in the event of non-performance of any other term, covenant or condition in whole or in part;

and, if the Vendor rescinds this Agreement pursuant to Section 5.02(2)(a), the Purchaser will also be released from all obligations hereunder unless the term, covenant or condition for which the Vendor has rescinded this Agreement was one that the Purchaser had covenanted to ensure had been performed or complied with, in which event the Purchaser will be liable to the Vendor for any Claims incurred by the Vendor directly or indirectly as a result of such breach.

ARTICLE 6 - CLOSING ARRANGEMENTS

6.01	Closing

The sale and purchase of the Purchased Assets will be completed at the Time of Closing at the offices of McCarthy Tétrault LLP, Suite 4700, Toronto Dominion Bank Tower, Toronto -Dominion Bank Centre, Toronto, Ontario M5K 1E6.

6.02	Examination of Records and Assets

The Purchaser will preserve any documents provided to it by the Vendor prior to the Closing Date for a period of five years from the Closing Date, or for such other period as is required by any Applicable Law, and will permit the Vendor and its authorized representatives reasonable access thereto in connection with the affairs of the Vendor, but the Purchaser will not be responsible or liable to the Vendor for or as a result of any loss or destruction of or damage to any such documents.

ARTICLE 7 - GENERAL

7.01	Further Assurances

Each of the Vendor and the Purchaser will from time to time execute and deliver all such further documents and instruments and do all acts and things as the other party may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

7.02	Time of the Essence

Time is of the essence of this Agreement.

7.03	Benefit of the Agreement

This Agreement will enure to the benefit of and be binding upon the respective heirs, executors, administrators, other legal representatives, successors and permitted assigns of the parties hereto.

7.04	Entire Agreement

Except for the various collateral agreements entered into in connection with the Arrangement, this Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the parties hereto with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the parties other than as expressly set forth in this Agreement.

7.05	Amendments and Waivers

No amendment to this Agreement will be valid or binding unless set forth in writing and duly executed by both of the parties hereto. No waiver of any breach of any provision of this Agreement will be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided, will be limited to the specific breach waived.

7.06	Notices

Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and will be given by personal delivery, by registered mail, by facsimile or by electronic means of communication addressed to the recipient as follows:

To the Vendor:

2 Meridian Road
Toronto, Ontario M9W 4Z7

Fax No.:            416-798-2200
Email:  ewilliams@lorusthera.com

Attention:        Director of Finance

To the Purchaser:

2 Meridian Road
Toronto, Ontario M9W 4Z7

Fax No.:            416-798-2200
Email:  ewilliams@lorusthera.com

Attention:        Director of Finance

or to such other street address, individual or electronic communication number or address as may be designated by notice given by either party to the other. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by registered mail, on the fourth Business Day following the deposit thereof in the mail and, if given by facsimile or electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the Business Day during which such normal business hours next occur if not given during such hours on any day. If the party giving any demand, notice or other communication knows or ought reasonably to know of any difficulties with the postal system that might affect the delivery of mail, any such demand, notice or other communication may not be mailed but must be given by personal delivery, by facsimile or by electronic communication.

7.07	Governing Law

This Agreement is governed by and will be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

7.08	Counterparts

This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.

7.09	Facsimiles

Delivery of an executed signature page to this Agreement by any party by electronic transmission will be as effective as delivery of a manually executed copy of this Agreement by such party.

[Remainder of page left intentionally blank]

IN WITNESS WHEREOF the parties have executed this Agreement.

GENESENSE TECHNOLOGIES INC.

Per:

Per:

4325231 CANADA INC.

Per:

Per:

SCHEDULE A

Purchased Assets

All of the Vendor’s right, title and interest in and to the following assets:
•	$• in respect of accounts receivable;
•	$• in respect of GST input tax credits;
•	$• in respect of QST input tax credits;
•	$• in respect of accrued interest;
•	$• in respect of employee advances;
•	$• in respect of prepaid amounts;
•	$• in respect of security deposits and advances;
•	$• in respect of investment tax credits; and
•	$• in respect of deferred financing costs.

SCHEDULE G
GENESENSE SHARE PURCHASE AGREEMENT

[GeneSense Share Purchase Agreement]

SHARE PURCHASE AGREEMENT
BETWEEN
4325231 CANADA INC.
AND
LORUS THERAPEUTICS INC.
MADE AS OF
•, 2007

McCarthy Tétrault LLP

SHARE PURCHASE AGREEMENT

ARTICLE 1 - INTERPRETATION		1
1.01	Definitions	1
1.02	Headings	2
1.03	Extended Meanings	3
1.04	Statutory References	3
1.05	Accounting Principles	3
1.06	Currency	3
1.07	Schedules	3
ARTICLE 2 - PURCHASE AND SALE		4
2.01	Shares to be Sold and Purchased	4
2.02	Purchase Price	4
2.03	Satisfaction of Purchase Price	4
2.04	Closing	4
2.05	Closing Adjustment	4
ARTICLE 3 - REPRESENTATIONS AND WARRANTIES		5
3.01	Vendor’s Representations and Warranties	5
3.02	Purchaser’s Representations and Warranties	6
3.03	Survival of Representations, Warranties and Covenants	6
ARTICLE 4 - COVENANTS		7
4.01	Cooperation	7
4.02	Cooperation on Tax Matters	7
ARTICLE 5 - CONDITIONS		7
5.01	Conditions for the Benefit of the Purchaser	7
5.02	Conditions for the Benefit of the Vendor	8
ARTICLE 6 - GENERAL		9
6.01	Further Assurances	9
6.02	Time of the Essence	9
6.03	Benefit of the Agreement	9
6.04	Entire Agreement	10
6.05	Amendments and Waiver	10
6.06	Notices	10
6.07	Governing Law	11
6.08	Counterparts	11
6.09	Facsimiles	11

SHARE PURCHASE AGREEMENT

THIS AGREEMENT made as of •, 2007;

B E T W E E N:

LORUS THERAPEUTICS INC., a corporation incorporated under the laws of Canada (the “Purchaser”),

- and -

4325231 CANADA INC., a corporation incorporated under the laws of Canada (the “Vendor”).

WHEREAS the Vendor is the beneficial owner of the Shares;

AND WHEREAS TEMIC is the registered owner of the Shares and has consented to the sale of the Shares as contemplated herein;

AND WHEREAS the Vendor desires to sell and the Purchaser desires to purchase the Shares upon and subject to the terms and conditions hereinafter set forth;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and the covenants and agreements herein contained the parties hereto agree as follows:

ARTICLE 1 - INTERPRETATION

1.01	Definitions

In this Agreement, unless something in the subject matter or context is inconsistent therewith:

“Agreement” means this share purchase agreement, including its recitals and schedules, as amended from time to time and all amendments made hereto by written agreement between the Vendor and the Purchaser.

“Applicable Law” means

(i)	any applicable domestic or foreign law including any statute, subordinate legislation or treaty, and

(ii)	any applicable guideline, directive, rule, standard, requirement, policy, order, judgment, injunction, award or decree of a Governmental Authority having the force of law.

“Assumed Liabilities” means the liabilities described in Schedule B attached to this Agreement;

“Business Day” means a day other than a Saturday, Sunday or statutory holiday in the Province of Ontario.

“Charges” means all liens, charges, encumbrances and/or rights of others.

“Closing Date” means •, 2007 or such other date as may be agreed to in writing between the Vendor and the Purchaser.

“Closing Statement” has the meaning set forth in Section 2.05(1).

“Corporation” means GeneSense Technologies Inc., a corporation incorporated under the laws of Canada.

“Governmental Authority” means any domestic or foreign legislative, executive, judicial or administrative body or person having or purporting to have jurisdiction in the relevant circumstances.

“Newco Note 2” has the meaning set forth in Section 2.03(1)(b).

“Permitted Encumbrances” means the Charges described in Schedule C attached to this Agreement.

“Prepaid Expenses and Receivables Transfer Agreement” means the prepaid expenses and receivables transfer agreement dated as of •, 2007 between the Vendor and GeneSense Technologies Inc.

“Purchase Price” has the meaning set forth in Section 2.02.

“Share Pledge Agreement” has the meaning set forth in Section 3.01(c).

“Shares” means all of the issued and outstanding common shares of the Corporation.

“Tangible Business Assets Transfer Agreement” means the tangible business assets transfer agreement dated as of •, 2007 between the Vendor and GeneSense Technologies Inc.

“Tax Act” means the Income Tax Act (Canada).

“TEMIC” means The Erin Mills Investment Corporation.

“Time of Closing” means • •.m. (Toronto Time) on the Closing Date.

1.02	Headings

The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles and Sections are to Articles and Sections of this Agreement.

1.03	Extended Meanings

In this Agreement words importing the singular number only include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, corporations, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures and Governmental Authorities. The term “including” means “including without limiting the generality of the foregoing”.

1.04	Statutory References

In this Agreement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute is to that statute as now enacted or as the same may from time to time be amended, re-enacted or replaced and includes any regulations made thereunder.

1.05	Accounting Principles

Wherever in this Agreement reference is made to a calculation to be made or an action to be taken in accordance with generally accepted accounting principles, such reference will be deemed to be to the generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor institute, applicable as at the date on which such calculation or action is made or taken or required to be made or taken.

1.06	Currency

All references to currency herein are to lawful money of Canada.

1.07	Schedules

The following are Schedules to this Agreement:

Schedule A - Newco Note 2; and
Schedule B - Assumed Liabilities.

ARTICLE 2 - PURCHASE AND SALE

2.01	Shares to be Sold and Purchased

Upon and subject to the terms and conditions hereof, the Vendor will sell the Shares to the Purchaser and the Purchaser will purchase the Shares from the Vendor, as of the Time of Closing on the Closing Date.

2.02	Purchase Price

The purchase price payable to the Vendor for the Shares (such amount being hereinafter referred to as the “Purchase Price”) will be $•, subject to adjustment in accordance with Section 2.05, which amount the parties estimate to be the fair market value of the Shares.

2.03	Satisfaction of Purchase Price

(1) The Purchase Price will be satisfied in full as follows:

(a)	by the assumption, fulfillment and performance by the Purchaser, from and after the Time of Closing, of the Assumed Liabilities; and

(b)
by the issuance by the Purchaser to the Vendor of a demand non-interest bearing promissory note in the aggregate principal amount of $• (the “New Lorus Note 2”), substantially in the form of the promissory note attached hereto as Schedule A.

2.04	Closing

The sale and purchase of the Shares shall be completed at the Time of Closing at the offices of McCarthy Tétrault LLP, Suite 4800, Toronto Dominion Bank Tower, Toronto-Dominion Centre, Toronto, Ontario.

2.05	Closing Adjustment

(1) On or before the date that is 90 days after the Closing Date, the Purchaser will prepare and deliver to the Vendor a statement of adjustments detailing any changes in the valuation of the underlying assets arising as a result of the permitted price adjustments in the Tangible Business Assets Transfer Agreement and the Prepaid Expenses and Receivables Transfer Agreement or the Assumed Liabilities transferred hereunder which in part form the basis of the valuation of the Shares and detailing the particulars of any required adjustments to the calculation of the Purchase Price (the “Closing Statement”). If requested by the Vendor, the Purchaser will permit the Vendor and its auditors and other representatives to review the working papers and other documentation used or prepared in connection with the preparation of, or that otherwise form the basis of, the Closing Statement.

(2) If the Closing Statement, as determined by the Purchaser, exceeds, or is less than, the Purchase Price, the aggregate principal amount of the Newco Note 2 will be increased, or decreased, accordingly.

ARTICLE 3 - REPRESENTATIONS AND WARRANTIES

3.01	Vendor’s Representations and Warranties

The Vendor hereby makes to the Purchaser the following representations and warranties and acknowledges that the Purchaser is relying upon such representations and warranties in connection with entering into this Agreement:

(a)	The Corporation is a corporation duly incorporated, organized and subsisting under the laws of Canada with the corporate power to own its assets and to carry on its business.

(b)	The authorized capital of the Corporation consists of (i) an unlimited number of common shares, and (ii) an unlimited number of preferred shares.

(c)	All of the issued and outstanding Shares are beneficially owned by the Vendor and pledged to TEMIC pursuant to a share pledge agreement dated October 6, 2004 (the “Share Pledge Agreement”).

(d)
The Vendor has the power, authority and right to enter into and deliver this Agreement and to transfer the legal and beneficial title and ownership of the Shares to the Purchaser, subject to all existing Charges, including the Share Pledge Agreement.

(e)
This Agreement constitutes a valid and legally binding obligation of the Vendor, enforceable against the Vendor in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court.

(f)	Neither the entering into nor the delivery of this Agreement nor the completion of the transactions contemplated hereby by the Vendor will result in the violation of:

(i)	any of the provisions of the constating documents or by-laws of the Vendor or of the Corporation;

(ii)	any agreement or other instrument to which the Vendor or the Corporation is a party or by which the Vendor or the Corporation is bound; or

(iii)
any Applicable Law in respect of which the Vendor or the Corporation must comply, except to the extent that such violation would not reasonably be expected to limit in any material manner the operations of the Corporation’s business as they are presently conducted.

(g)	The Vendor is not a non-resident person within the meaning of section 116 of the Tax Act.

3.02	Purchaser’s Representations and Warranties

The Purchaser hereby makes to the Vendor the following representations and warranties and acknowledges that the Vendor is relying upon such representations and warranties in connection with entering into this Agreement:

(a)	The Purchaser is a corporation duly incorporated, organized and subsisting under the laws of Canada with the corporate power to own its assets and to carry on its business.

(b)	The Purchaser has the power, authority and right to enter into and deliver this Agreement and to complete the transactions contemplated to be completed by the Purchaser hereunder.

(c)
This Agreement constitutes a valid and legally binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court.

(d)	Neither the entering into nor the delivery of this Agreement nor the completion of the transactions contemplated hereby by the Purchaser will result in a violation of:

(i)	any of the provisions of the constating documents or by-laws of the Purchaser;

(ii)	any agreement or other instrument to which the Purchaser is a party or by which the Purchaser is bound; or

(iii)	any Applicable Law.

3.03	Survival of Representations, Warranties and Covenants

(1)
The respective representations and warranties of the Vendor and the Purchaser contained in this Agreement shall survive the completion of the sale and purchase of the Shares herein provided for and, notwithstanding such completion, will continue in full force and effect for a period of two years from the Closing Date.

(2)
The respective covenants of the Vendor and the Purchaser contained in this Agreement shall survive the completion of the sale and purchase of the Shares herein provided for and, notwithstanding such completion, shall continue in full force and effect for the benefit of the Vendor or the Purchaser, as applicable, in accordance with the terms thereof.

ARTICLE 4 - COVENANTS

4.01	Cooperation

Each of the Purchaser and the Vendor shall use commercially reasonable efforts, at the expense of the Purchaser, to provide such information and assistance as is reasonably necessary to assist the Purchaser in obtaining all necessary consents, approvals, conveyances, assurances, assignments or any other documentation necessary or reasonably required by the Purchaser to transfer all of the Vendor’s right, title and interest in and to the Purchased Assets to the Purchaser, subject to all existing Charges.

4.02	Cooperation on Tax Matters

Each of the Vendor and the Purchaser will, to the extent reasonably within such party’s control, taking into account such party’s access to books and records, furnish or cause to be furnished to each other, at the expense of the Purchaser, as promptly as practicable, such information and assistance, and provide additional information and explanations of any materials provided, relating to the Purchased Assets as is reasonably necessary for the filing of any tax returns, for the preparation of any audit, and for the prosecution or defence of any Claim, suit or proceeding relating to any adjustment or proposed adjustment with respect to taxes.

ARTICLE 5 - CONDITIONS

5.01	Conditions for the Benefit of the Purchaser

(1)
The sale by the Vendor and the purchase by the Purchaser of the Shares is subject to the following conditions which are for the exclusive benefit of the Purchaser to be performed or complied with at or prior to the Time of Closing:

(a)	the representations and warranties of the Vendor set forth in Section 3.01 will be true and correct at the Time of Closing with the same force and effect as if made at and as of such time;

(b)	the Vendor shall have performed or complied with all of the terms, covenants and conditions of this Agreement to be performed or complied with by the Vendor at or prior to the Time of Closing;

(c)
the Purchaser shall be furnished with such certificates, affidavits or statutory declarations of the Corporation and of the Vendor or of officers of the Corporation and of the Vendor as the Purchaser or the Purchaser’s counsel may reasonably think necessary in order to establish that the terms, covenants and conditions contained in this Agreement to have been performed or complied with by the Vendor or by the Corporation, as the case may be, at or prior to the Time of Closing have been performed and complied with and that the representations and warranties of the Vendor herein given are true and correct at the Time of Closing;

(d)
there will have been obtained from all appropriate Governmental Authorities such approvals or consents as are required to permit the change of ownership of the Shares contemplated hereby and to permit the business of the Corporation to be carried on as now conducted;

(e)	no action or proceeding in Canada will be pending or threatened by any person to enjoin, restrict or prohibit

(i)	the sale and purchase of the Shares contemplated hereby; or

(ii)	the right of the Corporation to conduct the business of the Corporation; and

(f)	all necessary steps and proceedings will have been taken to permit the Shares to be duly and regularly transferred to the Purchaser.

(2)
In case any term or covenant of the Vendor or condition to be performed or complied with for the benefit of the Purchaser at or prior to the Time of Closing shall not have been performed or complied with at or prior to the Time of Closing, the Purchaser may, without limiting any other right that the Purchaser may have, at its sole option, either:

(a)	rescind this Agreement by notice to the Vendor, and in such event the Purchaser shall be released from all obligations hereunder; or

(b)
waive compliance with any such term, covenant or condition in whole or in part on such terms as may be agreed upon without prejudice to any of its rights of rescission in the event of non-performance of any other term, covenant or condition in whole or in part.

5.02	Conditions for the Benefit of the Vendor

(1)
The sale by the Vendor and the purchase by the Purchaser of the Shares is subject to the following conditions which are for the exclusive benefit of the Vendor to be performed or complied with at or prior to the Time of Closing:

(a)	the representations and warranties of the Purchaser set forth in Section 3.02 shall be true and correct at the Time of Closing with the same force and effect as if made at and as of such time;

(b)	the Purchaser shall have performed or complied with all of the terms, covenants and conditions of this Agreement to be performed or complied with by the Purchaser at or prior to the Time of Closing;

(c)
the Vendor shall be furnished with such certificates, affidavits or statutory declarations of the Purchaser or of officers of the Purchaser as the Vendor or the Vendor’s counsel may reasonably think necessary in order to establish that the terms, covenants and conditions contained in this Agreement to have been performed or complied with by the Purchaser at or prior to the Time of Closing have been performed and complied with and that the representations and warranties of the Purchaser herein given are true and correct at the Time of Closing; and

(d)	the Purchaser will have delivered to the Vendor an original executed copy of Newco Note 2.

(2)
In case any term or covenant of the Purchaser or condition to be performed or complied with for the benefit of the Vendor at or prior to the Time of Closing shall not have been performed or complied with at or prior to the Time of Closing, the Vendor may, without limiting any other right that the Vendor may have, at its sole option, either:

(a)	rescind this Agreement by notice to the Purchaser, and in such event the Vendor shall be released from all obligations hereunder; or

(b)
waive compliance with any such term, covenant or condition in whole or in part on such terms as may be agreed upon without prejudice to any of its rights of rescission in the event of non-performance of any other term, covenant or condition in whole or in part.

ARTICLE 6 - GENERAL

6.01	Further Assurances

Each of the Vendor and the Purchaser shall from time to time execute and deliver all such further documents and instruments and do all acts and things as the other party may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

6.02	Time of the Essence

Time shall be of the essence of this Agreement.

6.03	Benefit of the Agreement

This Agreement shall enure to the benefit of and be binding upon the respective heirs, executors, administrators, successors and permitted assigns of the parties hereto.

6.04	Entire Agreement

Except for the various collateral agreements entered into in connection with the Arrangement, this Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the parties hereto with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the parties other than as expressly set forth in this Agreement.

6.05	Amendments and Waiver

No modification of or amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by both of the parties hereto and no waiver of any breach of any term or provision of this Agreement shall be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided, shall be limited to the specific breach waived.

6.06	Notices

Any demand, notice or other communication to be given in connection with this Agreement shall be given in writing and shall be given by personal delivery, by registered mail or by electronic means of communication addressed to the recipient as follows:

To the Vendor:

2 Meridian Road
Toronto, Ontario M9W 4Z7

Fax No.:            416-798-2200
Email:  ewilliams@lorusthera.com

Attention:        Director of Finance

To the Purchaser:

2 Meridian Road
Toronto, Ontario M9W 4Z7

Fax No.:            416-798-2200
Email:  ewilliams@lorusthera.com

Attention:        Director of Finance

or to such other address, individual or electronic communication number as may be designated by notice given by either party to the other. Any demand, notice or other communication given by personal delivery shall be conclusively deemed to have been given on the day of actual delivery thereof and, if given by registered mail, on the fourth Business Day following the deposit thereof in the mail and, if given by electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the Business Day during which such normal business hours next occur if not given during such hours on any day. If the party giving any demand, notice or other communication knows or ought reasonably to know of any difficulties with the postal system which might affect the delivery of mail, any such demand, notice or other communication shall not be mailed but shall be given by personal delivery or by electronic communication.

6.07	Governing Law

This Agreement is governed by and will be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

6.08	Counterparts

This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.

6.09	Facsimiles

Delivery of an executed signature page to this Agreement by any party by electronic transmission will be as effective as delivery of a manually executed copy of this Agreement by such party.

[Remainder of page left intentionally blank.]

IN WITNESS WHEREOF the parties have executed this Agreement.

4325231 CANADA INC.

Per:

Per:

LORUS THERAPEUTICS INC.

Per:

Per:

Schedule A
Newco Note 2
PROMISSORY NOTE

FOR VALUE RECEIVED, the undersigned hereby promises to pay the sum of $• in lawful money of Canada, without interest, to or to the order of 4325231 Canada Inc. on demand.
All payments hereunder will be made without days of grace, presentment, protest, notice of dishonour or any other notice whatsoever, all of which are hereby expressly waived by the maker and each endorser hereof.
The principal amount hereof may at any time be repaid in full without notice or bonus.
This Promissory Note will be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.
DATED as of •, 2007.

LORUS THERAPEUTICS INC.
Per:
Name:
Title:

Schedule B
Assumed Liabilities

•
Liabilities in the aggregate amount of • relating to accounts payable, accrued liabilities and transaction costs in connection with the arrangement of the Vendor’s business by way of plan of arrangement under Section 192(3) of the Canada Business Corporations Act.

SCHEDULE H
NUCHEM SHARE PURCHASE AGREEMENT

SHARE PURCHASE AGREEMENT

BETWEEN

4325231 CANADA INC.

AND

LORUS THERAPEUTICS INC.

MADE AS OF

•, 2007

McCarthy Tétrault LLP

SHARE PURCHASE AGREEMENT

ARTICLE 1 - INTERPRETATION		1
1.01	Definitions	1
1.02	Headings	2
1.03	Extended Meanings	2
1.04	Statutory References	3
1.05	Accounting Principles	3
1.06	Currency	3
1.07	Schedules	3
ARTICLE 2 - PURCHASE AND SALE		3
2.01	Shares to be Sold and Purchased	3
2.02	Purchase Price	3
2.03	Satisfaction of Purchase Price	3
2.04	Closing	4
ARTICLE 3 - REPRESENTATIONS AND WARRANTIES		4
3.01	Vendor’s Representations and Warranties	4
3.02	Purchaser’s Representations and Warranties	5
3.03	Survival of Representations, Warranties and Covenants	5
ARTICLE 4 - COVENANTS		6
4.01	Cooperation	6
4.02	Cooperation on Tax Matters	6
ARTICLE 5 - CONDITIONS		6
5.01	Conditions for the Benefit of the Purchaser	6
5.02	Conditions for the Benefit of the Vendor	7
ARTICLE 6 - GENERAL		8
6.01	Further Assurances	8
6.02	Time of the Essence	8
6.03	Benefit of the Agreement	8
6.04	Entire Agreement	9
6.05	Amendments and Waiver	9
6.06	Notices	9
6.07	Governing Law	10
6.08	Counterparts	10
6.09	Facsimiles	10

SHARE PURCHASE AGREEMENT

THIS AGREEMENT made as of •, 2007;

B E T W E E N:

LORUS THERAPEUTICS INC., a corporation incorporated under the laws of Canada (the “Purchaser”),

- and -

4325231 CANADA INC., a corporation incorporated under the laws of Canada (the “Vendor”).

WHEREAS the Vendor is the beneficial owner of the Shares;

AND WHEREAS TEMIC is the registered owner of the Shares and has consented to the sale of the Shares as contemplated herein;

AND WHEREAS the Vendor desires to sell and the Purchaser desires to purchase the Shares upon and subject to the terms and conditions hereinafter set forth;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and the covenants and agreements herein contained the parties hereto agree as follows:

ARTICLE 1 - INTERPRETATION

1.01	Definitions

In this Agreement, unless something in the subject matter or context is inconsistent therewith:

“Agreement” means this share purchase agreement, including its recitals and schedules, as amended from time to time and all amendments made hereto by written agreement between the Vendor and the Purchaser.

“Applicable Law” means

(i)	any applicable domestic or foreign law including any statute, subordinate legislation or treaty, and

(ii)	any applicable guideline, directive, rule, standard, requirement, policy, order, judgment, injunction, award or decree of a Governmental Authority having the force of law.

“Business Day” means a day other than a Saturday, Sunday or statutory holiday in the Province of Ontario.

“Charges” means all liens, charges, encumbrances and/or rights of others.

“Closing Date” means •, 2007 or such other date as may be agreed to in writing between the Vendor and the Purchaser.

“Corporation” means NuChem Pharmaceuticals Inc., a corporation existing under the laws of Ontario.

“Governmental Authority” means any domestic or foreign legislative, executive, judicial or administrative body or person having or purporting to have jurisdiction in the relevant circumstances.

“Newco Note 3” has the meaning set forth in Section 2.03.

“Purchase Price” has the meaning set forth in Section 2.02.

“Share Pledge Agreement” has the meaning set forth in Section 3.01(c).

“Shares” means • preference shares and • common shares of the Corporation.

“Tax Act” means the Income Tax Act (Canada).

“TEMIC” means The Erin Mills Investment Corporation.

“Time of Closing” means • •.m. (Toronto Time) on the Closing Date.

1.02	Headings

The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles and Sections are to Articles and Sections of this Agreement.

1.03	Extended Meanings

In this Agreement words importing the singular number only include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, corporations, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures and Governmental Authorities. The term “including” means “including without limiting the generality of the foregoing”.

1.04	Statutory References

In this Agreement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute is to that statute as now enacted or as the same may from time to time be amended, re-enacted or replaced and includes any regulations made thereunder.

1.05	Accounting Principles

Wherever in this Agreement reference is made to a calculation to be made or an action to be taken in accordance with generally accepted accounting principles, such reference will be deemed to be to the generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor institute, applicable as at the date on which such calculation or action is made or taken or required to be made or taken.

1.06	Currency

All references to currency herein are to lawful money of Canada.

1.07	Schedules

The following is a Schedule to this Agreement:

Schedule A - Newco Note 3.

ARTICLE 2 - PURCHASE AND SALE

2.01	Shares to be Sold and Purchased

Upon and subject to the terms and conditions hereof, the Vendor will sell the Shares to the Purchaser and the Purchaser will purchase the Shares from the Vendor, as of the Time of Closing on the Closing Date.

2.02	Purchase Price

The purchase price payable to the Vendor for the Shares (such amount being hereinafter referred to as the “Purchase Price”) will be $•, which amount the parties estimate to be the fair market value of the Shares.

2.03	Satisfaction of Purchase Price

The Purchase Price will be satisfied in full by the issuance by the Purchaser to the Vendor of a demand non-interest bearing promissory note in the aggregate principal amount of $• (the “New Lorus Note 3”), substantially in the form of the promissory note attached hereto as Schedule A.

2.04	Closing

The sale and purchase of the Shares shall be completed at the Time of Closing at the offices of McCarthy Tétrault LLP, Suite 4800, Toronto Dominion Bank Tower, Toronto-Dominion Centre, Toronto, Ontario.

ARTICLE 3 - REPRESENTATIONS AND WARRANTIES

3.01	Vendor’s Representations and Warranties

The Vendor hereby makes to the Purchaser the following representations and warranties and acknowledges that the Purchaser is relying upon such representations and warranties in connection with entering into this Agreement:

(a)	The Corporation is a corporation duly incorporated, organized and subsisting under the laws of Ontario with the corporate power to own its assets and to carry on its business.

(b)	The authorized capital of the Corporation consists of (i) an unlimited number of common shares, and (ii) an unlimited number of preferred shares.

(c)	All of the issued and outstanding Shares are beneficially owned by the Vendor and pledged to TEMIC pursuant to a share pledge agreement dated October 6, 2004 (the “Share Pledge Agreement”).

(d)
The Vendor has the power, authority and right to enter into and deliver this Agreement and to transfer the legal and beneficial title and ownership of the Shares to the Purchaser, subject to all existing Charges, including the Share Pledge Agreement.

(e)
This Agreement constitutes a valid and legally binding obligation of the Vendor, enforceable against the Vendor in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court.

(f)	Neither the entering into nor the delivery of this Agreement nor the completion of the transactions contemplated hereby by the Vendor will result in the violation of:

(i)	any of the provisions of the constating documents or by-laws of the Vendor or of the Corporation;

(ii)	any agreement or other instrument to which the Vendor or the Corporation is a party or by which the Vendor or the Corporation is bound; or

(iii)
any Applicable Law in respect of which the Vendor or the Corporation must comply, except to the extent that such violation would not reasonably be expected to limit in any material manner the operations of the Corporation’s business as they are presently conducted.

(g)	The Vendor is not a non-resident person within the meaning of section 116 of the Tax Act.

3.02	Purchaser’s Representations and Warranties

The Purchaser hereby makes to the Vendor the following representations and warranties and acknowledges that the Vendor is relying upon such representations and warranties in connection with entering into this Agreement:

(a)	The Purchaser is a corporation duly incorporated, organized and subsisting under the laws of Canada with the corporate power to own its assets and to carry on its business.

(b)	The Purchaser has the power, authority and right to enter into and deliver this Agreement and to complete the transactions contemplated to be completed by the Purchaser hereunder.

(c)
This Agreement constitutes a valid and legally binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court.

(d)	Neither the entering into nor the delivery of this Agreement nor the completion of the transactions contemplated hereby by the Purchaser will result in a violation of:

(i)	any of the provisions of the constating documents or by-laws of the Purchaser;

(ii)	any agreement or other instrument to which the Purchaser is a party or by which the Purchaser is bound; or

(iii)	any Applicable Law.

3.03	Survival of Representations, Warranties and Covenants

(1)
The respective representations and warranties of the Vendor and the Purchaser contained in this Agreement shall survive the completion of the sale and purchase of the Shares herein provided for and, notwithstanding such completion, will continue in full force and effect for a period of two years from the Closing Date.

(2)
The respective covenants of the Vendor and the Purchaser contained in this Agreement shall survive the completion of the sale and purchase of the Shares herein provided for and, notwithstanding such completion, shall continue in full force and effect for the benefit of the Vendor or the Purchaser, as applicable, in accordance with the terms thereof.

ARTICLE 4 - COVENANTS

4.01	Cooperation

Each of the Purchaser and the Vendor shall use commercially reasonable efforts, at the expense of the Purchaser, to provide such information and assistance as is reasonably necessary to assist the Purchaser in obtaining all necessary consents, approvals, conveyances, assurances, assignments or any other documentation necessary or reasonably required by the Purchaser to transfer all of the Vendor’s right, title and interest in and to the Purchased Assets to the Purchaser, subject to all existing Charges.

4.02	Cooperation on Tax Matters

Each of the Vendor and the Purchaser will, to the extent reasonably within such party’s control, taking into account such party’s access to books and records, furnish or cause to be furnished to each other, at the expense of the Purchaser, as promptly as practicable, such information and assistance, and provide additional information and explanations of any materials provided, relating to the Purchased Assets as is reasonably necessary for the filing of any tax returns, for the preparation of any audit, and for the prosecution or defence of any Claim, suit or proceeding relating to any adjustment or proposed adjustment with respect to taxes.

ARTICLE 5 - CONDITIONS

5.01	Conditions for the Benefit of the Purchaser

(1)
The sale by the Vendor and the purchase by the Purchaser of the Shares is subject to the following conditions which are for the exclusive benefit of the Purchaser to be performed or complied with at or prior to the Time of Closing:

(a)	the representations and warranties of the Vendor set forth in Section 3.01 will be true and correct at the Time of Closing with the same force and effect as if made at and as of such time;

(b)	the Vendor shall have performed or complied with all of the terms, covenants and conditions of this Agreement to be performed or complied with by the Vendor at or prior to the Time of Closing;

(c)
the Purchaser shall be furnished with such certificates, affidavits or statutory declarations of the Corporation and of the Vendor or of officers of the Corporation and of the Vendor as the Purchaser or the Purchaser’s counsel may reasonably think necessary in order to establish that the terms, covenants and conditions contained in this Agreement to have been performed or complied with by the Vendor or by the Corporation, as the case may be, at or prior to the Time of Closing have been performed and complied with and that the representations and warranties of the Vendor herein given are true and correct at the Time of Closing;

(d)
there will have been obtained from all appropriate Governmental Authorities such approvals or consents as are required to permit the change of ownership of the Shares contemplated hereby and to permit the business of the Corporation to be carried on as now conducted;

(e)	no action or proceeding in Canada will be pending or threatened by any person to enjoin, restrict or prohibit

(i)	the sale and purchase of the Shares contemplated hereby; or

(ii)	the right of the Corporation to conduct the business of the Corporation; and

(f)	all necessary steps and proceedings will have been taken to permit the Shares to be duly and regularly transferred to the Purchaser.

(2)
In case any term or covenant of the Vendor or condition to be performed or complied with for the benefit of the Purchaser at or prior to the Time of Closing shall not have been performed or complied with at or prior to the Time of Closing, the Purchaser may, without limiting any other right that the Purchaser may have, at its sole option, either:

(a)	rescind this Agreement by notice to the Vendor, and in such event the Purchaser shall be released from all obligations hereunder; or

(b)
waive compliance with any such term, covenant or condition in whole or in part on such terms as may be agreed upon without prejudice to any of its rights of rescission in the event of non-performance of any other term, covenant or condition in whole or in part.

5.02	Conditions for the Benefit of the Vendor

(1)
The sale by the Vendor and the purchase by the Purchaser of the Shares is subject to the following conditions which are for the exclusive benefit of the Vendor to be performed or complied with at or prior to the Time of Closing:

(a)	the representations and warranties of the Purchaser set forth in Section 3.02 shall be true and correct at the Time of Closing with the same force and effect as if made at and as of such time;

(b)	the Purchaser shall have performed or complied with all of the terms, covenants and conditions of this Agreement to be performed or complied with by the Purchaser at or prior to the Time of Closing;

(c)
the Vendor shall be furnished with such certificates, affidavits or statutory declarations of the Purchaser or of officers of the Purchaser as the Vendor or the Vendor’s counsel may reasonably think necessary in order to establish that the terms, covenants and conditions contained in this Agreement to have been performed or complied with by the Purchaser at or prior to the Time of Closing have been performed and complied with and that the representations and warranties of the Purchaser herein given are true and correct at the Time of Closing; and

(d)	the Purchaser will have delivered to the Vendor an original executed copy of Newco Note 3.

(2)
In case any term or covenant of the Purchaser or condition to be performed or complied with for the benefit of the Vendor at or prior to the Time of Closing shall not have been performed or complied with at or prior to the Time of Closing, the Vendor may, without limiting any other right that the Vendor may have, at its sole option, either:

(a)	rescind this Agreement by notice to the Purchaser, and in such event the Vendor shall be released from all obligations hereunder; or

(b)
waive compliance with any such term, covenant or condition in whole or in part on such terms as may be agreed upon without prejudice to any of its rights of rescission in the event of non-performance of any other term, covenant or condition in whole or in part.

ARTICLE 6 - GENERAL

6.01	Further Assurances

Each of the Vendor and the Purchaser shall from time to time execute and deliver all such further documents and instruments and do all acts and things as the other party may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

6.02	Time of the Essence

Time shall be of the essence of this Agreement.

6.03	Benefit of the Agreement

This Agreement shall enure to the benefit of and be binding upon the respective heirs, executors, administrators, successors and permitted assigns of the parties hereto.

6.04	Entire Agreement

Except for the various collateral agreements entered into in connection with the Arrangement, this Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the parties hereto with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the parties other than as expressly set forth in this Agreement.

6.05	Amendments and Waiver

No modification of or amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by both of the parties hereto and no waiver of any breach of any term or provision of this Agreement shall be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided, shall be limited to the specific breach waived.

6.06	Notices

Any demand, notice or other communication to be given in connection with this Agreement shall be given in writing and shall be given by personal delivery, by registered mail or by electronic means of communication addressed to the recipient as follows:

To the Vendor:

2 Meridian Road
Toronto, Ontario M9W 4Z7

Fax No.:            416-798-2200
Email:  ewilliams@lorusthera.com

Attention:         Director of Finance

To the Purchaser:

2 Meridian Road
Toronto, Ontario M9W 4Z7

Fax No.:            416-798-2200
Email:  ewilliams@lorusthera.com

Attention:        Director of Finance

or to such other address, individual or electronic communication number as may be designated by notice given by either party to the other. Any demand, notice or other communication given by personal delivery shall be conclusively deemed to have been given on the day of actual delivery thereof and, if given by registered mail, on the fourth Business Day following the deposit thereof in the mail and, if given by electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the Business Day during which such normal business hours next occur if not given during such hours on any day. If the party giving any demand, notice or other communication knows or ought reasonably to know of any difficulties with the postal system which might affect the delivery of mail, any such demand, notice or other communication shall not be mailed but shall be given by personal delivery or by electronic communication.

6.07	Governing Law

This Agreement is governed by and will be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

6.08	Counterparts

This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.

6.09	Facsimiles

Delivery of an executed signature page to this Agreement by any party by electronic transmission will be as effective as delivery of a manually executed copy of this Agreement by such party.

IN WITNESS WHEREOF the parties have executed this Agreement.

4325231 CANADA INC.

Per:

Per:

LORUS THERAPEUTICS INC.

Per:

Per:

Schedule A

Newco Note 3

PROMISSORY NOTE

FOR VALUE RECEIVED, the undersigned hereby promises to pay the sum of $• in lawful money of Canada, without interest, to or to the order of 4325231 Canada Inc. on demand.

All payments hereunder will be made without days of grace, presentment, protest, notice of dishonour or any other notice whatsoever, all of which are hereby expressly waived by the maker and each endorser hereof.

The principal amount hereof may at any time be repaid in full without notice or bonus.

This Promissory Note will be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

DATED as of  • , 2007.

LORUS THERAPEUTICS INC.
Per:
Name:
Title:

SCHEDULE I
PINNACLE SHARE PURCHASE AGREEMENT

PINNACLE SHARE PURCHASE AGREEMENT

BETWEEN

6707157 CANADA INC.

AND

LORUS THERAPEUTICS INC.

MADE AS OF

•, 2007

McCarthy Tétrault LLP

PINNACLE SHARE PURCHASE AGREEMENT

ARTICLE 1 - INTERPRETATION		1
1.01	Definitions	1
1.02	Headings	6
1.03	Extended Meanings	6
1.04	Statutory References	6
1.05	Accounting Principles	7
1.06	Currency	7
1.07	Schedules	7
ARTICLE 2 - SALE AND PURCHASE OF SHARES AND RELATED MATTERS		7
2.01	Shares to be Sold and Purchased	7
2.02	Purchase Price	7
2.03	Payment of Purchase Price	7
2.04	Closing Adjustment	8
2.05	Excluded Liabilities	9
2.06	Material Assignments	9
ARTICLE 3 - REPRESENTATIONS AND WARRANTIES		9
3.01	New Lorus’s Representations and Warranties	9
3.02	Purchaser’s Representations and Warranties	20
ARTICLE 4 - COVENANTS		21
4.01	Taxes	21
ARTICLE 5 - CONDITIONS AND TERMINATION		21
5.01	Conditions for the Benefit of the Purchaser	21
5.02	Conditions for the Benefit of New Lorus	23
5.03	Waiver of Condition	24
ARTICLE 6 - CLOSING ARRANGEMENTS		25
6.01	Closing	25
6.02	Deliveries and Confidentiality	25
ARTICLE 7 - INDEMNIFICATION		25
7.01	Survival	25
7.02	Indemnification by New Lorus	26
7.03	Indemnification by the Purchaser	27
7.04	Third Party Indemnification	28
7.05	Third Party Indemnification - Tax Claims	29
7.06	Exclusive Remedy	30
7.07	After Tax Basis	30
7.08	Adjustment to Purchase Price	30

ARTICLE 8 - GENERAL		30
8.01	Further Assurances	30
8.02	Time of the Essence	31
8.03	Fees and Commissions	31
8.04	Benefit of the Agreement	31
8.05	Entire Agreement	31
8.06	Amendments and Waivers	31
8.07	Notices	31
8.08	Remedies Cumulative	32
8.09	No Third Party Beneficiaries	32
8.10	Governing Law	33
8.11	Attornment	33
8.12	Counterparts	33
8.13	Facsimiles	33

- ii -

PINNACLE SHARE PURCHASE AGREEMENT

THIS AGREEMENT is made as of •, 2007

BETWEEN

6707157 CANADA INC., a corporation incorporated under the laws of Canada (the “Purchaser”)

- and -

LORUS THERAPEUTICS INC., a corporation incorporated under the laws of Canada (“New Lorus”)

WHEREAS New Lorus is the beneficial and registered owner of the Shares;

AND WHEREAS New Lorus desires to sell and the Purchaser desires to purchase the Shares upon and subject to the terms and conditions set out in this Agreement;

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the parties agree as follows:

ARTICLE 1 - INTERPRETATION

1.01	Definitions

Unless the context clearly indicates to the contrary, terms used in this Agreement, including the recitals hereto, that are defined in the Arrangement Agreement and not otherwise defined herein have the meanings given to them in the Arrangement Agreement. In addition, the following terms have the meanings set out below:
“Access and Tax Cooperation Agreement” means the access to records and tax cooperation agreement dated the date hereof between Old Lorus, New Lorus, GeneSense and NuChem, such agreement substantially in the form attached hereto as Schedule 1.01-A.
“Affiliate” has the meaning ascribed thereto in the Canada Business Corporations Act.
“Agreement” means this agreement, including its recitals and schedules, as amended from time to time.
“Arrangement Agreement” means the Arrangement Agreement dated as of May 1, 2007 between Old Lorus, NuChem Pharmaceuticals Inc., GeneSense Technologies Inc., New Lorus, the Purchaser and Pinnacle.
“Assets” means all of the assets, Contracts, rights and the Excluded Subsidiary Shares purchased and sold pursuant to the Transfer Transactions.
“Balance Sheet” means the balance sheet of Old Lorus as at the Balance Sheet Date.

“Balance Sheet Date” means May 31, 2006.
“Buyout Amount” means the buyout amount determined as at a specified date and calculated in the manner previously agreed in writing between the Purchaser and New Lorus.
“Certificate of Arrangement” means the certificate of arrangement giving effect to the Arrangement issued pursuant to s. 192(7) of the Canada Business Corporations Act.
“Claims” means all losses, damages, expenses, liabilities (whether accrued, actual, contingent, latent or otherwise), claims and demands of whatever nature or kind including all reasonable legal fees and disbursements.
“Closing Buyout Amount” has the meaning set out in Section 2.04(2).
“Closing Buyout Statement” has the meaning set out in Section 2.04(2).
“Contract” means any agreement, incentive, contract, lease, trust agreement, license, opinion, instrument or other commitment of any kind or nature whatsoever, whether written or oral.
“CRA” means the Canada Revenue Agency.
“Excess Amount” has the meaning set out in Section 7.02(2)(b)(iii).
“Environmental Law” means any Applicable Law relating to the environment including those pertaining to:
(i)	reporting, licensing, permitting, investigating, remediating and cleaning up in connection with any presence or Release, or the threat of the same, of Hazardous Substances, and
(ii)	the manufacture, processing, distribution, use, treatment, storage, disposal, transport, handling and the like of Hazardous Substances, including those pertaining to occupational health and safety.
“Escrow Agent” means Equity Transfer and Trust Company.
“Escrow Agreement” means the escrow agreement dated the date hereof between the Purchaser, New Lorus and the Escrow Agent.
“Excluded Liabilities” has the meaning set out in Section 2.05.
“Excluded Subsidiary Shares” means all of the GeneSense Shares and NuChem Shares purchased and sold pursuant to the Subsidiary Share Purchase Agreements.
“Financial Statements” has the meaning set out in Section 3.01(3)(b).

“FMV Amount” means an amount equal the aggregate of the purchase prices of the Assets as set out in the Asset Transfer Agreements and the Subsidiary Share Purchase Agreements, as may be adjusted in accordance with the terms thereof.
“GST” has the meaning set out in Section 3.01(12)(a)(xiii).
“Hazardous Substance” means any substance or material that is prohibited, controlled or regulated by any Governmental Authority pursuant to Environmental Laws including pollutants, contaminants, dangerous goods or substances, toxic or hazardous substances or materials, wastes (including solid non-hazardous wastes and subject wastes), petroleum and its derivatives and by-products and other hydrocarbons, all as defined in or pursuant to any Environmental Law.
“Holdback Amount” means the amount of $600,000.
“Indemnification Agreement” means the indemnification agreement dated as of the date hereof between Old Lorus and New Lorus.
“Intellectual Property” means intellectual property of any nature and kind including all domestic and foreign trade-marks, business names, trade names, domain names, trading styles, patents, trade secrets, Software, industrial designs and copyrights, whether registered or unregistered, and all applications for registration thereof, and inventions, formulae, recipes, product formulations, processes and processing methods, technology and techniques, and know-how, and any confidential information, including any submissions to a regulatory authority, clinical trial results, any goodwill associated with trade-marks, business names, trade names, domain names and the like and the waiver of any moral rights in any copyright.
“Inventories” means all inventories of Old Lorus including all finished goods, work in progress, raw materials and spare parts.
“knowledge” and similar expressions when used in relation to New Lorus means the knowledge of Aiping H. Young, Elizabeth Williams or Mark Preston in their capacities as (i) President and Chief Executive Officer, Director of Finance and Controller, and acting Controller of New Lorus, respectively, and (b) President and Chief Executive Officer, Director of Finance and Controller, and acting Controller of Old Lorus, respectively, prior to the Effective Time, in each case after reasonable enquiry and review with the relevant directors, officers and employees of New Lorus and Old Lorus, as applicable.
“Lands” means any freehold or leasehold property and interests therein including all rights of way, licences or rights of occupation, easements or other similar rights of Old Lorus in connection with any such freehold or leasehold property.
“Liabilities” means, with respect to any person, any liability or obligation of such person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, and whether or not the same is required to be accrued on the financial statements of such person.

“Lock-Up Amount” has the meaning set out in Section 2.02.
“Material Assignments” has the meaning set out in Section 2.06.
“New Lorus Indemnified Parties” has the meaning set out in Section 7.03(1).
“Objection Notice” has the meaning set out in Section 2.04(3).
“Old Lorus” means 4325231 Canada Inc., a corporation incorporated under the laws of Canada.
“Permits” means all permits, consents, waivers, licences, certificates, approvals, authorizations, registrations, franchises, rights, privileges, quotas and exemptions, or any item with a similar effect, issued or granted by any person.
“Personal Information” means the type of information regulated by Privacy Laws and collected, used, disclosed or retained by Old Lorus including information regarding Old Lorus’s customers, suppliers, employees and agents, such as an individual’s name, address, age, gender, identification number, income, family status, citizenship, employment, assets, liabilities, source of funds, payment records, credit information, personal references and health records.
“Pre-Closing Buyout Amount” has the meaning set out in Section 2.04(1).
“Privacy Laws” means all applicable federal, provincial, municipal or other laws governing the collection, use, disclosure and retention of Personal Information, including the Personal Information Protection and Electronic Documents Act (Canada).
“Privacy Policies” means all privacy, data protection and similar policies adopted or used by Old Lorus in respect of Personal Information, including any complaints process.
“Purchase Price” has the meaning set out in Section 2.02.
“Purchaser Indemnified Parties” has the meaning set out in Section 7.02(1).
“Release” means any release or discharge of any Hazardous Substance including any discharge, spray, injection, inoculation, abandonment, deposit, spillage, leakage, seepage, pouring, emission, emptying, throwing, dumping, placing, exhausting, escape, leach, migration, dispersal, dispensing or disposal.
“Remedial Action” means any action that is required to achieve compliance with Environmental Law or to resolve a third party claim to: (i) clean up, remove, treat or in any other way remediate Hazardous Substances in the environment; (ii) prevent any Release or threatened Release of Hazardous Substances where such Release would violate any Environmental Laws or result in Liability to the Purchaser; or (iii) perform remedial studies, investigations, restoration and post-remedial studies, investigations and monitoring on, about or in connection with any of the foregoing.

“Share Purchase Closing Time” means the time of completion of the sale and purchase of the Shares pursuant to this Agreement on the Effective Date.
“Shares” means, collectively, the Appropriate Number (as defined in the Plan of Arrangement) of the outstanding voting common shares of Old Lorus and all of the outstanding non-voting common shares of Old Lorus.
“Software” means all software relating to Old Lorus or any of its Subsidiaries including all versions thereof, and all related documentation, manuals, source code and object code, program files, data files, computer related data, field and data definitions and relationships, data definition specifications, data models, program and system logic, interfaces, program modules, routines, sub-routines, algorithms, program architecture, design concepts, system designs, program structure, sequence and organization, screen displays and report layouts, and all other material related to such software.
“Special Representations” means, collectively, the representations and warranties of New Lorus set forth in Sections 3.01(1) (other than subsections 3.01(1)(c) and 3.01(1)(d)), 3.01(2)(a), 3.01(3)(c), 3.01(4)(a), 3.01(4)(b), 3.01(4)(c), 3.01(5), 3.01(6), 3.01(7)(a), 3.01(7)(b), 3.01(7)(c), 3.01(7)(d), 3.01(9)(a), 3.01(10), 3.01(13)(e) and 3.01(13)(f).
“Subsidiary” means, with respect to any person, any corporation or other person of which securities or other interests having the power to elect a majority of that corporation’s or other person’s board of directors or similar governing body, or otherwise having the power to direct the business and policies of that corporation or other person (other than securities or other interests having such power only upon the happening of a contingency that has not occurred) are held by the referent person or one or more of its Subsidiaries; when used without reference to a particular person, “Subsidiary” means a Subsidiary of Old Lorus prior to the Effective Time.
“Tax Act” means the Income Tax Act (Canada), as amended.
“Taxes” means all federal, provincial, territorial, county, municipal, local or foreign taxes, duties, imposts, levies, assessments, tariffs and other charges imposed, assessed or collected by a Governmental Authority including, (i) any gross income, net income, gross receipts, business, royalty, capital, capital gains, goods and services, value added, severance, stamp, franchise, occupation, premium, capital stock, sales and use, real property, land transfer, personal property, ad valorem, transfer, licence, profits, windfall profits, environmental, payroll, employment, employer health, pension plan, anti-dumping, countervail, excise, severance, stamp, occupation, or premium tax, (ii) all withholdings on amounts paid to or by the relevant person, (iii) all employment insurance premiums, Canada, Quebec and any other pension plan contributions or premiums, (iv) any fine, penalty, interest, or addition to tax, (v) any tax imposed, assessed, or collected or payable pursuant to any tax-sharing agreement or any other contract relating to the sharing or payment of any such tax, levy, assessment, tariff, duty, deficiency, or fee, and (vi) any Liability for any of the foregoing as a transferee, successor, guarantor, or by contract or by operation of law.

“Tax Returns” means all returns, reports, declarations, statements, bills, schedules, forms or written information of, or in respect of, Taxes that are, or are required to be, filed with or supplied to any Taxation Authority.
“Taxation Authority” means any domestic or foreign government, agency or authority that is entitled to impose Taxes or to administer any applicable Tax legislation.
“Transfer Transactions” means, collectively, the transactions contemplated by the Asset Transfer Agreements and the Subsidiary Share Purchase Agreements.
1.02	Headings
The division of this Agreement into Articles and Sections and the insertion of a table of contents and headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement. The terms “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections and Schedules are to Articles and Sections of and Schedules to this Agreement.
1.03	Extended Meanings
In this Agreement words importing the singular number only include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, corporations, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures and Governmental Authorities. The term “including” means “including without limiting the generality of the foregoing” and the term “third party” means any person other than New Lorus and the Purchaser.
1.04	Statutory References
In this Agreement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute is to that statute as now enacted or as the same may from time to time be amended, re-enacted or replaced and includes any regulations made thereunder.
1.05	Accounting Principles
Wherever in this Agreement reference is made to a calculation to be made or an action to be taken in accordance with generally accepted accounting principles, such reference will be deemed to be to the generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor institute, applicable as at the date on which such calculation or action is made or taken or required to be made or taken.

1.06	Currency
                            All references to currency herein are to lawful money of Canada.
1.07	Schedules
                            The following are the Schedules to this Agreement:

Schedule 1.01-A	-	Access and Tax Cooperation Agreement
Schedule 3.01(1)(d)	-	Share Conditions
Schedule 3.01(12)(a)	-	Taxes
Schedule 3.01(13)(b)	-	Suits or Proceedings
Schedule 5.01(g)	-	Forms of Release
Schedule 5.01(j)	-	Payout Lenders

ARTICLE 2 - SALE AND PURCHASE OF SHARES AND RELATED MATTERS

2.01	Shares to be Sold and Purchased
                            Upon and subject to the terms and conditions hereof, New Lorus will sell the Shares to the Purchaser and the Purchaser will purchase the Shares from New Lorus, as of the Share Purchase Closing Time.

2.02	Purchase Price
The purchase price payable to New Lorus for each Share (the “Purchase Price”) will be equal to $0.0040775156; provided that, in no event will the aggregate amount payable by the Purchaser under this Agreement and to all of the Lock-Up Holders pursuant to Section 3.02(24) of the Plan of Arrangement exceed $8,510,000, and to the extent that such aggregate amount as calculated in accordance with the foregoing exceeds $8,510,000, the Purchase Price for each Share payable at the Share Purchase Closing Time will be reduced such that such aggregate amount is $8,510,000. Following the Share Purchase Closing Time, the Purchase Price will be subject to adjustment pursuant to Section 2.04.
2.03	Payment of Purchase Price
(1) The aggregate Purchase Price will be payable at the Share Purchase Closing Time as follows:
(a)	the wire transfer of an amount equal to the aggregate Purchase Price, less the Holdback Amount, in immediately available funds to a Canadian dollar account specified by New Lorus; and

(b)
the wire transfer of the Holdback Amount in immediately available funds to an interest-bearing account specified by the Escrow Agent to be held and disbursed pursuant to the terms and conditions of the Escrow Agreement.

(2) The Holdback Amount will be withheld from the Purchase Price and will be held as security for and a partial, but not exclusive, source of satisfaction of New Lorus’s indemnification obligations under this Agreement until the first anniversary of the Closing Date, all in accordance with the terms and conditions of the Escrow Agreement.
2.04	Closing Adjustment
(1) The aggregate Purchase Price has been determined on the basis of a Buyout Amount of $8,510,000 as at January 31, 2007 (the “Pre-Closing Buyout Amount”).
(2) On or before the date that is 90 days after the Closing Date, New Lorus will prepare and deliver to the Purchaser an unaudited statement (the “Closing Buyout Statement”) setting out the calculation of the Buyout Amount as at the Closing Date (the “Closing Buyout Amount”). If requested by the Purchaser, New Lorus will, subject to Section 6.02(1), permit the Purchaser and its auditors and other representatives to review the working papers and other documentation used or prepared in connection with the preparation of, or that otherwise form the basis of, the Closing Buyout Statement.
(3) In the event that the Purchaser objects to any item on the Closing Buyout Statement, the Purchaser will so advise New Lorus by delivery of a written notice (the “Objection Notice”) within 20 Business Days after the receipt by the Purchaser of the Closing Buyout Statement. The Objection Notice will set out the reasons for each of the Purchaser’s objections as well as each amount in dispute and reasonable details of the calculation of each such amount in dispute. If the parties cannot reach agreement on the Closing Buyout Statement within 10 Business Days after the receipt of such Objection Notice, the dispute will be referred for determination by arbitration to a senior audit partner (chosen by the managing partner of such office) at the Vancouver office of an audit or accounting firm mutually acceptable to the parties, acting reasonably. If the parties do not reach and agreement within seven Business Days following receipt by the New Lorus of the Objection Notice, the parties will seek appointment of such firm by a court of competent jurisdiction in Ontario. The Purchaser and New Lorus will provide such senior audit partner with all documentation as he or she may reasonably request in order to make an accurate determination of the quantum of the Closing Buyout Amount. The determination by such arbitrator will be made within 20 Business Days of such referral and will be final and binding on the Purchaser and New Lorus. The costs of the arbitrator will be borne by the party losing the majority of the amount at issue in the arbitration.
(4) If the Closing Buyout Amount, as determined by the parties or the arbitrator, as the case may be, exceeds the Pre-Closing Buyout Amount, the Purchaser will pay the amount of such difference, up to a maximum of $270,000, to New Lorus by wire transfer of immediately available funds to a Canadian dollar account specified by New Lorus within five Business Days after the determination and the Purchase Price will be adjusted accordingly. If the Closing

Buyout Amount as so determined is less than the Pre-Closing Buyout Amount, New Lorus will pay the amount of such difference to the Purchaser by wire transfer of immediately available funds to a Canadian dollar account specified by the Purchaser within five Business Days after the determination and the Purchase Price will be adjusted accordingly.
2.05	Excluded Liabilities
New Lorus acknowledges and agrees that none of the Purchaser or any of its Affiliates will assume or have any obligation to discharge, perform or fulfil any Liability of (i) Old Lorus arising in respect of periods prior to, at or after the Effective Time from any circumstance, condition, event or fact existing prior to or at the Effective Time, or (ii) New Lorus, in each case, as a consequence of any of the transactions contemplated by this Agreement, the Arrangement Agreement, the Plan of Arrangement, the Asset Transfer Agreements, the Share Purchase Agreements or any agreement ancillary thereto (collectively, the “Excluded Liabilities”), and New Lorus and GeneSense will assume, perform and fulfil the Excluded Liabilities and will fully indemnify and save harmless Old Lorus therefrom, all upon and subject to the terms and conditions of this Agreement and the Indemnification Agreement.
2.06	Material Assignments
New Lorus or GeneSense, as applicable, will obtain a duly executed assignment, assumption and novation agreement, in a form mutually acceptable to Old Lorus and New Lorus, acting reasonably, with respect to each of the Material Contracts (collectively, the “Material Assignments”).
ARTICLE 3 - REPRESENTATIONS AND WARRANTIES
3.01	New Lorus’s Representations and Warranties
New Lorus represents and warrants to the Purchaser that:
(1) Corporate
(a)
Old Lorus is a corporation duly incorporated, organized and subsisting under the laws of Canada with the corporate power to own its assets and to carry on its business as currently conducted and has made all material filings under all applicable corporate, securities and taxation laws and any other Applicable Laws.

(b)	New Lorus is a corporation duly incorporated, organized and subsisting under the laws of Canada with the corporate power to own its assets and to carry on its business as currently conducted.
(c)
The authorized capital of Old Lorus consists of an unlimited number of voting common shares, of which 21,127,828 have been validly issued and are outstanding as fully paid and non-assessable, and an unlimited number of non-

voting common shares, of which 2,078,872,172 have been validly issued and are outstanding as fully paid and non-assessable.
(d)	The rights, privileges, restrictions and conditions attached to the voting common shares and to the non-voting common shares of Old Lorus are as set out in Schedule 3.01(1)(d).
(e)	New Lorus is the beneficial and registered owner of the Shares free and clear of all liens, charges, encumbrances and any other rights of others.
(f)
New Lorus has the power, authority and right to enter into and deliver this Agreement and to transfer the legal and beneficial title and ownership of the Shares to the Purchaser free and clear of all liens, charges, encumbrances and any other rights of others.

(g)
This Agreement constitutes a valid and legally binding obligation of New Lorus, enforceable against New Lorus in accordance with its terms subject to general equitable principles, applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court and insofar as indemnity and contribution provisions may be limited by Applicable Laws.

(h)
Save and except for the transactions contemplated by this Agreement or the Arrangement, there is no contract, option or any other right of another binding upon or which at any time in the future may become binding upon:

(i)	New Lorus to sell, transfer, assign, pledge, charge, mortgage or in any other way dispose of or encumber any of the Shares;
(ii)	Old Lorus to allot or issue any of the unissued shares of Old Lorus or to create any additional class of shares; or
(iii)	Old Lorus to sell, transfer, assign, pledge, mortgage or in any other way dispose of or encumber any of the assets of Old Lorus.
(i)	Neither the entering into nor the delivery of this Agreement nor the completion of the transactions contemplated hereby by New Lorus or by Old Lorus will result in the violation of:
(i)	any of the provisions of the constating documents or by-laws of New Lorus or of Old Lorus;
(ii)	any agreement or other instrument to which New Lorus or Old Lorus is a party or by which New Lorus or Old Lorus is bound; or

(iii)	any Applicable Law.
                   (2) Securities
(a)
Old Lorus is a reporting issuer or the equivalent under the applicable Securities Laws of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland, a foreign private issuer under applicable Securities Laws of the United States and, in each case, is not in default in any material respect of any applicable requirement of such Securities Laws. The outstanding shares of Old Lorus are listed and posted for trading on the TSX.

(b)
No securities commission or similar regulatory authority or stock exchange in Canada or the United States has issued any order that is currently outstanding preventing or suspending trading in any securities of Old Lorus and, to New Lorus’s knowledge, no such proceeding is pending, contemplated or threatened.

(c)
Old Lorus is in material compliance with all provisions of the Securities Laws that are applicable to it and Old Lorus has made all material filings required under applicable Securities Laws with the applicable securities regulatory authorities and all such filings and information and statements contained therein were true, correct and complete in all material respects and did not contain any misrepresentation as of the date of such information or statement.

(3) Financial
(a)
The books and records of Old Lorus are true and correct and present fairly and disclose in all material respects the financial position of Old Lorus and all material financial transactions of Old Lorus have been accurately recorded in such books and records and, to the extent required, such books and records have been prepared in accordance with GAAP consistently applied during the periods involved.

(b)
The audited financial statements of Old Lorus, consisting of the Balance Sheet and statements of income, retained earnings and cash flows for the period ended on the Balance Sheet Date, together with the report of KPMG LLP, chartered accountants, thereon and the notes thereto (collectively, the “Financial Statements”), a copy of which has been delivered to the Purchaser:

(i)	are in accordance with the books and accounts of Old Lorus as at the Balance Sheet Date; and
(ii)
are true and correct and present fairly the financial position of Old Lorus as at the Balance Sheet Date and the results of operations and cash flows of Old Lorus for the periods covered thereby, all in accordance with

GAAP consistently applied except as may be otherwise specified in such Financial Statements.
(c)
Save and except for the agreements contemplated by the Arrangement and any agreement that could not be assigned by Old Lorus to New Lorus or GeneSense and is being held by Old Lorus as trustee pursuant to the terms of an Asset Transfer Agreement, Old Lorus has no Liabilities and, to the knowledge of New Lorus, no facts, circumstances or events exist that may give rise to any Liabilities of Old Lorus.

(d)
Save and except for the transactions contemplated by the Arrangement Agreement or as otherwise publicly disclosed in accordance with applicable Securities Laws, since the Balance Sheet Date the business of Old Lorus has been carried on in its usual and ordinary course and Old Lorus has not entered into any transaction out of the usual and ordinary course of business.

(e)
Save and except for the transactions contemplated by the Arrangement Agreement or as otherwise publicly disclosed in accordance with applicable Securities Laws, since the Balance Sheet Date there has been no Material Adverse Change.

(f)	No current or former director, officer, shareholder or employee of New Lorus or Old Lorus or any other person is indebted to Old Lorus.
(4) Assets
(a)
Save and except for the cash required to fund the purchase of the Old Lorus Voting Shares pursuant to section 3.01(24) of the Plan of Arrangement, Old Lorus does not own or have any right, title or interest in or to any assets of any kind or nature whatsoever (other than as trustee for assets that have not as of the Effective Date been transferred pursuant to the Transfer Transactions), including those assets shown or reflected on the Balance Sheet and including any Lands, Intellectual Property and Inventories, and any and all assets have been assigned or otherwise transferred or sold to New Lorus or its Affiliates.

(b)
There are no outstanding orders, notices or similar requirements relating to Old Lorus issued by any Governmental Authority and there are no matters under discussion between Old Lorus or any of its representatives and any Governmental Authority relating to orders, notices or similar requirements.

(c)
Save and except for the transactions contemplated by the Arrangement, no dividends have been declared or paid on or in respect of the shares of Old Lorus and no other distribution on any of its securities or shares has been declared or made by Old Lorus since the Balance Sheet Date and all dividends that to the date hereof have been declared or paid by Old Lorus have been duly and validly declared and paid.

(d)
Each Asset was transferred directly or indirectly to New Lorus at a value of not less than its fair market value, such value, in the aggregate, being equal to the FMV Amount, and, since November 30, 2006, there has been no change in the business, assets, Liabilities, operations, results of operations, condition (financial or otherwise), results or prospects of Old Lorus where such change has had or would reasonably be expected to have a material effect on the value of any Asset.

(5) Contracts and Commitments
(a)
Save and except for the agreements contemplated by the Arrangement and any agreement that could not be assigned by Old Lorus to New Lorus or GeneSense and is being held by Old Lorus as trustee pursuant to the terms of an Asset Transfer Agreements, Old Lorus is not a party to or bound by any Contract.

(b)
Save and except for the indemnification provisions contained in the agreements contemplated by the Arrangement or in any agreement that could not be assigned by Old Lorus to New Lorus or GeneSense and is being held by Old Lorus as trustee pursuant to the terms of an Asset Transfer Agreement, Old Lorus is not a party to or bound by any guarantee, indemnification, surety or similar obligation.

(c)
Save and except for the agreements contemplated by the Arrangement and any agreement that could not be assigned by Old Lorus to New Lorus or GeneSense and is being held by Old Lorus as trustee pursuant to the terms of an Asset Transfer Agreement, Old Lorus is not a party to any lease or agreement in the nature of a lease for real property, whether as lessor or lessee.

(d)
Save and except for the agreements contemplated by the Arrangement and any agreement that could not be assigned by Old Lorus to New Lorus or GeneSense and is being held by Old Lorus as trustee pursuant to the terms of an Asset Transfer Agreement, Old Lorus does not have any Subsidiaries or any Contract to acquire any securities of any entity and, Old Lorus does not have any Contract to acquire or lease any real property or assets.

(6) Intellectual Property
(a)
Save and except for the agreements contemplated by the Arrangement and any agreement that could not be assigned by Old Lorus to New Lorus or GeneSense and is being held by Old Lorus as trustee pursuant to the terms of an Asset Transfer Agreement, Old Lorus does not hold any right, title or interest in or to any Intellectual Property. Any and all Intellectual Property has been assigned and such assignments have been duly filed with the relevant Intellectual Property office, health regulatory authority or the like.
(b)
Save and except for the agreements contemplated by the Arrangement and any agreement that could not be assigned by Old Lorus to New Lorus or GeneSense and is being held by Old Lorus as trustee pursuant to the terms of an Asset Transfer Agreement, Old Lorus is not a party to or bound by any Contract to pay any royalty or other fee to use any Intellectual Property.

(7) Employees
(a)	Old Lorus has no employees, contractors or consultants whatsoever.
(b)	Old Lorus is not a party to or bound by any Contract to pay any management or consulting fee.
(c)	Old Lorus is not bound by or a party to any collective bargaining agreement.
(d)	No trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent:
(i)	holds bargaining rights with respect to any employees of Old Lorus by way of certification, interim certification, voluntary recognition, designation or successor rights;
(ii)	has applied to be certified as the bargaining agent of any employees of Old Lorus; or
(iii)	has applied to have Old Lorus declared a related employer or successor employer pursuant to applicable labour legislation.
(e)
Since October 29, 1999, Old Lorus employed all employees of Old Lorus in compliance in all material respects, with all applicable Tax, health, labour and employment laws, rules, regulations, notices, and orders.

(f)
Since October 29, 1999, Old Lorus is and has been in compliance in all material respects with all provisions of the Employment Standards Act (Ontario) and the Occupational Health and Safety Act (Ontario) and regulations made pursuant thereto and there are no outstanding claims, charges or orders thereunder.

(g)
Since October 29, 1999, Old Lorus is and has been in compliance in all material respects with applicable workers’ compensation laws and regulations made pursuant thereto and there are no outstanding assessments, levies or penalties thereunder.

(8) Privacy Laws
The collection, use and retention of the Personal Information by Old Lorus prior to the Share Purchase Closing Time, the disclosure or transfer of the Personal Information by Old Lorus to any third parties prior to the Share Purchase Closing Time and transfer of the Personal Information by Old Lorus to the Purchaser as part of the Purchaser’s due diligence review of Old Lorus, its Subsidiaries and their respective records and as contemplated by this Agreement or any ancillary agreement complied in all material respects with all Privacy Laws and is consistent with Old Lorus’s own Privacy Policies in effect prior to the Share Purchase Closing Time.
(9) Benefit Plans
(a)	Old Lorus does not have any Benefit Plans.
(b)
None of the execution, delivery or performance of this Agreement, nor the consummation of any of the transactions contemplated by the Arrangement Agreement, will result in any bonus, golden parachute, severance or other payment or obligation to any current or former employee or director of Old Lorus or result in any acceleration of the time of payment or vesting of any such benefit.

(10) Realty
Old Lorus does not have any Lands.
(11) Environmental
(a)
Prior to the Share Purchase Closing Time, the business of Old Lorus, as carried on by Old Lorus and its predecessors in title, and its assets were in compliance in all material respects with Environmental Laws and there are no facts known after due inquiry by Old Lorus that could give rise to a notice of material non-compliance with any Environmental Law.

(b)
Neither Old Lorus nor, to the best of the knowledge of New Lorus, any of Old Lorus’s predecessors in title has used any of the Lands of Old Lorus, or permitted them to be used, to generate, manufacture, refine, treat, transport, store, handle, dispose, transfer, produce or process Hazardous Substances except in compliance with all Environmental Laws. None of the Lands has been used for or been designated as a waste disposal site.

(c)
Old Lorus has not been convicted of an offence or been subjected to any judgment, injunction or other proceeding or been fined or otherwise sentenced for non-compliance with any Environmental Laws, and it has not settled any prosecution or other proceeding short of conviction in connection therewith.

(d)
Old Lorus has not obtained or commissioned and is not in the possession or control of any analyses or monitoring data for soil, groundwater and surface water or any report pertaining to any environmental assessments or audits relating to Old Lorus or the Lands.

(e)
Since October 29, 1999, Old Lorus, and, to the knowledge of New Lorus, Old Lorus’s predecessors in title, maintained all applicable environmental and operating documents and records in the manner and for the time periods required by Environmental Laws and did not conduct nor was Old Lorus required to conduct, an environmental audit of the Lands. For the purposes of this provision, an environmental audit includes any evaluation, assessment or study performed at the request of or on behalf of a Governmental Authority.

(f)
There are no outstanding or, to the knowledge of New Lorus, threatened writs, injunctions, decrees, orders, judgements, actions, suits, claims, governmental information requests or proceedings against Old Lorus relating to non-compliance with or Liability under any Environmental Laws.

(12) Taxes
(a)	Except as disclosed in writing to the Purchaser prior to the execution of this Agreement:
(i)
Old Lorus has filed all Tax Returns, including any elections and designations required by or referred to in any such Tax Return, that were required to be filed by it with any Taxation Authority prior to the date hereof. All Tax Returns filed by Old Lorus are accurate and complete in all respects and there has not been any material change to any balances or tax accounts of Old Lorus as reported in the Tax Returns;

(ii)
Old Lorus has withheld any Taxes that are required by Applicable Law to be withheld and has paid on a timely basis, the full amount of any Taxes that have been or will be withheld, to the applicable Taxation Authority;

(iii)
Old Lorus has paid all Taxes, including any amount due on or before the Effective Date, including instalments or prepayments of Taxes, that are required to have been paid to any Taxation Authority pursuant to Applicable Law, and no deficiency with respect to the payment of any Taxes or Tax instalments has been asserted against it by any Taxation Authority. Old Lorus has not incurred any Liability, whether actual or contingent, for Taxes or engaged in any transaction or event that would result in any Liability, whether actual or contingent, for Taxes or realized any income or gain for Tax purposes otherwise than in the usual and ordinary course of its business. Other than Taxes provided for in the Balance Sheet, Old Lorus has no Liability or obligation in respect of any

 Taxes for any Taxable periods ending on or before the Effective Date, and where any Taxable period ends or is deemed to end on or immediately prior to the Effective Date, no actual or accrued Liability or obligation for Taxes in respect of any time or event prior to the Effective Date. There are no liens, charges, encumbrances or any rights of others on any of the assets of Old Lorus that arose in connection with any failure (or alleged failure) to pay any Tax when due;

(iv)
except as disclosed to the Purchaser or Pinnacle in writing, the income Tax Liability of Old Lorus has been assessed by the relevant Taxation Authority in respect of the Tax years of Old Lorus ending before the date hereof;

(v)
Old Lorus has no outstanding assessments or reassessments for Taxes, and New Lorus has no knowledge of any threatened or potential assessment, reassessments or other proceedings, negotiations or investigations in respect of Taxes, against Old Lorus;

(vi)
Old Lorus is not a party to any agreement, waiver or arrangement with any Taxation Authority that relates to any extension of time with respect to the filing of any Tax Return, any payment of Taxes or any assessment;

(vii)
other than elections disclosed to the Purchaser or Pinnacle in writing, except as described in the Asset Transfer Agreements or the Subsidiary Share Purchase Agreements, Old Lorus has not made any elections or given any waivers in respect of Taxes pursuant to Applicable Law;

(viii)	the adjusted cost base of the common shares of GeneSense held by Old Lorus is $9,006,000;
(ix)	no facts, circumstances or events exist or have existed that have resulted in or may result in the application of any of sections 79 to 80.04 of the Tax Act to Old Lorus;
(x)
except for the transactions contemplated by the Arrangement, no facts, circumstances or events exist or have existed that have resulted in or may result in control of Old Lorus, for the purposes of the Tax Act, having been acquired at any time by any person or group of persons;

(xi)
Old Lorus is not subject to Liability for Taxes of any other person. Old Lorus has not acquired property from any person in circumstances where Old Lorus did or could become liable for any Taxes of such person. The value of the consideration paid or received by Old Lorus for the acquisition, sale, transfer or provision of property (including intangibles) or the provision of services (including financial transactions) from or to a person with whom Old Lorus was not dealing at arm’s length within the meaning of the Tax Act was equal to the estimated fair market value of such property acquired, provided or sold or services purchased or provided. Old Lorus has not entered into any agreement with, or provided any undertaking to, any person pursuant to which it has assumed Liability for the payment of income Taxes owing by such person;

(xii)
Old Lorus has never been required to file any Tax Return with, and has never been liable to pay any Taxes to, any Taxation Authority outside Canada. No claim has ever been made by a Taxation Authority in a jurisdiction where Old Lorus does not file Tax Returns that it is or may be subject to the imposition of any Tax by that jurisdiction;

(xiii)
Old Lorus is duly registered with the CRA under the Excise Tax Act (Canada) for purposes of the goods and services tax (“GST”). All input tax credits claimed by Old Lorus or any of its Subsidiaries for GST purposes were calculated in accordance with Applicable Law. Old Lorus has complied with all registration, reporting, payment, collection and remittance requirements in respect of GST and provincial sales tax or harmonized tax legislation;

(xiv)	Old Lorus has not claimed any reserves for purposes of the Tax Act (or analogous provincial or similar provisions) for the most recent Tax year ending prior to the date hereof;
(xv)
except for the transactions contemplated by the Arrangement, Old Lorus has not made any payment, nor is obligated to make any payment, and is not a party to any agreement under which it could be obligated to make any payment, that may not be deductible by virtue of section 67 or 78 of the Tax Act or any analogous provincial or similar provision;

(xvi)
records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act have been made and obtained by Old Lorus with respect to all material transactions between Old Lorus and any non-resident person with whom Old Lorus was not dealing at arm’s length within the meaning of the Tax Act, during a taxation year commencing after 1998 and ending on or before the Effective Date; and

(xvii)
except for Taxes withheld and remitted in the ordinary course of Old Lorus’s business pursuant to applicable employment laws, which Taxes have been withheld and remitted as required by Applicable Law, Old Lorus is not subject to any requirement to withhold or remit Taxes on behalf of any other person.

(b)	New Lorus is not a non-resident of Canada or a partnership other than a Canadian Partnership within the meaning of section 116 of the Tax Act.
(13) General
(a)
To the knowledge of New Lorus, based solely on a review of information concerning Old Lorus publicly disclosed on SEDAR as at •, 2007 [Note to draft: Insert a date that is not more than three Business Days prior to the Effective Date], the Lock-Up Holders (together with any person acting jointly or in concert with the Lock-Up Holders) do not beneficially own, or exercise control or direction over, in the aggregate, more than 25% of the then issued and outstanding common shares of Old Lorus.

(b)	There are no investigations, inquiries, demands, claims, actions, suits or proceedings (whether or not purportedly on behalf of Old Lorus):
(i)	pending or, to New Lorus’s knowledge, threatened against or adversely affecting, or that could adversely affect, Old Lorus or any of its assets; or
(ii)	before or by any Governmental Authority,
except such actions, suits or proceedings as are disclosed in Schedule 3.01(13)(a).
(c)	Since October 29, 1999, Old Lorus did not conduct its business in any jurisdiction other than the Province of Ontario.
(d)
Since October 29, 1999, Old Lorus has conducted the business of Old Lorus in compliance in all material respects with all Applicable Laws, has not been in material breach of any such Applicable Laws and has been duly licensed, registered or qualified in the Province of Ontario and all municipalities thereof in which Old Lorus has carried on its business to enable it to be carried on as conducted on and prior to the Effective Date, and all such licences, registrations and qualifications are valid and subsisting and in good standing and none of the same contains any term, provision, condition or limitation that has or may have a Material Adverse Effect.

(e)	Old Lorus has no Permits.
(f)	Old Lorus has no insurance policies.
(g)
Other than in connection with the transactions contemplated by this Agreement and as disclosed to the Purchaser in writing prior to the execution of this Agreement, to the knowledge of New Lorus, there are no shareholders agreements, voting trusts, escrow agreements or similar agreements among the shareholders relating to Old Lorus or the Shares or other securities of Old Lorus that will survive the completion of the Arrangement.

(h)
The information and statements contained in the Information Circular relating to Old Lorus or New Lorus or the business, operations, results of operations, assets, capitalization, financial condition, rights, Liabilities or prospects of Old Lorus or New Lorus, whether on a prospective or pro-forma basis, are true, correct and complete in all material respects and do not contain any misrepresentation.

(i)
Except for the representations and warranties contained in this Agreement or in any other agreement or instrument contemplated hereby or by the Arrangement Agreement, New Lorus makes no other express or implied representation or warranty with respect to any matters not specifically represented herein.

3.02	Purchaser’s Representations and Warranties
The Purchaser represents and warrants to New Lorus that:
(a)	The Purchaser is a corporation duly incorporated, organized and subsisting under the laws of Canada.
(b)	The Purchaser has good and sufficient power, authority and right to enter into and deliver this Agreement and to complete the transactions to be completed by the Purchaser contemplated hereunder.
(c)
This Agreement constitutes a valid and legally binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court.

(d)	Neither the entering into nor the delivery of this Agreement nor the completion of the transactions contemplated hereby by the Purchaser will result in a violation of:
(i)	any of the provisions of the constating documents or by-laws of the Purchaser;
(ii)	any agreement or other instrument to which the Purchaser is a party or by which the Purchaser is bound; or
(iii)	any Applicable Law.
(e)	The Purchaser is a Canadian within the meaning of the Investment Canada Act (Canada).

(f)	The Pinnacle Information is true, correct and complete in all material respects and does not contain any misrepresentation.
(g)
Except for the representations and warranties contained in this Agreement or in any other agreement or instrument contemplated hereby or by the Arrangement Agreement, Purchaser makes no other express or implied representation or warranty with respect to any matters not specifically represented herein.

ARTICLE 4 - COVENANTS
4.01	Taxes
The Purchaser does not assume and will not be liable for any Taxes that may be or become payable by New Lorus including any Taxes resulting from or arising as a consequence of the sale by New Lorus to the Purchaser of the Shares herein contemplated, and New Lorus will indemnify and save harmless the Purchaser and the directors, officers, employees, agents, successors and assigns of the Purchaser from and against all such Taxes.

ARTICLE 5 - CONDITIONS AND TERMINATION
5.01	Conditions for the Benefit of the Purchaser
The sale by New Lorus and the purchase by the Purchaser of the Shares is subject to the following conditions, which are for the exclusive benefit of the Purchaser and which are to be performed or complied with at or prior to the Share Purchase Closing Time:
(a)
New Lorus will have performed or complied with all of the obligations and covenants and conditions of this Agreement to be performed or complied with by New Lorus at or prior to the Share Purchase Closing Time;

(b)
the Purchaser will be furnished with such certificates or other instruments of Old Lorus and of New Lorus or of officers of Old Lorus and of New Lorus as the Purchaser or the Purchaser’s counsel may reasonably think necessary in order to establish that the terms, covenants and conditions contained in this Agreement to have been performed or complied with by New Lorus at or prior to the Share Purchase Closing Time have been performed or complied with;

(c)	there will have been obtained from all appropriate Governmental Authorities such approvals or consents as are required to permit the change of ownership of the Shares contemplated hereby;
(d)	no action or proceeding will be pending or threatened by any person to enjoin, restrict or prohibit the sale and purchase of the Shares contemplated hereby;
(e)	all directors and officers of Old Lorus specified by the Purchaser will resign effective as of the Share Purchase Closing Time or upon the replacement of such of those directors with such persons as may be designated by the Purchaser prior to the Share Purchase Closing Time, as applicable;
(f)
each of the employees of Old Lorus will have been offered (with a reasonable opportunity for consideration) and will have accepted individual offers of employment with New Lorus effective as of the Effective Time on terms and conditions substantially similar in the aggregate as the terms and conditions of the employment of such employees with Old Lorus in effect immediately prior to the Effective Time (including with respect to benefits);

(g)
New Lorus and all directors and officers of Old Lorus will release Old Lorus from any and all possible Claims against Old Lorus arising from any act, matter or thing arising at or prior to the Effective Time, such release to be substantially in the form attached hereto as Schedule 5.01(g);

(h)	all necessary steps and proceedings will have been taken to permit the Shares to be duly and regularly transferred to and registered in the name of the Purchaser;
(i)	each of the Material Assignments will have been obtained, copies of which will have been delivered to the Purchaser;
(j)	New Lorus will have delivered payout letters from each lender identified in Schedule 5.01(j) in form satisfactory to the Purchaser, acting reasonably;
(k)	New Lorus will have delivered to the Purchaser a favourable opinion of New Lorus’s counsel in a form satisfactory to the Purchaser and the Purchaser’s counsel, each acting reasonably;
(l)
each of the Asset Transfer Agreements and the Subsidiary Share Purchase Agreements will have been duly executed and delivered by each of the parties thereto and the Transfer Transactions will have been completed in accordance with the terms thereof;

(m)	the Escrow Agreement will have been duly executed and delivered by each of the parties thereto;
(n)	the Access and Tax Cooperation Agreement will have been duly executed and delivered by each of the parties thereto;
(o)	all of the conditions precedent set forth in Article 11 of the Arrangement Agreement will have been satisfied or waived;
(p)	the Arrangement will have been approved by the shareholders of Old Lorus in the manner contemplated by the Arrangement Agreement;

(q)
each of the transactions contemplated by the Arrangement that are necessary or required to occur and become effective prior to or contemporaneously with the transactions that are the subject of this Agreement will have been duly completed;

(r)	New Lorus will have delivered to the Purchaser the Certificate of Arrangement; and
(s)	the form and legality of all matters incidental to the sale by New Lorus and the purchase by the Purchaser of the Shares will be subject to the approval of the Purchaser’s counsel, acting reasonably.
5.02	Conditions for the Benefit of New Lorus
The sale by New Lorus and the purchase by the Purchaser of the Shares is subject to the following conditions, which are for the exclusive benefit of New Lorus and which are to be performed or complied with at or prior to the Share Purchase Closing Time:
(a)
the Purchaser will have performed or complied with all of the obligations and covenants and conditions of this Agreement to be performed or complied with by the Purchaser at or prior to the Share Purchase Closing Time;

(b)
New Lorus will be furnished with such certificates or other instruments of the Purchaser or of officers of the Purchaser as New Lorus or New Lorus’s counsel may reasonably think necessary in order to establish that the obligations and covenants contained in this Agreement to have been performed or complied with by the Purchaser at or prior to the Share Purchase Closing Time have been performed or complied with;

(c)	the Escrow Agreement will have been duly executed and delivered by each of the parties thereto;
(d)	the Access and Tax Cooperation Agreement will have been duly executed and delivered by each of the parties thereto;
(e)	all of the conditions precedent set forth in Article 11 of the Arrangement Agreement will have been satisfied or waived;
(f)	no action or proceeding will be pending or threatened by any person to enjoin, restrict or prohibit the sale and purchase of the Shares contemplated hereby;
(g)	all necessary steps and proceedings will have been taken to permit the Shares to be duly and regularly transferred to and registered in the name of the Purchaser;

(h)	all necessary steps and proceedings will have been taken to permit and cause the Assets to be duly and regularly transferred from Old Lorus to New Lorus or a Subsidiary thereof;
(i)
each of the transactions contemplated by the Arrangement that are necessary or required to occur and become effective prior to or contemporaneously with the transactions that are the subject of this Agreement will have been duly completed;

(j)	the form and legality of all matters incidental to the sale by New Lorus and the purchase by the Purchaser of the Shares will be subject to the approval of New Lorus’s counsel, acting reasonably;
(k)	the Arrangement will have been approved by the shareholders of Old Lorus in the manner contemplated by the Arrangement Agreement;
(l)	the Certificate of Arrangement will have been obtained;
(m)	there will have been obtained from all appropriate Governmental Authorities such approvals or consents as are required to permit the change of ownership of the Shares contemplated hereby;
(n)	each of the Material Assignments will have been obtained, copies of which will have been delivered to the Purchaser; and
(o)
each of the Asset Transfer Agreements and the Subsidiary Share Purchase Agreements will have been duly executed and delivered by each of the parties thereto and the Transfer Transactions will have been completed in accordance with the terms thereof.

5.03	Waiver of Condition
New Lorus, in the case of a condition set out in Section 5.02 (other than the condition set forth in Section 5.02(e)), and the Purchaser, in the case of a condition set out in Section 5.01 (other than the condition set forth in Section 5.01(o)), will have the exclusive right to waive the performance or compliance of such condition in whole or in part and on such terms as may be agreed upon without prejudice to any of its rights in the event of non-performance of or non-compliance with any other condition in whole or in part; provided that New Lorus will not be entitled to waive the condition set forth in Section 5.02(e) and the Purchaser will not be permitted to waive the condition set forth in Section 5.01(o). Any such waiver will not constitute a waiver of any other conditions in favour of the waiving party.

ARTICLE 6 - CLOSING ARRANGEMENTS
6.01	Closing
The sale and purchase of the Shares will be completed at the Share Purchase Closing Time at the offices of McCarthy Tétrault LLP, Suite 4700, 66 Wellington Street West, Toronto Dominion Bank Tower, Toronto, ON, M5K 1E6.
6.02	Confidentiality
(1) From and after the Share Purchase Closing Time, the Purchaser will and, if applicable, will use commercially reasonable efforts to cause its agents and representatives to, not disclose to anyone or use for any purpose, other than the purposes contemplated by this Agreement, including for the purposes of Section 2.04(2), any confidential information concerning New Lorus obtained by the Purchaser pursuant hereto, and will hold all such information in the strictest confidence, unless: (i) the information is now or hereafter publicly disclosed other than as a result of breach of this provision; (ii) the information was in the possession of the disclosing party prior to the disclosure by the disclosing party; (iii) the information is hereafter disclosed to the disclosing party by a third party having no obligation of confidentiality with regard to the information; (iv) the information is independently generated by the disclosing party without the use and not as a consequence of the disclosure by the other party; (v) the information is required to be disclosed by Applicable Law; or (vi) the information is disclosed in connection with a Claim pursuant to Section 7.02.
(2) From and after the Share Purchase Closing Time, New Lorus will and, if applicable, will use commercially reasonable efforts to cause its agents and representatives to, not disclose to anyone or use for any purpose, other than the purposes contemplated by this Agreement, any confidential information concerning Old Lorus, and will hold all such information in the strictest confidence unless: (i) the information is now or hereafter publicly disclosed other than as a result of breach of this provision; (ii) the information was in the possession of the disclosing party prior to the disclosure by the disclosing party; (iii) the information is hereafter disclosed to the disclosing party by a third party having no obligation of confidentiality with regard to the information; (iv) the information is independently generated by the disclosing party without the use and not as a consequence of the disclosure by the other party; (v) the information is required to be disclosed by Applicable Law; or (vi) the information is disclosed in connection with a Claim pursuant to Section 7.02.
ARTICLE 7 - INDEMNIFICATION
7.01	Survival
All covenants, representations and warranties of each party contained in this Agreement will survive the Closing and will continue in full force and effect, subject to the provisions of this Article 7.

7.02	Indemnification by New Lorus
(1) Subject to the provisions of this Article 7, New Lorus will indemnify and save harmless the Purchaser and the directors, officers, employees, successors and assigns of the Purchaser (collectively, the “Purchaser Indemnified Parties”) from and against:
(a)
all Claims directly or indirectly resulting from any breach of any covenant of New Lorus contained in this Agreement or from any inaccuracy or misrepresentation in any representation or warranty set forth in Section 3.01; and

(b)
all Claims directly or indirectly resulting from any Taxes owing or which may become owing by Old Lorus in respect of any period ending prior to, at or including the Effective Time, other than (i) any such Claims directly or indirectly resulting from the transfer of property contemplated by Section 3.01(26) of the Plan of Arrangement and (ii) any such Claims directly or indirectly resulting from any breach by Old Lorus of its obligations under section 3(e) of the Access and Tax Cooperation Agreement.

(2) Notwithstanding any of the other provisions of this Agreement, New Lorus will not be liable to any Purchaser Indemnified Party in respect of any Claim directly or indirectly resulting from:
(a)
any inaccuracy or misrepresentation in any representation or warranty set forth in Section 3.01 (other than the representations and warranties set forth in Sections 3.01(4)(d), 3.01(11) or 3.01(12)) unless a Claim with respect thereto is made within three years after the Closing Date;

(b)	subject to Section 7.02(4), any inaccuracy or misrepresentation in any representation or warranty set forth in Section 3.01(4)(d):
(i)
unless a Claim with respect thereto is made within four years after the date on which Old Lorus receives a notice of original assessment under the Tax Act or applicable provincial Tax legislation assessing liability for Taxes under applicable Tax legislation in respect of the first taxation period of Old Lorus ending after the Closing Date;

(ii)
unless a Claim with respect thereto is (A) based on information that was within the knowledge of New Lorus and not disclosed in writing to the Purchaser or Pinnacle prior to the Share Purchase Closing Time or (B) is based on information that New Lorus ought reasonably to have known but was not disclosed in writing to the Purchaser or Pinnacle prior to the Share Purchase Closing Time; and

(iii)	unless the aggregate fair market value of the Assets as at the Effective Date exceeds the FMV Amount by 10% or more (such excess amount being referred to herein as the “Excess Amount”), in which case New Lorus will only be liable to a Purchaser Indemnified Party in respect of Claims arising as a result of the Excess Amount and then only at a rate of $0.074 for every dollar of such Claims;

(c)	any inaccuracy or misrepresentation in any representation or warranty set forth in Section 3.01(11) unless a Claim with respect thereto is made within six years after the Closing Date;
(d)
any inaccuracy or misrepresentation in any representation or warranty set forth in Section 3.01(12) unless a Claim with respect thereto is made prior to the date that is 90 days after the expiration of the period, if any, during which an assessment, reassessment or other form of recognized document assessing liability for Taxes under applicable Tax legislation in respect of any taxation period to which such representations and warranties extend could be issued under such tax legislation to Old Lorus or its Subsidiaries; or

(e)
any inaccuracy or misrepresentation in any representation or warranty set forth in Section 3.01 in excess of the Purchase Price (and for the purposes of this Section 7.02(2)(e), all Claims (as determined by a non-appealable decision of a court of competent jurisdiction or pursuant to a binding settlement between the parties) by the Purchaser Indemnified Parties will be aggregated with all Claims and demands by the Purchaser or any other Indemnified Party pursuant to Section 13.1 of the Arrangement Agreement);

other than, in all cases, any Claim attributable to an inaccuracy or misrepresentation pertaining to a Special Representation or fraud.
(3) Any representation or warranty or indemnified item that is the subject of a Claim that is asserted prior to the applicable expiration date of such representation or warranty or indemnified item will survive with respect to such Claim or any dispute related thereto until the final resolution thereof pursuant to this Agreement.
             (4) In the event that any payment is required to be made by New Lorus to any Purchaser Indemnified Party in respect of any Claim directly or indirectly resulting from any inaccuracy or misrepresentation in the representation and warranty set forth in Section 3.01(4)(d), such payment will be made immediately upon such amount becoming due and payable or, at New Lorus’s option, upon written notice to the Purchaser prior to the first such instalment, in 12 equal consecutive monthly instalments beginning on the first day of the month immediately following the date on which such amount first became due and payable and bearing interest on any unpaid amount at the then prevailing prime rate per annum quoted by the Royal Bank of Canada plus 2%.

7.03	Indemnification by the Purchaser
(1) Subject to the provisions of this Article 7, the Purchaser will indemnify collectively and save harmless New Lorus and the directors, officers and employees of New Lorus (collectively, the “New Lorus Indemnified Parties”) from and against all Claims incurred by New Lorus directly or indirectly resulting from any breach of any covenant of the Purchaser contained in this Agreement or from any inaccuracy or misrepresentation in any representation or warranty set forth in Section 3.02.
(2) Notwithstanding any of the other provisions of this Agreement, the Purchaser will not be liable to any New Lorus Indemnified Party in respect of any inaccuracy or misrepresentation in any representation or warranty set forth in Section 3.02 unless such Claim with respect thereto is made within three years after the Closing Date.
7.04	Third Party Indemnification
              Promptly after the assertion by any third party of any claim, demand or notice thereof (a “Third Party Proceeding”) against any person entitled to indemnification under this Agreement (the “Indemnitee”) that results or may result in the incurrence by such Indemnitee of any Claims for which such Indemnitee would be entitled to indemnification pursuant to this Agreement, unless the Claim involves Taxes in which case the provisions of Section 7.05 will apply, such Indemnitee will promptly notify the party from whom such indemnification is or may be sought (the “Indemnitor”) of such Third Party Proceeding. Such notice will also specify with reasonable detail (to the extent the information is reasonably available) the factual basis for the Third Party Proceeding, the amount claimed by the third party, or if such amount is not then determinable, a reasonable estimate of the likely amount of the claim by the Third Party. The failure to promptly provide such notice will not relieve the Indemnitor of any obligation to indemnify the Indemnitee, except to the extent such failure prejudices the Indemnitor. Thereupon, the Indemnitor will have the right, upon written notice (the “Defence Notice”) to the Indemnitee within 30 days after receipt by the Indemnitor of notice of the Third Party Proceeding (or sooner if such Third Party Proceeding so requires), to conduct, at its own expense, the defence against the Third Party Proceeding in its own name or, if necessary, in the name of the Indemnitee provided that: (a) the Indemnitor acknowledges and agrees in the Defence Notice that as between the Indemnitor and the Indemnitee, it is liable to pay for all Claims arising from or relating to such Third Party Proceeding and (b) the Indemnitor provides to the Indemnitee adequate security (approved by the Purchaser acting reasonably) from time to time in respect of such Claims. The Defence Notice will specify the counsel the Indemnitor will appoint to defend such Third Party Proceeding (the “Defence Counsel”), and the Indemnitee will have the right to approve the Defence Counsel, which approval will not be unreasonably withheld. Any Indemnified Party will have the right to employ separate counsel in any Third Party Proceeding and/or to participate in the defence thereof, but the fees and expenses of such counsel will not be included as part of any Claims incurred by the Indemnified Party unless (i) the Indemnitor failed to give the Defence Notice, including the acknowledgement and agreement to be set out therein within the prescribed period, (ii) such Indemnified Party has received an opinion of counsel, reasonably acceptable to the Indemnitor, to the effect that the interests of the

Indemnified Party and the Indemnitor with respect to the Third Party Proceeding are sufficiently adverse to prohibit the representation by the same counsel of both parties under applicable ethical rules, or (iii) the employment of such counsel at the expense of the Indemnitor has been specifically authorized by the Indemnitor. The party conducting the defence of any Third Party Proceeding will keep the other party apprised of all significant developments and will not enter into any settlement, compromise or consent to judgment with respect to such Third Party Proceeding unless the Indemnitor and the Indemnitee consent, which consent will not be unreasonably withheld.
7.05	Third Party Indemnification - Tax Claims
(1) If any Third Party Proceeding relating to Taxes is brought against an Indemnitee and it gives notice to the Indemnitor of the commencement of the Third Party Proceeding, the Indemnitee will have the sole and exclusive right of carriage of such Third Party Proceeding through counsel of its choosing. The Indemnitor will be entitled to participate in the Third Party Proceeding as described herein, provided that the Indemnitor acknowledges its obligation to indemnify the Indemnitee in accordance with the terms contained in Article 7 (including expenses of counsel and other expenses of the Third Party Proceeding) and it reimburses the Indemnitee for any amount paid to any Governmental Authority in order to pursue a contest of the Third Party Proceeding. The Indemnitor will have the right to employ, at its own expense, separate counsel, such counsel to be reasonably satisfactory to the Indemnitee, in any such suit and participate in its defence. Such participation will be strictly limited to being kept informed of the status of the Third Party Proceeding by counsel to the Indemnitee, to reviewing any proposed written communications and other documents to be submitted to the relevant governmental authority or filed with a court in respect of the Third Party Proceeding and to receiving copies of any correspondence received from any governmental authority relating to such Third Party Proceeding, except that no compromise or settlement of any Third Party Proceeding or claims relating to Taxes may be made by the Indemnitee without the Indemnitor’s consent, which consent may not be unreasonably withheld.
(2) For greater certainty, any Third Party Proceeding or claim relating to Taxes resulting or arising from any amendment, made or filed without the consent of the Indemnitor, after the Effective Date to the Tax Returns under Section 3.01(12)(a)(i) will not qualify for indemnity or be the subject of any indemnity claim under Article 7.
(3) Notwithstanding Section 7.04, the Indemnitor may, at its option, direct the Indemnitee to settle or abandon any Third Party Proceeding or Claim relating to Taxes for which it is obligated to indemnify the Indemnitee provided that it acknowledges its liability for the Third Party Proceeding or Claim (including expenses of counsel and other expenses of the Third Party Proceeding) and pays to the Indemnitee the Taxes owing under such Third Party Proceeding or Claim.

7.06	Exclusive Remedy
From and after the completion of the sale and purchase of Shares herein contemplated, except in the case of a breach of Section 6.02(1) or (2), the rights of indemnity set forth in this Article 7 are the sole and exclusive remedies of each party in respect of any inaccuracy or misrepresentation in any representation or warranty, or breach of covenant or other obligation by another party under this Agreement. Accordingly, the parties waive, from and after the Closing, any and all rights, remedies and claims that one party may have against another party, whether at law, under any statute or in equity (including claims for contribution or other rights of recovery arising under any Environmental Law, claims for breach of contract, breach of representation and warranty, negligent representation and all claims for breach of duty), or otherwise, directly or indirectly, relating to the provisions of this Agreement or the transaction of the sale and purchase of the Shares contemplated by this Agreement other than equitable remedies in the case of a breach of Section 6.02(2), as expressly provided for in this Article 7 and other than those arising with respect to any fraud. This Article 7 will remain in full force and effect in all circumstances and will not be terminated by any breach (fundamental, negligent or otherwise) by any party of its representations, warranties, covenants or other obligations under this Agreement or under any Closing document or by any termination or rescission of this Agreement by any party. The parties acknowledge and agree that nothing contained in this Section 7.06 will any manner limit the remedies, if any, of any of the parties under any other agreement to which they are a party.
7.07	After Tax Basis
In determining the amount of any Claim under this Article 7, such Claim will be increased (or decreased) to take into account any net Tax cost (or net current or future Tax benefit) incurred or enjoyed by the Indemnitee as a result of the matter giving rise to such Claim and the receipt of an indemnity payment hereunder. For greater certainty, any net Tax cost will include any further cost resulting from such increased payment.
7.08	Adjustment to Purchase Price
                            All amounts payable by New Lorus to a Purchaser Indemnified Party pursuant to Article 7 will be deemed to be a decrease to the Purchase Price. All amounts payable by the Purchaser to a New Lorus Indemnified Party pursuant to Article 7 will be deemed to be an increase to the Purchase Price.
ARTICLE 8 - GENERAL
8.01	Further Assurances
Each of New Lorus and the Purchaser will from time to time execute and deliver all such further documents and instruments and do all acts and things as the other party may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

8.02	Time of the Essence
                           Time is of the essence of this Agreement.
8.03	Fees and Commissions
Each of New Lorus and the Purchaser will pay its respective legal and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant to this Agreement and any other costs and expenses whatsoever and howsoever incurred and will indemnify and save harmless the other from and against any Claim for any broker’s, finder’s or placement fee or commission alleged to have been incurred as a result of any action by it in connection with the transactions under this Agreement.
8.04	Benefit of the Agreement
This Agreement will enure to the benefit of and be binding upon the respective heirs, executors, administrators, other legal representatives, successors and permitted assigns of the parties hereto.
8.05	Entire Agreement
                           Except for the agreement contemplated in the definition of “Buyout Amount” in Section 1.01, this Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the parties hereto with respect thereto.
8.06	Amendments and Waivers
No amendment to this Agreement will be valid or binding unless set forth in writing and duly executed by both of the parties hereto. No waiver of any breach of any provision of this Agreement will be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided, will be limited to the specific breach waived.
8.07	Notices
Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and will be given by personal delivery, by registered mail or by electronic means of communication addressed to the recipient as follows:

To New Lorus:

Lorus Therapeutics Inc.
2 Meridian Road
Toronto, ON M9W 4Z7

Fax No.:        416.798.2200
Attention:    Director of Finance

To the Purchaser:

6707157 Canada Inc.
c/o Pinnacle International Lands, Inc.
Suite 300 - 911 Homer Street
Vancouver, BC V6B 2W6

Fax No.:        604.688.7749
Attention:    Vice President Finance

or to such other street address, individual or electronic communication number or address as may be designated by notice given by either party to the other. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by registered mail, on the fifth Business Day following the deposit thereof in the mail and, if given by electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the Business Day during which such normal business hours next occur if not given during such hours on any day. If the party giving any demand, notice or other communication knows or ought reasonably to know of any difficulties with the postal system that might affect the delivery of mail, any such demand, notice or other communication may not be mailed but must be given by personal delivery or by electronic communication.
8.08	Remedies Cumulative
The right and remedies of the parties under this Agreement are cumulative and are in addition to, and not in substitution for, any other rights and remedies available at law or in equity or otherwise. No single or partial exercise by a party of any right or remedy precludes or otherwise affects the exercise of any other right or remedy to which that party may be entitled.
8.09	No Third Party Beneficiaries
Except as provided in Section 8.04, this Agreement is solely for the benefit of:
(a)	New Lorus, and its successors and permitted assigns, with respect to the obligations of the Purchaser under this Agreement; and

(b)	the Purchaser, and its successors and permitted assigns, with respect to the obligations of New Lorus under this Agreement;
and this Agreement will not be deemed to confer upon or give to any other person any remedy, Claim, Liability, reimbursement, cause of action or other right. New Lorus appoints the Purchaser as the trustee for the Purchaser’s directors, officers, employees and agents with respect to the covenants and indemnification of New Lorus in favour of such persons as specified in this Agreement and the Purchaser accepts such appointment. The Purchaser appoints New Lorus as the trustee for New Lorus’s directors, officers, employees and agents with respect to the covenants and indemnification of the Purchaser in favour of such persons specified in this Agreement and New Lorus accepts such appointment.
8.10	Governing Law
                            This Agreement is governed by and will be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.
8.11	Attornment
For the purpose of all legal proceedings this Agreement will be deemed to have been performed in the Province of Ontario and the courts of the Province of Ontario will have jurisdiction to entertain any action arising under this Agreement. New Lorus and the Purchaser each attorns to the jurisdiction of the courts of the Province of Ontario.
8.12	Counterparts
                            This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.
8.13	Facsimiles
                           Delivery of an executed signature page to this Agreement by any party by electronic transmission will be as effective as delivery of a manually executed copy of this Agreement by such party.
[The remainder of this page has been intentionally left blank.]

IN WITNESS WHEREOF the parties have executed this Agreement.

6707157 CANADA INC.

Per:
Michael De Cotiis
President

LORUS THERAPEUTICS INC.

Per:

Per:

SCHEDULE 1.01-A
Form of Access and Tax Cooperation Agreement
[attached]

ACCESS TO RECORDS AND TAX COOPERATION AGREEMENT

THIS AGREEMENT is made as of •, 2007.

BETWEEN:

4325231 CANADA INC., a corporation incorporated under the laws of Canada (“Old Lorus”)

- and -

LORUS THERAPEUTICS INC., a corporation incorporated under the laws of Canada (“New Lorus”)

- and -

NUCHEM PHARMACEUTICALS INC., a corporation incorporated under the laws of the Province of Ontario (“NuChem”)

- and -

GENESENSE TECHNOLOGIES INC., a corporation incorporated under the laws of Canada (“GeneSense”)

WHEREAS Old Lorus, New Lorus and certain others have entered into the Arrangement Agreement, pursuant to which Old Lorus agreed to reorganize its business by way of a plan of arrangement pursuant to section 192 of the Canada Business Corporations Act in accordance with the terms set forth therein;

AND WHEREAS pursuant to the Arrangement, all of the Assets have been transferred to New Lorus, GeneSense or NuChem (collectively, the “New Lorus Parties” and individually a “New Lorus Party”) pursuant to the Transfer Transactions;

AND WHEREAS in connection with the Arrangement, Old Lorus will change its name to 4325231 Canada Inc., and New Lorus will change its name to Lorus Therapeutics Inc.;

AND WHEREAS it is a condition of the Share Purchase Agreement (the “Share Purchase Agreement”) dated as of the date hereof between the Purchaser and New Lorus that the parties hereto enter into this Agreement in order to set forth the terms of the relationship between Old Lorus and each New Lorus Party with respect to Old Lorus’s access to the Books and Records, with respect to New Lorus’s access to the Minute Books and with respect to the cooperation of the parties hereto following completion of the transactions contemplated by the Arrangement;

NOW THEREFORE in consideration of the premises and the respective covenants and agreements contained herein and other good and valuable consideration (the receipt of which is hereby acknowledged), the parties hereto covenant and agree as follows:

1.         INTERPRETATION

1.1 Defined Terms

Unless the context clearly indicates to the contrary, terms used in this Agreement, including the recitals hereto, that are defined in the Share Purchase Agreement and not otherwise defined herein will have the meanings herein as in the Share Purchase Agreement.

1.2 Extended Meanings

In this Agreement words importing the singular number only include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, corporations, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures and Governmental Authorities. The term “including” means “including without limiting the generality of the foregoing”.

1.3 Section References and Headings

The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and will not affect in any way the meaning or interpretation of this Agreement.

1.4 Date for any Action

In the event that any date by or on which any action is required or permitted to be taken hereunder by any of the parties hereto is not a Business Day in the place where the action is required or permitted to be taken, such action will be required or permitted to be taken by or on the next succeeding day that is a Business Day.

2.           ACCESS TO BOOKS AND RECORDS

2.1 Access to Books and Records of New Lorus Parties

(a) From the date of this Agreement until the expiration of the Term or the earlier termination of this Agreement pursuant to Section 4, each New Lorus Party will, subject to Applicable Law, provide or make available, or cause to be provided or made available, to Old Lorus and its affiliates and each of their authorized representatives, including accountants, consultants and legal counsel (collectively, the “Old Lorus Representatives”), reasonable access to and the right to copy, at Old Lorus’s expense, the books and records of each New Lorus Party and any other information relating to the business, operations or financial affairs of each New Lorus Party reasonably required by Old Lorus or the Old Lorus Representatives relating to periods prior to or including the Effective Date (collectively, the “Books and Records”) in order to:

(i)	review any Tax Return with respect to Old Lorus for any Tax year or period ending on or prior to or including the Effective Date (each, a “Subject Tax Return”);

(ii)	prepare a Tax Return with respect to Old Lorus for any Tax year or period which includes the Effective Date (each, an “Effective Date Return”);

(iii)	respond to or address any inquiry from a Governmental Authority, Taxation Authority or quasi-governmental authority with respect to any period ending on or prior to or including the Effective Date;

(iv)	respond to or address any matter regarding Old Lorus, GeneSense or NuChem or any of their affiliates with respect to any period ending on or prior to or including the Effective Date; or

(v)	respond to, address or conduct any proceeding relating to any Claim in accordance with the terms of the Indemnification Agreement.

(b) In the event that Old Lorus sells all or any portion of its business or assets, each New Lorus Party will grant to the purchased business or the purchaser of such business or assets, the same access to the Books and Records as provided to Old Lorus under this Agreement on the same terms as set out in this Agreement, provided that such purchased business or purchaser enters into a confidentiality agreement with each New Lorus Party on terms and conditions reasonably satisfactory to each New Lorus Party; provided that such purchased business or purchaser is not a competitor of any New Lorus Party.

(c) Each New Lorus Party agrees that, for a period of seven years following the Effective Date, or such longer period as may be required by any Applicable Law (the “Retention Period”), Taxation Authority or Governmental Authority, it will not destroy or otherwise dispose of, or acquiesce in the destruction or disposal of, any of the Books and Records. Each New Lorus Party will use commercially reasonable efforts to retain and preserve all such Books and Records and will not destroy or otherwise dispose of, or acquiesce in the destruction or disposal of such Books and Records during the Retention Period without first offering to deliver to Old Lorus, at Old Lorus’s expense, custody of such Books and Records.

(d) Old Lorus will, and will cause the Old Lorus Representatives to, use any information obtained pursuant to this Agreement solely for the purposes described in this Agreement and, if requested, will enter into a confidentiality agreement with each New Lorus Party on terms and conditions reasonably satisfactory to each New Lorus Party to protect the confidentiality of such information.

2.2 Access to Minute Books

(a) Subject to Section 2.2(e) hereof, from and after the date of this Agreement, Old Lorus will, subject to Applicable Law, provide or make available, or cause to be provided or made available, to New Lorus and its affiliates and each of their authorized representatives, including accountants, consultants and legal counsel (collectively, the “New Lorus Representatives”), reasonable access to and the right to copy, at New Lorus’s expense, the corporate minute books (the “Minute Books”) relating to each New Lorus Party reasonably required by a New Lorus Party or the New Lorus Representatives relating to periods prior to or including the Effective Date.

(b) Subject to Section 2.2(e) hereof , in the event that New Lorus sells all or any portion of its business or assets, Old Lorus will grant to the purchased business or the purchaser of such business or assets, the same access to the Minute Books as provided to New Lorus under this Agreement on the same terms as set out in this Agreement, provided that such purchased business or purchaser enters into a confidentiality agreement with Old Lorus on terms and conditions reasonably satisfactory to Old Lorus.

(c) Subject to Section 2.2(e) hereof, Old Lorus agrees that it will use commercially reasonable efforts to retain and preserve the Minute Books and will not destroy or otherwise dispose of, or acquiesce in the destruction or disposal of such Minute Books.

(d) New Lorus will, and will cause the New Lorus Representatives to, use any information obtained pursuant to this Agreement solely for the purposes described in this Agreement and, if requested, will enter into a confidentiality agreement with Old Lorus Party on terms and conditions reasonably satisfactory to Old Lorus to protect the confidentiality of such information.

(e) Notwithstanding any other provision of this Agreement, Old Lorus will be relieved of its covenants and obligations under Section 2.2 of this Agreement if it delivers or causes to be delivered to New Lorus or, as applicable, the purchased business or purchaser described in Section 2.2(b) hereof, copies of the Minute Books in a form reasonably acceptable to New Lorus or, as applicable, such purchased business or purchaser.

3.            TAX MATTERS

(a) Each Subject Tax Return will be prepared and filed on a timely basis by New Lorus, subject to the prior review, comment and approval by Old Lorus and its representatives and professional advisors as provided herein, not to be unreasonably withheld or delayed. New Lorus will prepare and deliver to Old Lorus a draft of each Subject Tax Return, together with copies of all working papers and other documentation used or prepared in connection with the preparation of, or that otherwise form the basis of, such Subject Tax Return. Old Lorus and its representatives and professional advisors will have at least 10 Business Days to review, comment on and approve each Subject Tax Return, which approval must not be unreasonably withheld or delayed. Such Tax Returns will be prepared on a basis consistent with prior practice, except where otherwise required under Applicable Law, and each New Lorus Party and Old Lorus will cooperate with one another to prepare and effect such filings on a timely basis in the manner contemplated by this Agreement, taking into account the reasonable comments of Old Lorus, if any. New Lorus or the applicable New Lorus Party will, for and on behalf of Old Lorus, timely remit any Taxes shown as owing on any such Tax Returns. Each New Lorus Party agrees to indemnify and hold harmless Old Lorus and its affiliates against any Claim arising in connection with the preparation and filing of any Subject Tax Return and for any Taxes shown as owing on any such Tax Return, except any Claim arising as a result of a breach by Old Lorus of Section 3(e) of this Agreement.

(b) New Lorus will prepare, and provide Old Lorus access to, within 90 days of the Effective Date, copies of all working papers and other documentation relating to the operations and activities of Old Lorus up to and including the Effective Date (the “Current Year Information”) used or prepared in connection with the preparation of, or that otherwise form the basis of, an Effective Date Tax Return. Old Lorus and the Old Lorus Representatives

will have 30 Business Days following the receipt of the Current Year Information to review, comment on and approve the Current Year Information, which approval must not be unreasonably withheld or delayed. If Old Lorus does not approve the Current Year Information within the aforementioned 30 Business Day period, it will be deemed to have approved the Current Year Information. New Lorus will prepare Effective Date Tax Returns consistent with prior practice, except where otherwise required under Applicable Law, and each New Lorus Party and Old Lorus will cooperate with one another to prepare and effect such filings on a timely basis in the manner contemplated by this Agreement, taking into account the reasonable comments of Old Lorus, if any.

(c) Old Lorus and New Lorus will provide written notice to one another, as applicable, of any inquiries made by, discussions with or representations or submissions proposed to be made to any Taxation Authority to the extent that the subject matter thereof relates to any Subject Tax Return or Effective Date Tax Return, any Tax year or period ending on or prior to or including the Effective Date, or any representation, covenant or obligation of any New Lorus Party hereunder or under the Share Purchase Agreement that could reasonably be expected to give rise to a right of indemnity hereunder or under the Share Purchase Agreement. Old Lorus and each New Lorus Party, as applicable, will forthwith advise the other parties hereto of the substance of any such inquiries, discussions, representations or submissions and provide each party hereto with copies of any written communications from any Taxation Authority relating thereto. Each of the parties hereto will provide the other parties with a reasonable opportunity to comment on any such representations or submissions and to attend any meeting with any such Taxation Authority with respect to such matters.

(d) Each New Lorus Party will use commercially reasonable efforts to take reasonable steps, including obtaining any certificate or other document from or effect any filing with any Taxation Authority, as may be considered desirable to mitigate, reduce or eliminate any Taxes that could be imposed on Old Lorus, provided that a New Lorus Party will not be required to expend more than nominal amounts of money to effect same, unless the reasonable costs of doing so are reimbursed by Old Lorus.

(e) Each of New Lorus and Old Lorus covenants that it will not take any action after the Effective Time, make any election or deemed election or make or change any Tax election, amend any Tax Return or take any position on any Tax Return that results in any increased Tax Liability or reduction of any deduction, credit, loss carry-over or tax pool of Old Lorus in respect of any period ending on or before, or which includes, the Effective Date.

4.           TERM; TERMINATION

The term of this Agreement will commence on the date hereof and will terminate on the date on which the parties no longer have any obligations hereunder; provided that Sections 2.1(d) and 2.2(d) will survive termination or expiry of this Agreement and remain in full force and effect.

5.           GENERAL PROVISIONS

5.1 Further Assurances

Each of the parties hereto will from time to time execute and deliver all such further documents and instruments, including Tax filings, Tax Returns and other documents and instruments, and do all acts and things as the other party may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

5.2 Assignment

No party hereto may assign its rights and obligations under this Agreement, in whole or in part, whether by operation of law or otherwise, without the prior written consent of the other parties hereto, and any such assignment contrary to the terms hereof will be null and void and of no force and effect.

5.3 Entire Agreement; Amendments and Waiver

Except for the various collateral agreements entered into in connection with the Arrangement, this Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the parties hereto with respect thereto. No amendment to this Agreement will be valid or binding unless set forth in writing and duly executed by all of the parties hereto. No waiver of any breach of any provision of this Agreement will be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided, will be limited to the specific breach waived.

5.4 Governing Law

This Agreement will be governed by and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. Each party hereto hereby irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Ontario in respect of all matters arising under or in relation to this Agreement.

5.5 Severability

If any part of any provision of this Agreement will be invalid or unenforceable in any respect, such part will be ineffective to the extent of such invalidity or unenforceability only, without in any way affecting the validity and enforceability of the remaining parts of such provision or the remaining provisions of this Agreement.

5.6 Benefit of Agreement; Successors and Assigns

This Agreement will enure to the benefit of and be binding upon the respective heirs, executors, administrators, other legal representatives, successors and permitted assigns of the parties hereto.

5.7 Counterparts; Facsimile Signatures

This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument. Delivery of an executed signature page to this Agreement by any party by electronic transmission will be as effective as delivery of a manually executed copy of this Agreement by such party.

[The remainder of this page has been intentionally left blank]

IN WITNESS WHEREOF the parties have executed this Agreement.

4325231 CANADA INC.

by:
Name: Michael De Cotiis
Title: President

LORUS THERAPEUTICS INC.

by:
Name:
Title:

NUCHEM PHARMACEUTICALS INC.

by:
Name:
Title:

GENESENSE TECHNOLOGIES INC.

by:
Name:
Title:

SCHEDULE 3.01(1)(d)

Share Conditions

• [Note to draft: To be inserted in final agreement.]

SCHEDULE 3.01(12)(a)

Taxes

• [Note to draft: To be inserted in final agreement.]

SCHEDULE 3.01(12)(b)

Suits or Proceedings

• [Note to draft: To be inserted in final agreement.]

SCHEDULE 5.01(g)

Forms Of Release

[attached]

RELEASE

WHEREAS Lorus Therapeutics Inc. ("New Lorus") has agreed to sell and 6707157 Canada Inc. (the "Purchaser") has agreed to purchase the Appropriate Number of voting common shares and all of the non-voting common shares of 4325231 Canada Inc. (the "Corporation") pursuant to the terms of a share purchase agreement (the "Share Purchase Agreement") made on or about the date hereof between the Purchaser and New Lorus and, as a condition of the closing of the transactions contemplated by the Share Purchase Agreement, each officer and director, on the one hand, and the Corporation, on the other hand, is required to deliver this mutual release in favour of the other in respect of Claims arising from any act, matter or thing arising at or prior to the Effective Time;

AND WHEREAS • [insert name of officer/director] (the "Officer") is an [officer and/or director] of the Corporation;

AND WHEREAS terms used in this Release that are defined in the Share Purchase Agreement will have the same meanings herein as in the Share Purchase Agreement;

NOW THEREFORE THIS RELEASE WITNESSES that in consideration of (i) the closing of the transactions contemplated by the Share Purchase Agreement, (ii) the payment to the Officer of the sum of $1 of lawful money of Canada by the Corporation (the receipt and sufficiency of which are hereby acknowledged) and (iii) the payment to the Corporation of the sum of $1 of lawful money of Canada by the Officer (the receipt and sufficiency of which are hereby acknowledged):

(a)
the Officer hereby releases and forever discharges the Corporation from any and all Claims which the Officer as an [officer and/or director] of the Corporation or otherwise ever had, now has or may hereafter have for or by reason of or in any way arising out of any cause, matter or thing whatsoever existing at or prior to the Effective Time and, in particular, without in any way limiting the generality of the foregoing, for or by reason of or in any way arising out of any claims for money advanced, salary, wages, retirement or pension allowances, director's fees, bonus, expenses, participation in profits, earnings or other remuneration whether authorized or provided for by by-law, resolution, contract or otherwise; and

(b)
the Corporation releases and forever discharges the Officer from any and all Claims which the Corporation ever had, now has or may hereafter have for or by any reason of or in any way arising out of any cause, matter or thing whatsoever done or omitted to be done by the Corporation existing at or prior to the Effective Time, except for matters arising in circumstances in which the Corporation would not have been permitted under the Canada Business Corporations Act to indemnify the Officer in respect thereof.

For the said consideration (i) the Officer agrees that it shall not make any Claim or take any proceedings with respect to any matter released and discharged in this Release which may result in any Claim arising against the Corporation for contribution or indemnity or other relief and (ii) the Corporation agrees that it shall not make any Claim or take any proceedings with respect to any matter released and discharged in this Release which may result in any Claim arising against the Officer for contribution or indemnity or other relief.

The Officer hereby declares that it has had the opportunity to seek independent legal advice with respect to this Release, and each of the Officer and the Corporation hereby declare that it has read and fully understands this Release.

This Release shall be governed by and construed in accordance with the laws of the Province of Ontario.

This Release shall enure to the benefit of and be binding upon the heirs and legal personal representatives of the Officer and the successors and assigns of the Corporation, respectively.

IN WITNESS WHEREOF the Officer and the Corporation have executed this Release this___________ of _________________ , 2007.

4325231 CANADA INC.
By:

SIGNED, SEALED AND DELIVERED	)
in the presence of:	)
)
)
Witness	)	Signature

Print name

[Form of release for New Lorus]

 RELEASE

WHEREAS Lorus Therapeutics Inc. (formerly 6650309 Canada Inc.) ( "New Lorus") has agreed to sell and 6707157 Canada Inc. (the "Purchaser") has agreed to purchase the Appropriate Number of voting common shares and all of the non-voting common shares of 4325231 Canada Inc. (the "Corporation") pursuant to the terms of a share purchase agreement (the "Share Purchase Agreement") made on or about the date hereof between the Purchaser and New Lorus and, as a condition of the closing of the transactions contemplated by the Share Purchase Agreement, New Lorus has agreed to release the Corporation from all Claims against the Corporation arising from any act, matter or thing arising at or prior to the Effective Time;

AND WHEREAS terms used in this Release that are defined in the Share Purchase Agreement will have the same meanings herein as in the Share Purchase Agreement;

NOW THEREFORE THIS RELEASE WITNESSES that in consideration of the closing of the transactions contemplated by the Share Purchase Agreement and the payment to New Lorus of the sum of $1 of lawful money of Canada by the Corporation (the receipt and sufficiency of which are hereby acknowledged), New Lorus:

(a)
hereby releases and forever discharges the Corporation from any and all possible Claims which New Lorus as a shareholder or creditor of the Corporation or otherwise ever had, now has or may hereafter have for or by reason of or in any way arising out of any cause, matter or thing whatsoever existing at or prior to the Effective Time and, in particular, without in any way limiting the generality of the foregoing, for or by reason of or in any way arising out of any claims for money advanced, whether authorized or provided for by by-law, resolution, contract or otherwise, save and except for matters arising under the Arrangement Agreement; and

(b)
agrees that New Lorus will not make any Claim or take any proceedings with respect to any matter released and discharged in this Release which may result in any Claim arising against the Corporation for contribution or indemnity or other relief.

This Release shall be governed by and construed in accordance with the laws of the Province of Ontario.

This Release shall enure to the benefit of your successors and assigns and shall be binding upon the successors and assigns of New Lorus.

[the remainder of this page has been intentionally left blank]

IN WITNESS WHEREOF New Lorus has executed this Release this____________day of _________________, 2007

LORUS THERAPEUTICS INC.
Per:
Name:
Title:

SCHEDULE 5.01(j)

Payout Lenders

• [Note to draft: To be inserted in final agreement.]

SCHEDULE J
INDEMNIFICATION AGREEMENT

INDEMNIFICATION AGREEMENT

BETWEEN

4325231 CANADA INC.

AND

LORUS THERAPEUTICS INC.

AND

NUCHEM PHARMACEUTICALS INC.

AND

GENESENSE TECHNOLOGIES INC.

MADE AS OF

•, 2007

McCarthy Tétrault LLP

INDEMNIFICATION AGREEMENT

THIS AGREEMENT is made as of •, 2007.

BETWEEN:

4325231 CANADA INC., a corporation incorporated under the laws of Canada (“Old Lorus”)

- and -

LORUS THERAPEUTICS INC., a corporation incorporated under the laws of Canada (“New Lorus”)

- and -

NUCHEM PHARMACEUTICALS INC., a corporation incorporated under the laws of the Province of Ontario (“NuChem”)

- and -

GENESENSE TECHNOLOGIES INC., a corporation incorporated under the laws of Canada (“GeneSense”)

WHEREAS Old Lorus, New Lorus and certain others have entered into the Arrangement Agreement, pursuant to which Old Lorus agreed to reorganize its business (the “Arrangement”) by way of a plan of arrangement pursuant to section 192 of the Canada Business Corporations Act in accordance with the terms set forth therein;

AND WHEREAS pursuant to the Arrangement, all of the Assets have been transferred to a Lorus Party pursuant to the Transfer Transactions;

AND WHEREAS in connection with the Arrangement, Old Lorus will change its name to its incorporation number, 4325231 Canada Inc., and New Lorus will change its name to Lorus Therapeutics Inc.;

AND WHEREAS without limiting any of the provisions of this Agreement and subject to the terms and conditions set forth herein, the Lorus Parties have agreed to indemnify the Indemnified Parties from and against all Losses incurred by any of the Indemnified Parties which arise out of any matter or thing occurring (a) prior to, at or after the Effective Time and directly or indirectly relating to any of the Assets or the conduct of the business of Old Lorus or any Lorus Party prior to the Effective Time (b) prior to, at or after the Effective Time as a result of any and all interests, rights, Liabilities and other matters relating to the Assets, and (c) prior to or at the Effective Time and directly or indirectly relating to any of the activities of Old Lorus or the Arrangement;

NOW THEREFORE in consideration of the premises and the respective covenants and agreements contained herein and other good and valuable consideration (the receipt of which is hereby acknowledged), the parties hereto covenant and agree as follows:

SECTION 1
INTERPRETATION

1.1	Definitions

In this Agreement, including the recitals hereto, unless there is something in the subject matter or context inconsistent therewith, the following terms will have the following meanings, respectively:

1.1.1	“Agreement” means this Indemnification Agreement;

1.1.2	“Arrangement” has the meaning ascribed thereto in the recitals of this Agreement.

1.1.3	“Arrangement Agreement” means the arrangement agreement dated as of May 1, 2007 between Old Lorus, NuChem, GeneSense, New Lorus, Pinnacle International Lands, Inc. and 6707157 Canada Inc.;

1.1.4
“Assets” means, collectively, the assets and the Subsidiary Shares transferred, directly or indirectly, by Old Lorus to the Lorus Parties, as applicable, pursuant to the Transfer Transactions (including any assets held in trust by Old Lorus for a Lorus Party);

1.1.5
“Authorized Authority” means, in relation to any Claim, any (i) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign, (ii) court, agency, authority, commission, instrumentality, regulatory body or other entity exercising executive, legislative, judicial, taxing, regulation or administrative powers or functions of or pertaining to government, (iii) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions, and (iv) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including securities exchanges, in each case having jurisdiction over such Claim;

1.1.6	“Business Day” means a day other than a Saturday, Sunday or other day when banks in Toronto, Ontario or Vancouver, British Columbia, are not generally open for business;

1.1.7
“Canadian Securities Regulatory Authorities” has the meaning ascribed to such term in National Instrument 14-101 - Definitions, of the Canadian Securities Administrators, as such instrument may be amended or supplemented from time to time, or any similar instrument, rule or regulation hereafter adopted by any of the Canadian Securities Regulatory Authorities having substantially the same effect as such instrument;

1.1.8
“Claims” means any claim, demand, action, suit, arbitration, mediation, proceeding, investigation or regulatory inquiry with respect to any given matter for which an Indemnified Party is entitled to be indemnified hereunder;

1.1.9	“Claim Notice” has the meaning ascribed thereto in Section 4.1.1;

1.1.10	“Confidential Information” has the meaning ascribed thereto in Section 7.1;

1.1.11	“Counsel” means legal counsel representing a Party hereunder with respect to any Claim;

1.1.12	“Damage Recoveries” has the meaning ascribed thereto in Section 2.2;

1.1.13	“Demand” has the meaning ascribed thereto in Section 2.3.1;

1.1.14	“Determination Date” means the day upon which a Final Determination occurs;

1.1.15	“Effective Date” means the date of execution of this Agreement;

1.1.16	“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date;

1.1.17
“Final Determination” means, with respect to any Claim, the point in time when such Claim has been finally resolved for all purposes, which will be deemed to occur upon the happening of the earlier of the following events:

(i)
a binding Settlement Agreement being reached among all parties to the Claim and the filing of all applicable discontinuances and fully executed releases in form and content acceptable to New Lorus and the Indemnified Parties, acting reasonably and without undue delay, delivered amongst such parties as appropriate, and the satisfaction by or on behalf of New Lorus of any obligations it may have pertaining to such agreement or agreements; and

(ii)
the final resolution of each of the actions comprising the Claim by the Authorized Authority, including the completion of any appeal proceedings relating to a Judgment or the expiry of all applicable appeal periods, if any, and the satisfaction by or on behalf of New Lorus of any obligations it may have pertaining to such Claim;

1.1.18	“GeneSense” means GeneSense Technologies Inc., a corporation existing under the laws of Canada;

1.1.19
“Governmental Authority” means any federal, provincial, territorial, state, local or foreign government or any department, agency, board, tribunal (judicial, quasi-judicial, administrative, quasi-administrative or arbitral) or authority thereof or other political subdivision thereof and any Person exercising executive, legislative, judicial, regulatory or administrative

“functions of, or pertaining thereto or the operation thereof, including the Canadian Securities Regulatory Authorities (or any successor to any of them), the United States Securities and Exchange Commission (or any successor entity), the Toronto Stock Exchange and the American Stock Exchange;

1.1.20
“Indemnified Parties” means Old Lorus and each of its directors, officers and employees in respect of any matter for which an Indemnified Party is entitled to be indemnified hereunder and “Indemnified Party” means any one of the Indemnified Parties;

1.1.21	“Indemnity” means the indemnity given by New Lorus as set forth in this Agreement;

1.1.22
“Judgment” means an order, decree, assessment or other form of decision of an Authorized Authority which is in effect and has not been appealed or, if appealed, the effect of the order has not been stayed pending the outcome of such appeal;

1.1.23
“Legal Expenses” means all reasonable legal fees, disbursements, court or hearing costs and related expenses, disbursements or costs pertaining to the assessment or conduct of a Claim, including costs associated with preliminary or interlocutory proceedings, hearings, interrogations, discoveries, trials, appeals, negotiations, settlements and comprises;

1.1.24
“Liabilities” means, with respect to any Person, any liability, commitment or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, and whether or not the same is required to be accrued on the financial statements of such Person;

1.1.25	“Lorus Parties” means, collectively, New Lorus, NuChem and GeneSense and “Lorus Party” means any of them;

1.1.26
“Losses” means all damages, losses, expenses (including fines and penalties), third party costs and Legal Expenses which are suffered, sustained, paid or incurred in relation to any Claim or Liability;

1.1.27	“Nominee” means any nominee which New Lorus appoints to perform the duties and responsibilities of New Lorus hereunder, if any such nominee is so appointed;

1.1.28	“NuChem” means NuChem Pharmaceuticals Inc., a corporation existing under the laws of the Province of Ontario;

1.1.29	“Parties” means, collectively, Old Lorus and New Lorus;

1.1.30
“Person” includes any individual, firm, partnership, joint venture, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Authority, syndicate or other entity, whether or not having legal status;

1.1.31	“Power” has the meaning ascribed thereto in Section 3.1.1;

1.1.32
“Settlement Agreement” means any agreement entered into by a Party which requires or will require an Indemnified Party (i) to pay any amounts to, or for the benefit of, any other party to proceedings relating to Claims, or (ii) to otherwise incur Losses;

1.1.33	“Solvency Event” means the occurrence of one or more of the following events:

(i)
if a decree or order of a court of competent jurisdiction is entered adjudging a Lorus Party a bankrupt or insolvent or approving as properly filed a petition seeking the winding-up of a Lorus Party under the Companies’ Creditors Arrangement Act (Canada), the Bankruptcy and Insolvency Act (Canada) or the Winding Up Act (Canada) or any other bankruptcy, insolvency or analogous laws or issuing sequestration or process of execution against, or against any substantial part of the assets of a Lorus Party or ordering the winding up or liquidation of its affairs, and any such decree or order continues unstayed and in effect for a period of 10 days; or

(ii)
if a Lorus Party becomes insolvent, makes any assignment in bankruptcy or makes any other assignment for the benefit of creditors, makes any proposal under the Bankruptcy and Insolvency Act (Canada) or any comparable law, seeks relief under the Companies’ Creditors Arrangement Act (Canada), the Winding Up Act (Canada) or any other bankruptcy, insolvency or analogous law, is adjudged bankrupt, files a petition or proposal to take advantage of any act of insolvency, consents to or acquiesces in the appointment of a trustee, receiver, receiver and manager, interim receiver, custodian, sequestrator or other Person with similar powers of itself or of all or any substantial portion of its assets, or files a petition or otherwise commences any proceeding seeking any reorganization, arrangement, composition or readjustment under any applicable bankruptcy, insolvency, moratorium, reorganization or other similar law affecting creditors’ rights or consents to, or acquiesces in, the filing of such a petition;

1.1.34
“Subsidiary Shares” means, collectively, all of the shares in the capital of (a) GeneSense and (b) NuChem transferred, directly or indirectly, by Old Lorus to New Lorus pursuant to a Transfer Transaction;

1.1.35
“Tax” means all federal, provincial, territorial, state, county, municipal, local or foreign taxes, duties, imposts, levies, assessments, tariffs and other charges imposed, assessed or collected by a Governmental Authority, including any gross income, net income, gross receipts, business, royalty, capital, capital gains, goods and services, value added, severance, stamp, franchise, occupation, premium, capital stock, sales and use, real property, land transfer, personal property, ad valorem, transfer, license, profits, windfall profits, environmental, payroll, employment, employer health, pension plan, excise, severance, stamp, occupation, or premium tax, all withholdings on amounts paid to or by the Vendor, all employment insurance premiums, Canada, Ontario and any other pension plan contributions or premiums; and

1.1.36
“Transfer Transactions” means, collectively, the transactions contemplated by (a) the asset transfer agreement dated the date hereof between Old Lorus and GeneSense in connection with, among other things, certain assets of Old Lorus, (b) the asset transfer agreement dated the date hereof between GeneSense and New Lorus in connection with, among other things, certain patent assets of GeneSense, (c) the asset transfer agreement dated the date hereof between Old Lorus and GeneSense in connection with, among other things, the Virulizun patent assets and small molecule technology of Old Lorus, (d) the asset transfer agreement dated the date hereof between Old Lorus and GeneSense in connection with, among other things, the prepaid expenses and receivables of Old Lorus, (e) the share purchase agreement dated the date hereof between Old Lorus and New Lorus with respect to the shares of GeneSense, and (f) the share purchase agreement dated the date hereof between Old Lorus and New Lorus with respect to the shares of NuChem.

1.2	Extended Meanings

In this Agreement words importing the singular number only include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, corporations, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures and Governmental Authorities. The term “including” means “including without limiting the generality of the foregoing”.

1.3	Interpretation

The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and will not affect in any way the meaning or interpretation of this Agreement. The Parties acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the Parties hereby agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting Party will not be applicable in the interpretation of this Agreement.

1.4	Article References

Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the specified Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.5	Date for any Action

In the event that any date by or on which any action is required or permitted to be taken hereunder by any of the Parties is not a Business Day in the place where the action is required or permitted to be taken, such action will be required to be taken by or on the next succeeding day which is a Business Day.

1.6	Governing Law

This Agreement will be governed by and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. Each Party hereto hereby irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Ontario in respect of all matters arising under or in relation to this Agreement.

SECTION 2
INDEMNITY

2.1	Covenant to Indemnify

On and subject to the terms and conditions hereof, the Lorus Parties hereby jointly and severally covenant and agree that:

2.1.1
each Lorus Party has acquired the Assets in accordance with the terms of the Transfer Transactions, on an “as is, where is” basis and subject to any and all liens, encumbrances, agreements, commitments, rights of others and Liabilities pertaining thereto howsoever and whensoever arising;

2.1.2
as of the Effective Time, the Lorus Parties will, on a joint and several basis, assume and be liable for all Liabilities of Old Lorus for, and indemnify, defend and save harmless the Indemnified Parties from and against all Losses suffered, sustained, paid or incurred by any of the Indemnified Parties, howsoever or by whomsoever caused which arise out of, any matter or thing occurring (a) prior to, at or after the Effective Time and directly or indirectly relating to any of the Assets (including Losses for income, sales, excise and other Taxes arising in connection with the transfer of any Asset from Old Lorus, NuChem or GeneSense to any Lorus Party) or the conduct of the business of Old Lorus or any Lorus Party prior to the Effective Time, (b) prior to, at or after the Effective Time as a direct or indirect result of any and all interests, rights, obligations, indemnities, guarantees (whether financial or for performance), Liabilities and agreements of any kind whatsoever and whether matured or not, direct or indirect, contingent or absolute, held or provided by, or by which, Old Lorus or any Lorus Party is or was, prior to the Effective Time, bound relating to the Assets, including any guarantees, sureties, indemnities, letters of credit or any other obligations that are created, whether by law or contract or any other way howsoever, and whether as a party or as agent, guarantor, surety or indemnitor or otherwise, provided that the foregoing will not extend to any guarantees, sureties, indemnities, letters of credit or other Liabilities of Old Lorus given, or relating to events occurring, after the Effective Time, and (c) prior to or at the Effective Time and directly or indirectly relating to any of the activities of Old Lorus, any Lorus Party, including the activities of any director, officer, employee or other representative of Old Lorus, or the Arrangement, including any payments, obligations or Liabilities directly or indirectly relating to any exercise of the Dissent Rights (as defined in the Arrangement Agreement) or similar rights in connection with the Arrangement, except:

(i)
in respect of Tax for any taxation year in any way caused by, arising directly or indirectly or in any manner whatsoever from any event, or fact occurring after the Effective Time, but for greater certainty excluding any Taxes payable as a result of the Arrangement;

(ii)	in respect of Tax where, after the Effective Time, Old Lorus has waived in writing any time limitation, statutory or otherwise for any taxation period ending prior to the Effective Time; or

(iii)
in respect of Tax where, after the Effective Time, Old Lorus requests or knowingly initiates a review, ruling or opinion of any matter or takes any other action that affects the tax position of Old Lorus for any taxation period ending prior to the Effective Time;

2.1.3
a Lorus Party will not be entitled to exercise and each Lorus Party hereby waives any rights or remedies such Lorus Party may now or in the future have against any of the Indemnified Parties in respect of Liabilities assumed hereunder, including the right to name any of the Indemnified Parties as a third party to any action commenced by any third party against such Lorus Party; and

2.1.4
without limiting the generality of any agreement referred to in the definition of “Transfer Transactions” or any conveyance or other document entered into in connection therewith, each Lorus Party will see to the timely performance of all obligations relating to the Assets transferred to such Lorus Party which, in the absence of this Agreement, would be the responsibility of Old Lorus. The Lorus Parties will be liable, on a joint and several basis, to Old Lorus for and will, in addition, indemnify Old Lorus from and against, all Losses suffered, sustained, paid or incurred by Old Lorus should a Lorus Party fail in the timely performance of such obligations.

2.2	Costs and Damages

If, following a Final Determination, the parties to Claims made by them and applicable to any matter for which Indemnified Parties are entitled to be indemnified hereunder, other than any of the Indemnified Parties, are unsuccessful in whole or in part with respect of such Claims such that damages and costs (“Damage Recoveries”) are awarded to any of the Indemnified Parties, New Lorus will, provided that it is not then in default of its obligations hereunder relating to such Claims, be entitled to receive, and such Indemnified Parties will forthwith upon receipt thereof pay, or direct the payment by the payor of, all such Damage Recoveries to New Lorus, provided that the Indemnified Parties will be entitled to retain such amounts as may be necessary to compensate for the Taxes paid by any of the Indemnified Parties, if any, resulting from the receipt by it of such Damage Recoveries or to satisfy other Losses suffered, sustained, paid or incurred by any of the Indemnified Parties pursuant to Claims if not already paid for by New Lorus.

2.3	Payments under Indemnity

2.3.1
Subject to the terms and conditions hereof and upon any of the Indemnified Parties sustaining, paying, incurring or suffering any Loss for which such Indemnified Parties are entitled to be indemnified hereunder, each of such Indemnified Parties may provide a demand for payment to any or all of the Lorus Parties (a “Demand”), which Demand will specify such Loss sustained, paid, incurred or suffered or to be incurred or suffered by the Indemnified Party and will be accompanied by copies of any relevant Judgments, documents, invoices or instruments (along with reasonable evidence of such payment or the requirement for payment substantiating the amount and nature of the Loss incurred or to be incurred).

2.3.2
Subject to the terms and conditions hereof, the Lorus Parties will make the required payment or relieve the Indemnified Parties of the obligation to incur or suffer the relevant Loss within (i) 30 days after receipt of a Demand, or (ii) within such lesser period as may be required in connection with a Judgment.

2.4	Termination of Power

2.4.1
Subject to Section 2.4.2, an Indemnified Party may, upon written notice given to New Lorus, terminate the Power if (i) any Lorus Party has defaulted in the payment of a proper Demand on the basis contemplated in Section 2.3 without full and complete remedy of such default within 30 days of receipt of written notice of such default, or (ii) Old Lorus shall have determined, in its sole discretion, that New Lorus shall not have conducted the proceedings relating to any Claim in a competent, timely or professional manner.

2.4.2
It will be a condition precedent to the right of the Indemnified Parties to elect to terminate the Power under this Section 2.4, that the Indemnified Parties will have unequivocally undertaken in writing to thereafter assume and conduct proceedings relating to any Claim in a competent and professional manner. Notwithstanding any such termination of the Power, the Indemnity will continue to apply, including the obligation to indemnify for all Losses, provided however:

(i)
New Lorus will be entitled to access to all written information relating to any such Claim on the same basis as the right granted to the Indemnified Parties pursuant to Section 3.7.1 and will have the right to monitor and be informed of (each on a without prejudice basis) all material steps and proceedings relating to any Claim on the same basis as the right granted to the Indemnified Parties pursuant to Section 3.7.2; and

(ii)
the Indemnified Parties may not, without the prior written consent of New Lorus, acting reasonably and without delay, settle any Claim or consent to entry of a Judgment with respect thereto which imposes any indemnification obligations upon New Lorus.

2.4.3
In the event that the Indemnified Parties elect to terminate the Power other than pursuant to the terms of this section 2.4, the Indemnified Parties will not be entitled any longer to indemnification pursuant to the terms of this Agreement.

2.5	Payment of Interest on Unpaid Amounts

Any amount owed to an Indemnified Party by a Lorus Party hereunder remaining unpaid will bear interest calculated daily and compounded monthly from the day such amount was due until the day such amount was paid, at the rate of 1% per annum above the annual rate of interest designated by the main branch in Toronto of Royal Bank of Canada as its reference rate for Canadian dollar commercial loans made in Canada and which is announced by such bank as its prime rate.

SECTION 3
POWER OF ATTORNEY

3.1	Granting of Power

3.1.1
On and subject to the terms and conditions hereof, each of the Indemnified Parties, hereby irrevocably appoints New Lorus and New Lorus’s Nominee (if so appointed by New Lorus), as its sole and exclusive attorney and agent, such parties to be entitled to act independently or jointly, for any and all purposes associated with all Claims with full and absolute power (herein the “Power”) to negotiate, settle, compromise, litigate or otherwise deal with the same in New Lorus’s absolute and unfettered discretion through to a Final Determination, which Power will, without limiting the generality of the foregoing, include the following:

(i)	the right to retain or confirm the retention of Counsel;

(ii)	subject to section 3.3.3(i), the right to instruct Counsel from time to time as may be necessary or prudent;

(iii)
the power to settle or compromise a Claim, but only if such settlement or compromise (A) includes an unconditional release of such Indemnified Party from all Liability on such Claim and (B) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any Indemnified Party;

(iv)	subject to clause (iii) of this Section 3.1.1, the power and authority to direct all Authorized Authority proceedings on behalf of the Indemnified Parties and make all decisions pertaining thereto;

(v)
subject to Section 3.4.2, the power to commence and conduct in the name of the Indemnified Parties any counterclaims or claim over against third Persons in respect of or related to any Claim and the subject matter thereof; and

(vi)	to pay on behalf of the Indemnified Parties, any amounts required to effect or assist in ultimately effecting a Final Determination.

3.1.2
Subject to Sections 2.4, 3.3 and 3.4, the Power will be irrevocable by the Indemnified Parties until a Final Determination has occurred, but may be exercised by New Lorus or New Lorus’s Nominee through any individuals designated by New Lorus or New Lorus’s Nominee for that purpose from time to time, which individuals and New Lorus’s Nominee may, subject to the provisions hereof, be changed by New Lorus or on its behalf at the sole discretion of New Lorus. New Lorus will, within a reasonable time, notify the Indemnified Parties in writing as to appointments or changes in New Lorus’s Nominee or the designated individuals of New Lorus or New Lorus’s Nominees, if any, who will be authorized to exercise the Power on behalf of New Lorus.

3.2	Acceptance of Appointment

By its execution hereof, New Lorus hereby accepts, on behalf of itself and its Nominee, if any, its appointment or their respective appointments as attorney for and on behalf of the Indemnified Parties on the basis set forth herein.

3.3	Conduct of Claims and Precondition of Power

3.3.1
New Lorus will, within 15 days of receiving a Claim Notice, or such shorter period as may be appropriate in the circumstances to avoid any prejudice or increased potential for Losses, in respect of any Claim, give notice in writing to the applicable Indemnified Party that:

(i)	New Lorus has irrevocably and unconditionally confirmed that the entirety of such Claim is one for which the Indemnified Party is entitled to be fully indemnified under the terms of this Agreement;

(ii)
New Lorus is unable, without further inquiry, to determine whether such Claim is one for which the Indemnified Party is entitled to be indemnified, in whole or in part, under the terms of this Agreement;

(iii)	the Claim is one for which the Indemnified Party is not entitled to indemnification under the terms of this Agreement; or

(iv)	the Claim is one for which the Indemnified Party is only entitled to indemnification, in part, under the terms of this Agreement.

3.3.2
It will be a precondition to the continuance and exercise of the Power, or any part thereof, in respect of any Claim, that (i) New Lorus will have irrevocably and unconditionally confirmed, within such 15 day period, that the entirety of such Claim is one for which the Indemnified Party is entitled to be fully indemnified under the terms of this Agreement, and (ii) a Solvency Event shall not have occurred.

3.3.3
In the event that New Lorus gives notice under Section 3.3.1(ii), until such time that New Lorus is able to determine whether or not the entirety of the Claim is one for which the Indemnified Party is entitled to be fully indemnified under the terms of this Agreement, the Indemnified Party will be possessed of the power to negotiate, settle, compromise, litigate or otherwise deal with such Claim, provided however that:

(i)
the Indemnified Party and New Lorus will mutually agree in writing upon the retention of Counsel, unless the Indemnified Party has received an opinion of counsel to the effect that the interests of the Indemnified Party and New Lorus with respect to such Claim are sufficiently adverse to prohibit the representation by the same counsel of both parties under applicable ethical rules, in which event the Indemnified Party will have the unilateral right to employ separate Counsel and the fees and expenses of such Counsel will be included as part of any Losses incurred, sustained and suffered by such Indemnified Party;

(ii)
the Indemnified Party will not, without New Lorus’s prior written consent (such consent not to be unreasonably withheld or delayed), settle, compromise, consent to the entry of any Judgment in or otherwise seek to terminate such Claim;

(iii)
the Indemnified Party will provide, on a timely basis, New Lorus with (A) access to all information relating to such Claim and the status thereof; and (B) copies of reports and other correspondence it receives from Counsel on the status of such Claim and the results of any settlement discussions that have occurred or are scheduled;

(iv)	the Indemnified Party will consult with New Lorus on strategic decisions relating to such Claim; and

(v)
should it wish to do so, New Lorus will be entitled to monitor at its own expense the conduct of such Claim with a view to being informed as to all material aspects thereof, including the Indemnified Party’s strategy and its estimates of liability exposure and relevant timing.

Notwithstanding the foregoing but subject to Section 2.4, this Section 3.3 and Section 3.4, New Lorus reserves the right, at any time, to exercise the Power by providing an irrevocable and unconditional confirmation that the Claim is one for which the Indemnified Party is entitled to be fully indemnified under the terms of this Agreement, in which event the Indemnified Party will take all commercially reasonable steps to transition the Claim to New Lorus in a manner that will not prejudice such Claim or New Lorus’s ability to defend such Claim.

3.3.4
In the event that New Lorus gives notice, at any time, that a Claim is one for which an Indemnified Party is not entitled to indemnification under this Agreement, the Indemnified Party will, without prejudice to any other rights or remedies of the Indemnified Party in respect of such Claim or in respect of a Lorus Party hereunder, have full and absolute power to negotiate, settle, compromise, litigate or otherwise deal with the Claim in the Indemnified Party’s absolute and unfettered discretion through to a Final Determination, which powers will include those powers enumerated in Section 3.1.1.

3.3.5
In the event that New Lorus gives notice, at any time, that a Claim is one for which an Indemnified Party is entitled, under the terms of this Agreement, to indemnification, in part, and the Indemnified Party agrees that it is only entitled to indemnification in part, the Parties hereby agree to use commercially reasonable efforts to, depending upon the nature of the Claim, either (i) conduct a joint defence in respect of the Claim, or (ii) bifurcate the Claim, in which event New Lorus would exercise the Power only in respect of that part of the Claim that is subject to indemnification.

3.4	Limitation on Power

Neither the Power nor any other provision of this Agreement will:

3.4.1
obligate an Indemnified Party to incur, pay, suffer or sustain any Losses which it would not be entitled to recover from New Lorus pursuant to Section 2.1 and only if such amounts would be recoverable in full by the Indemnified Party from New Lorus, or if such obligation does or may reasonably be expected to exceed such amounts, New Lorus will have provided to the Indemnified Party reasonable assurances as to payment of such excess amounts by documentation in form and substance satisfactory to the Indemnified Party, acting reasonably, and will have received prior written consent of the Indemnified Party, such consent not to be unreasonably withheld or delayed, prior to exercising the Power; or

3.4.2
entitle or permit New Lorus to commence or conduct in the name of Indemnified Parties any counter claims or claims pursuant to Section 3.1.1(v), unless such claims relate specifically to the subject matter of the Claim, without the prior written consent of the Indemnified Parties, such consent not to be unreasonably withheld or delayed.

3.5	Contract Directly

During the currency of the Power, New Lorus will contract directly for the services of Counsel, experts or other necessary or desirable Persons (as determined by New Lorus, subject to Section 3.6, in its sole and absolute discretion) for any and all purposes associated with the Claims and New Lorus further agrees that it will not retain any such Persons unless it will have confirmed to these Persons, with a copy to the Indemnified Parties, that such Persons will have recourse solely to New Lorus and will have no Claims for compensation, costs or otherwise against any of the Indemnified Parties.

3.6	Diligence

New Lorus covenants to exercise its powers hereunder in a competent and professional manner.

3.7	Access to Information and Participation by the Indemnified Parties

3.7.1
The Indemnified Parties will be entitled to access to all material or relevant written information relating to any Claim and the status thereof. New Lorus agrees to provide, on a timely basis, the Indemnified Parties, with copies of reports it receives from Counsel or New Lorus’s Nominee on the status of any Claim and the results of, or strategy relating to any Claim or any settlement discussions that have occurred or are scheduled. Notwithstanding the foregoing, if the Indemnified Parties breach, in any material respect, the provisions of Section 7, then, without limiting any other rights or remedies New Lorus may have against the Indemnified Parties or other Persons breaching such obligations, the rights provided for in this Section 3.7.1 will be suspended.

3.7.2
Should it wish to do so, an Indemnified Party will, in addition to Section 3.7.1, be entitled to monitor at its own expense the conduct of any Claim with a view to being informed as to all material aspects thereof, including New Lorus’s strategy and its estimates of New Lorus’s exposure and relevant timing.

3.7.3	New Lorus will forthwith notify the Indemnified Party upon becoming aware of any Losses which are embodied in or arise as a result of or pursuant to any Judgment or Settlement Agreement.

SECTION 4
OBLIGATIONS OF INDEMNIFIED PARTIES

4.1	Specific Obligations

As and from the Effective Date to and including a Determination Date, the Indemnified Parties hereby covenant and agree with New Lorus to:

4.1.1
promptly provide New Lorus with written notice of any outstanding, pending or threatened Claim which the Indemnified Parties become aware of (a “Claim Notice”); provided that the failure to promptly provide such notice will not relieve New Lorus or any obligation to indemnify such Indemnified Party, except to the extent such failure prejudices New Lorus;

4.1.2
in relation to any identified Claim for which New Lorus is exercising the Power pursuant to Section 3.1 and in accordance with the terms of this Agreement, take such commercially reasonable action as New Lorus may request and take no action that has the effect of prejudicing such Claim or New Lorus’s ability to defend such Claim, except where such Indemnified Party is permitted by the terms hereof to act in a contrary manner;

4.1.3
comply in all material respects with the provisions of this Agreement and with the reasonable written instructions given by New Lorus, its Nominee, or Counsel in relation to any of the Powers granted to New Lorus pursuant to Section 3.1. Such written requests will be given to the Indemnified Parties detailing the requested action. The Indemnified Parties will in all cases be afforded a reasonable period in which to comply with the request having due regard to the terms here of and to applicable prescription periods or offers which expire within a specified time in respect of which New Lorus has provided the Indemnified Parties with as much notice as is reasonably practicable in the circumstances; and

4.1.4
provide to New Lorus and its authorized representatives access at all reasonable times to, and the right to photocopy, the files and records of the Indemnified Parties pertaining or relating to any Claims, or the subject matter thereof.

SECTION 5
COOPERATION

5.1	Cooperation

5.1.1	Subject to Section 3.4.1 and Section 3.1.1(iii), in connection with the negotiation of any Settlement Agreement and any documents contemplated thereunder, the Indemnified Parties will cooperate on a commercially reasonable basis with New Lorus and execute and deliver the same in accordance with the reasonable requests and requirements of New Lorus with respect thereto; provided that, if, in the sole discretion of an Indemnified Party, a Settlement Agreement obligates such Indemnified Party to incur any Losses for which they are not indemnified, such Indemnified Party will not be required to sign the Settlement Agreement and will not, on that basis, be in breach of their obligations under this Section 5.1.

5.1.2	The obligations of the Indemnified Parties under Section 5.1.1 will be applicable only when New Lorus is exercising the Power in accordance with Section 3.1.

SECTION 6
REPRESENTATIONS AND WARRANTIES

6.1	Representations and Warranties

Each of the Parties represents and warrants to each other as of the date hereof that:

6.1.1
it is duly incorporated and validly subsisting under the laws of its incorporating jurisdiction and has the corporate power and authority and the legal right to enter into this Agreement and fully complete and perform its obligations hereunder;

6.1.2	this Agreement has been duly and properly executed and delivered by it and constitutes legal, valid and binding obligations of it enforceable against it in accordance with its terms; and

6.1.3	it has the requisite power, capacity and authority to enter into this Agreement.

SECTION 7
CONFIDENTIALITY OBLIGATIONS

7.1	Confidentiality Obligations

All documents, information, discussions and disclosures made hereunder or pursuant hereto (the “Confidential Information”) will at all times be held in the strictest confidence by each of the Parties, will not be used for any purpose whatsoever other than those specifically relating to this Agreement and Claims and will not be disclosed for any purpose whatsoever to any third Person, including the other parties to Claims adverse in interest to an Indemnified Party, or its Counsel, provided, however, that such restrictions on disclosure will not apply if:

7.1.1	the disclosure of the Confidential Information is required by applicable law;

7.1.2	the Confidential information is or becomes publicly available other than through a breach of the provisions hereof by any Person to whom disclosure is made in accordance herewith; or

7.1.3	the written consent of the Parties is given prior to any such use or disclosure being made.

SECTION 8
GENERAL

8.1	Breach by Indemnified Party

A breach by an Indemnified Party of any of the terms and provisions of this Agreement or a default on the part of an Indemnified Party in the performance of its obligations hereunder will not in any way reduce or discharge any Lorus Party from any obligations that it may have to indemnify the Indemnified Parties in respect of a Claim nor will it terminate this Agreement or the obligations of any Lorus Party hereunder, provided however that the Indemnity will not apply to any Losses incurred as a direct result of such breach or default.

8.2	Notices

Any notice, request, consent, waiver, direction or other communication required or permitted to be given under this Agreement will be in writing and may be given by delivering same or sending same by facsimile transmission or by delivery addressed to the Party to which the notice is to be given at its address for service herein or to such other address as may be indicated in writing from time to time. Any such notice, request, consent, waiver, direction or other communication will, if delivered, be presumed to have been given and received on the day on which it was delivered to the address provided herein (if that day is a Business Day, and if it is not, then on the next succeeding Business Day), and if sent by facsimile transmission will be deemed to have been given and received at the time of receipt unless actually received after 4:00 p.m. at the point of delivery, in which case it will be deemed to have been given and received on the next Business Day.

8.2.1	If to Old Lorus prior to the Effective Time:

2 Meridian Road
Toronto, ON M9W 4Z7

Attention:    Director of Finance
Fax:              (416) 798-2200

8.2.2                  If to Old Lorus after the Effective Time

c/o Pinnacle International Realty Group, Inc.
Suite 300 - 911 Homer Street
Vancouver, BC V6B 2W6

Attention:    Vice President Finance
Fax:              (604) 688-7749

8.2.3                  If to New Lorus:

2 Meridian Road
Toronto, ON M9W 4Z7

Attention:    Director of Finance
Fax:              (416) 798-2200

8.3	Time of Essence

Time will be of the essence in this Agreement.

8.4	Entire Agreement

Except for the various collateral agreements entered into in connection with the Arrangement, this Agreement constitutes the entire agreement between the Parties and cancels and supersedes all prior agreements (including the letter agreement dated April 4, 2006) and understandings between the Parties with respect to the subject matter hereof.

8.5	Assignment

Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned by any Party without the prior written consent of the other Party.

8.6	Binding Effect

This Agreement will be binding upon and will enure to the benefit of the parties hereto and their respective successors and permitted assigns.

8.7	Further Assurances

Each Party hereto will, from time to time, and at all times hereafter, at the request of the other Parties hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as are reasonably required in order to fully perform and carry out the terms and intent hereof.

8.8	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

8.9	Counterpart Execution

This Agreement may be executed in any number of counterparts and each such counterpart will be deemed to be an original instrument but all such counterparts together will constitute one agreement.

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IN WITNESS WHEREOF the parties have executed this Agreement.

4325231 CANADA INC.

by:
Name:
Title:

LORUS THERAPEUTICS INC.

by:
Name:
Title:

NUCHEM PHARMACEUTICALS INC.

by:
Name:
Title:

GENESENSE TECHNOLOGIES INC.

by:
Name:
Title: